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Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-70438

P R O S P E C T U S

5,400,000 Shares

Common Stock

$13.00 per share

        We are selling 5,400,000 shares of our common stock. We have granted the underwriters an option to purchase up to 810,000 additional shares of common stock to cover over-allotments.

        This is the initial public offering of our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "PYPL."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$13.00	$70,200,000
Underwriting Discount	$0.91	$4,914,000
Proceeds to PayPal (before expenses)	$12.09	$65,286,000

        The underwriters expect to deliver the shares to purchasers on or about February 21, 2002.

Salomon Smith Barney
Bear, Stearns & Co. Inc.
William Blair & Company
SunTrust Robinson Humphrey
Friedman Billings Ramsey

February 14, 2002

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        Until March 11, 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors," our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

PayPal, Inc.

        PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. We deliver a product well suited for small businesses, online merchants, individuals and others currently underserved by traditional payment mechanisms.

        We seek to become the global standard for online payments. We offer our account-based system to users in 37 countries including the United States. For the nine months ended September 30, 2001, the dollar value of payments made through PayPal to business accounts, which we refer to as Gross Merchant Sales or GMS, totaled $2.0 billion, or 87.5% of our total payment volume of $2.3 billion for the same period. Our GMS consists mainly of payments to small businesses. Currently, the majority of these payments relate to sales of goods and services through online auctions. As of September 30, 2001, we had 10.6 million total accounts, including 2.1 million business accounts and 8.5 million personal accounts. For the nine months ended September 30, 2001, 5.3 million of these accounts sent or received a payment that resulted in a fee.

        Our customers choose either PayPal business accounts or PayPal personal accounts. Business accounts pay us transaction fees on all payments they receive and enjoy a variety of additional features. These features include the ability to receive credit card-funded payments, the opportunity to apply for the PayPal ATM/debit card, listing in our PayPal Shops directory and use of our Web Accept feature to accept payments directly from their websites. Personal accounts may receive free payments funded from bank account transfers or existing PayPal balances and may send payments without any cost to them. Personal accounts can upgrade to business accounts at any time. During the nine months ended September 30, 2001, 622,000 customers upgraded from personal to business accounts.

        We earn revenues primarily from transaction fees on GMS, as well as from international funding and withdrawal fees and from fees on our ATM/debit card. For the three months ended September 30, 2001:

  •
  We generated revenues of $30.2 million. Of this amount, GMS fees comprised 82.8%, and we derived 15.1% of our revenues from non-U.S. customers;

  •
  Our transaction and other fees equaled $29.2 million, or 3.2% of our total payment volume of $924.6 million, compared to our transaction processing expenses of $12.4 million, or 1.3% of total payment volume; and

  •
  Our net loss totaled $32.4 million. Our net loss amounted to $1.2 million, excluding non-cash expenses of $31.2 million related to amortization of intangibles and stock-based compensation.

For the nine months ended September 30, 2001:

  •
  We generated revenues of $64.4 million. Of this amount, GMS fees comprised 82.4%, and we derived 13.5% of our revenues from non-U.S. customers;

  •
  Our transaction and other fees equaled $61.4 million, or 2.7% of our total payment volume of $2.3 billion, compared to our transaction processing expenses of $31.9 million, or 1.4% of total payment volume; and

  •
  Our net loss totaled $89.3 million. Our net loss amounted to $19.1 million, excluding non-cash expenses of $70.2 million related to amortization of intangibles and stock-based compensation.

        The small business market presents us with a potentially significant opportunity. According to the U.S. Census Bureau, approximately 22.6 million small businesses in the U.S., those with less than $1.0 million in annual receipts, generate an aggregate of $1.6 trillion in annual sales. In addition, according to The Nilson Report, only 3.1 million merchants in the U.S. currently accept credit cards, leaving a large number of sellers unable to accept traditional electronic payments. By enhancing the existing payment infrastructure, the PayPal product serves the need of these sellers for a secure, convenient and cost-effective online payment system.

        To send a payment, a PayPal account holder enters the email address of the recipient and the payment amount, and selects a funding source—credit card, bank account or PayPal balance. In addition, with our Web Accept feature, merchants can accept PayPal payments directly from their websites. When a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated Web Accept, the consumer can open a PayPal account from the merchant's site in order to make a purchase.

        Payment recipients may use their funds to make payments to others, leave the funds in their PayPal accounts and earn a money market rate of return, or withdraw the funds at any time by requesting a bank account transfer or a check delivered by mail or by using the PayPal ATM/debit card. When a PayPal sender makes an email payment to a recipient who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds.

        We have achieved our growth through a combination of the "push" nature of email payments to non-registered recipients and the "pull" nature of Web Accept. During the nine months ended September 30, 2001, our total number of accounts grew by 5.1 million, an average of 18,500 per day, at an average total marketing expense, including promotional bonuses, of $1.05 per new account.

        During the nine months ended September 30, 2001, we processed an average of 171,000 payments per day totaling $8.5 million in daily volume. For this period, the average payment amount sent equaled $50.

        To establish PayPal as the online payment standard, we will continue to identify transactions and markets not served adequately by existing payment systems and to develop product features that improve upon those legacy systems. In addition to growing our customer base, our business strategy includes the following:

  •
  Expand small business payment volume by continuing to develop and enhance the product features useful to small business customers;

  •
  Strengthen our position as the payment method of choice on online auctions by adding product features valued by auction participants;

  •
  Increase volume of international payments through development of a multi-currency platform and the addition of features that increase international access to our product;

  •
  Maintain low variable costs, particularly transaction losses, by employing proprietary risk management techniques; and

  •
  Grow PayPal ATM/debit card usage by broadening card distribution to qualified customers.

Summary Risks

        You should consider carefully the following important risks:

  •
  We have a limited operating history. The PayPal product launched in October 1999.

  •
  To date, we have never achieved a profitable quarter. We have accumulated net losses, including non-cash stock-based compensation expenses and amortization of intangibles, of $264.7 million from our inception, March 8, 1999, through September 30, 2001. The non-cash expenses related to amortization of goodwill and other intangibles and amortization of non-cash stock-based compensation amounted to $125.8 million for the same period.

  •
  We operate in a highly competitive industry. Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and customer service resources, greater name recognition or a larger base of customers in affiliated businesses.

  •
  We depend on online auction transactions for a significant percentage of our payment volume and we generate a significant portion of our business on eBay, with which we have no contractual relationship and which owns a majority stake in a competing payment service. If our ability to process payments for purchases made on online auction websites, particularly eBay, became impaired, our business would suffer.

  •
  On February 4, 2002, CertCo, Inc. filed a lawsuit against us alleging that our "electronic payment and transaction system" infringes a patent owned by CertCo. If any portions of our service were found to infringe this patent and we are unable to obtain a license, we could be required to restructure our payment system, stop offering our payment product altogether, or pay substantial damages. Based on statements recently made to us by a representative of CertCo, we expect CertCo to file a motion seeking a preliminary injunction against us as early as February 14, 2002.

  •
  Our director of communications had recent contacts with the author of a research note, published on February 4, 2002, two days prior to when we hoped to price our initial public offering, by a third-party research service of which we are a client. We paid $25,000 to this third party in October 2001 for a one-year research services agreement. If these contacts were held to violate the Securities Act of 1933, we could be required to repurchase securities sold in this offering.

        Please see the section entitled "Risk Factors" for information on these and other risks related to our business and this offering.

Company Information

        You may contact us at our principal executive offices, 1840 Embarcadero Road, Palo Alto, California, 94303, or by telephone, (650) 251-1100. You may find us on the web at www.paypal.com. We do not incorporate by reference any information contained in our website into this prospectus, and you should not consider information contained in our website as part of this prospectus.

        We have registered the "PayPal" trademark. This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other parties.

        We use the terms "balance" and "account balance" to refer to funds that our customers hold until they decide to withdraw the funds, transfer the funds to others through PayPal or invest the funds in the PayPal Money Market Reserve Fund. We pool these customer funds and, as agent for our customers, we deposit the funds in bank accounts. We believe that, in handling customer funds, we act solely as an agent and custodian and not as a depositary.

        We use the term "credit cards" to refer, where applicable, to traditional credit cards as well as debit cards participating in the Visa or MasterCard networks.

        We use the term "premier account" on our website to describe fee paying accounts held by individuals. In this prospectus, we refer to premier accounts and business accounts collectively as "business accounts."

        We present operating data, such as payment volume and number of users, only for the PayPal product. To ensure continuity of the information presented, we include data for Confinity, Inc. prior to the merger with X.com Corporation in March 2000.

The Offering

Common stock offered	5,400,000 shares
Common stock outstanding after this offering	59,832,452 shares
Use of proceeds
For collateral requirements to support our transaction processing activities, capital expenditures and other general corporate purposes, including continued international expansion and development of additional product features. See "Use of Proceeds."
Nasdaq National Market symbol	PYPL

        We base the number of shares outstanding after this offering on 54,432,452 shares outstanding as of December 31, 2001, including 3,683,562 shares of restricted common stock outstanding but subject to repurchase by us and excluding:

  •
  2,336,478 shares of common stock issuable upon exercise of options outstanding as of December 31, 2001 at a weighted average exercise price of $1.80 per share;

  •
  4,195,597 shares of common stock issuable upon exercise of options granted in January 2002 at a weighted average exercise price of $11.89 per share;

  •
  142,603 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.92 per share; and

  •
  4,466,903 shares of common stock reserved for future grant under our stock option plans as of January 31, 2002; in addition, 625,000 shares are reserved for issuance under our employee stock purchase plan.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  a one-for-four reverse stock split of our common stock, which was effected in December 2001;

  •
  the filing of our amended and restated certificate of incorporation concurrently with the completion of this offering;

  •
  the automatic conversion of all outstanding shares of preferred stock into 43,355,136 shares of common stock upon the closing of this offering; and

  •
  no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Information

        The following table sets forth our summary consolidated financial information. You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus.

        The pro forma numbers in the table give effect to the conversion of all then outstanding shares of preferred stock into shares of common stock immediately prior to the completion of the offering.

        The balance sheet data on a pro forma as adjusted basis reflects the sale of 5,400,000 shares of common stock offered by us at an initial offering price of $13.00 per share after deducting the underwriting discount and estimated offering expenses payable by us, and the receipt of net proceeds from this offering.

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands, except per share data) (unaudited)
Consolidated Statements of Operations:
Transaction and other fees	$—	$35	$1,016	$7,425	$13,156	$18,992	$29,229
Interest on funds held for others	—	240	727	1,079	1,143	920	955
Service agreement revenues	1,186	1,886	529	337	—	—	—

Total revenues	1,186	2,161	2,272	8,841	14,299	19,912	30,184

Transaction processing expenses	—	6,230	9,764	9,098	8,754	10,659	12,441
Provision for transaction losses	13	2,577	5,131	3,307	3,103	2,437	4,163
Customer service and operations(1)	523	3,726	5,848	5,657	7,064	7,216	7,682
Product development(1)	512	923	1,625	1,359	2,018	2,125	2,191
Selling, general and administrative(1)	3,127	13,615	10,614	7,592	5,443	5,736	5,603
Stock-based compensation	519	281	3,907	1,118	2,157	4,026	14,776
Amortization of goodwill and other intangibles	67	16,415	16,415	16,415	16,415	16,415	16,416
Service agreement costs and termination expenses	19,344	7,640	6,949	7,212	—	—	—

Total operating expenses	24,105	51,407	60,253	51,758	44,954	48,614	63,272

Loss from operations	(22,919)	(49,246)	(57,981)	(42,917)	(30,655)	(28,702)	(33,088)
Interest income	152	—	1,015	957	943	798	583
Other income (expense), net	(46)	1,432	(9)	56	454	254	152

Net loss	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)	$(32,353)

Basic and diluted net loss per share	$(34.94)	$(13.48)	$(14.10)	$(8.95)	$(5.39)	$(4.47)	$(4.69)

Shares used in calculating basic and diluted net loss per share	653	3,546	4,041	4,682	5,426	6,187	7,182
Pro forma basic and diluted net loss per share	$(1.94)	$(1.44)	$(1.45)	$(1.00)	$(0.63)	$(0.58)	$(0.69)

Shares used in calculating pro forma basic and diluted net loss per share	11,736	33,257	39,170	41,891	46,511	48,074	48,828
(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$24	$48	$57	$84	$157	$462	$867
Product development	48	64	180	623	383	392	5,440
Selling, general and administrative	447	169	3,670	411	1,617	3,172	8,469

Total	$519	$281	$3,907	$1,118	$2,157	$4,026	$14,776

Operating Data:
Gross Merchant Sales	$—	$1,873	$55,621	$335,691	$546,848	$663,014	$815,014
Total payment volume	$46,263	$248,799	$422,760	$543,562	$642,737	$746,888	$924,601
Total number of payments	1,026	5,456	9,438	12,325	13,524	15,058	17,969
Average payment amount	$45	$46	$45	$44	$48	$50	$51
Total number of accounts (at period end)	824	2,190	3,718	5,518	7,200	8,798	10,589
Number of business accounts	—	14	289	800	1,327	1,731	2,138

	As of Sept. 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,375	$22,375	$83,661
Short-term investments	4,998	4,998	4,998
Long-term investments	20,826	20,826	20,826
Restricted cash	6,548	6,548	6,548

Total	$54,747	$54,747	$116,033

Cash and cash equivalents—held on behalf of customers	$116,239	$116,239	$116,239
Long-term investments—held on behalf of customers	16,365	16,365	16,365

Total	$132,604	$132,604	$132,604

Funds receivable	$26,674	$26,674	$26,674
Total assets	265,901	265,901	327,187
Due to customers	139,993	139,993	139,993
Funds payable	16,584	16,584	16,584
Reserve for transaction losses	5,332	5,332	5,332
Mandatorily redeemable convertible preferred stock	279,224	—	—
Total stockholders' equity (deficit)	(186,648)	92,576	153,862

Recent Developments

        We set forth below our unaudited selected financial information for the three months ended December 31, 2000 and 2001. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements contained in this prospectus.

        The pro forma numbers in the table give effect to the conversion of all then outstanding shares of preferred stock into shares of common stock immediately prior to completion of the offering.

	Three Months Ended Dec. 31,
	2000	2001
	(in thousands, except per share data) (unaudited)
Selected Results of Operations:
Total revenues	$8,841	$40,436
Transaction processing expenses	9,098	15,735
Provision for transaction losses	3,307	5,057
Customer service and operations	5,657	8,674
Product development	1,359	2,485
Selling, general and administrative	7,592	5,691
Stock-based compensation	1,118	5,318
Amortization of goodwill and other intangibles	16,415	16,415
Net loss	(41,904)	(18,541)
Basic and diluted net loss per share	$(8.95)	$(2.36)

Pro forma basic and diluted net loss per share	$(1.00)	$(0.36)

        For the three months ended December 31, 2001, our net loss totaled $18.5 million. Excluding non-cash expenses of $21.7 million related to amortization of intangibles and stock-based compensation, we earned net income of $3.2 million.

        During the three months ended December 31, 2001, our total accounts grew by an average of 24,400 per day, to 12.8 million accounts at December 31, 2001. Of these accounts, 1.0 million were international accounts, an increase of 0.9 million accounts from December 31, 2000, and 2.6 million were business accounts, an increase of 1.8 million from December 31, 2000.

        Revenue for the three months ended December 31, 2001 totaled $40.4 million, an increase of 357.4% over the comparable period in 2000. We attribute this increase primarily to the following:

  •
  A 219.0% increase in GMS from $335.7 million for the three months ended December 31, 2000 to $1,070.8 million for the three months ended December 31, 2001;

  •
  An increase in the average price charged on GMS payments to 3.2% for the three months ended December 31, 2001 from 2.1% for the three months ended December 31, 2000. Fees on GMS increased to $33.9 million from $7.1 million;

  •
  Our introduction of international access in November 2000. Revenue from fees assessed on international funding and withdrawals increased from $0.3 million for the three months ended December 31, 2000 to $3.3 million for the three months ended December 31, 2001. For the three months ended December 31, 2001, international funding and withdrawal fees plus GMS fees and other fees collected from senders or recipients that reside outside the U.S. accounted for 14.0% of our total revenues; and

  •
  The launch of the PayPal ATM/debit card in January 2001. Debit card fees, net of cash-back bonuses, amounted to $1.5 million for the three months ended December 31, 2001. This represents a weighted average fee, net of cash-back bonuses, of 0.9% on total debit card volume for the same period.

        Transaction processing expenses for the three months ended December 31, 2001 increased by $6.6 million over the comparable period in 2000, or 73.0%. We attribute this increase primarily to the growth of our aggregate dollar payment volume by 121.8%, from $543.6 million for the three months ended December 31, 2000 to $1,205.8 million for the three months ended December 31, 2001. As a percentage of aggregate dollar payment volume, total transaction processing expenses decreased from 1.7% to 1.3%. We attribute this decrease mainly to the decrease in the percentage of aggregate dollar payment volume funded by credit cards from 56.9% for the three months ended December 31, 2000 to 52.3% for the three months ended December 31, 2001.

        Provision for transaction losses increased by $1.8 million, or 52.9%, for the three months ended December 31, 2001 over the comparable period in 2000. We attribute this increase to the growth of our total payment volume for these periods. As a percentage of aggregate dollar payment volume, provision for transaction losses decreased to 0.42% for the three months ended December 31, 2001 from 0.61% for the three months ended December 31, 2000. This decrease resulted from of our continued efforts to control transaction-related losses.

        Our net loss for the three months ended December 31, 2001 decreased by $23.4 million from our net loss for the three months ended December 31, 2000, or a 55.8% improvement. We attribute this improvement to:

  •
  Increased dollar payment volume;

  •
  The decrease in credit card funded payments and transaction processing expenses as a percentage of aggregate dollar payment volume, as described above;

  •
  Elimination of service agreement costs and termination expenses of $7.2 million for the three months ended December 31, 2000, as a result of our termination of the Internet banking services agreement in December 2000; and

  •
  A decrease in other operating expenses, such as selling, general and administrative, product development and customer service and operations, to 1.4% as a percentage of total payment volume for the three months ended December 31, 2001, from 2.7% for the three months ended December 31, 2000. We attribute this decrease to improved efficiency in our operations and reduced promotional bonus expenses.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment in our common stock.

Risks Related To Our Business

We might not implement successfully strategies to increase adoption of our electronic payment methods which would limit our growth and cause our stock price to decline.

        Our future profitability will depend, in part, on our ability to implement successfully our strategy to increase adoption of our online payment methods. We cannot assure you that the relatively new market for online payment mechanisms will remain viable. We expect to invest substantial amounts to:

  •
  Drive consumer and merchant awareness of electronic payments;

  •
  Encourage consumers and merchants to sign up for and use our electronic payment product;

  •
  Enhance our infrastructure to handle seamless processing of transactions;

  •
  Continue to develop state of the art, easy-to-use technology;

  •
  Increase the number of users who collect and pay electronically; and

  •
  Diversify our customer base.

        Our investment in these programs will affect adversely our short-term profitability. Additionally, we may fail to implement successfully these programs or to increase substantially adoption of our electronic payment method by customers who pay for the service. This would impact revenues adversely, and cause our business to suffer.

We have been and could be sued for patent infringement. If we are unable to defend ourselves successfully against these lawsuits, we could be required to restructure our payment system, stop offering our payment product altogether, or pay substantial damages.

        On February 4, 2002, CertCo, Inc., which describes itself as a "provider of transactional security and risk management products and services," filed a lawsuit against us alleging that our "electronic payment and transaction system" infringes a patent owned by CertCo, U.S. Patent Number 6,029,150. On February 11, 2002, we filed a response to CertCo's lawsuit, denying CertCo's claim that we are infringing CertCo's patent, asserting that CertCo's patent is invalid, and asserting counterclaims for a declaratory judgment of non-infringement by us and invalidity of the patent. Based on statements recently made to us by a representative of CertCo, we expect CertCo to file a motion seeking a preliminary injunction against us as early as February 14, 2002. Since the outcome of any litigation is uncertain, we may not prevail in the lawsuit brought by CertCo. If all or any portion of our service were found to infringe this patent and we are unable to obtain a license, or if a preliminary injunction were issued, we could be required to restructure our payment system, stop offering our payment product altogether, or pay substantial damages, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

        We could be sued at any time in the future by persons claiming patent infringement. For example, Tumbleweed Communications Corp., a software company specializing in Internet security, has sent us a letter stating that its understanding of our online payment product leads Tumbleweed to believe that we are required to obtain a license from it under two of its patents. Although Tumbleweed has not threatened or initiated legal action, if we refuse to accede to its view that we require a license, or are unable to obtain a license from it on acceptable terms, Tumbleweed could decide to sue us for patent infringement. If all or any portion of our service were found to infringe this patent, we could be required to restructure our payment system, stop offering our payment product altogether, or pay substantial damages. Even if we prevail in a lawsuit, litigation can be expensive and can consume substantial amounts of management time and attention.

We depend on online auction transactions for a significant percentage of our payment volume. We generate a significant portion of our business on eBay, which has established a competing payment system. If our ability to process payments for online auctions, particularly eBay, is impaired, our financial results and growth prospects would be affected significantly and negatively.

        For the nine months ended September 30, 2001, our customers identified to us approximately 68.3% of the dollar volume of all payments made through the PayPal system as settlements from purchases made at online auction websites, particularly eBay. We rely on these transactions for a substantial portion of our customer base and our payment volume. We do not have any contractual relationship with eBay, and eBay owns a majority stake in a competing payment service, eBay Payments, formerly known as Billpoint. eBay could choose to restrict or prohibit its sellers from advertising PayPal for payments or compel sellers to use eBay Payments on eBay's site. Whether or not eBay imposes such restrictions, we expect eBay to continue to develop and promote its own payment service and to integrate that service tightly into its site in order to foster the use of its payment service. If our ability to process payments for purchases made on online auction websites, particularly eBay, became impaired, or if these online auction sites took additional steps to integrate their payment services, our business would suffer.

We face strong competitors and our market evolves rapidly. If we do not compete effectively, the demand for our product may decline, and our business would suffer.

        The market for our product is emerging, intensely competitive and characterized by rapid technological change. We compete with existing payment methods and other companies, including, among others:

  •
  eBay Payments, formerly known as Billpoint, a joint venture between eBay and Wells Fargo;
  •
  Yahoo! PayDirect offered by Yahoo!;
  •
  c2it offered by Citigroup;
  •
  email payment services offered by the U.S. Postal Service through CheckFree; and
  •
  MoneyZap and BidPay offered by Western Union.

        Many of these competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition or a larger base of customers in affiliated businesses than we have. For example, Citigroup's c2it has existing arrangements with AOL Time Warner and Microsoft. c2it could use these arrangements to market directly its competing payment product to the customers of AOL Time Warner and Microsoft, which could result in c2it gaining substantial market share in a short period of time. Our competitors may respond to new or emerging technologies and changes in customer requirements faster and more effectively than we can. They may devote greater resources to the development, promotion and sale of products and services than we can, and they may offer lower prices. These competitors have offered, and may continue to offer, their services for free in order to gain market share and we may be forced to lower our prices in response. Competing services tied to established banks and other financial institutions may offer greater liquidity and engender greater consumer confidence in the safety and efficacy of their services than we do. If these competitors acquired significant market share, this could result in our losing market share, which would have a material adverse effect on our business.

        We also compete with providers of traditional payment methods, particularly credit cards, checks, money orders and Automated Clearing House, or ACH, transactions. Associations of traditional financial institutions such as Visa, MasterCard and the National Automated Clearing House Association, or NACHA, generally set the features of these payment methods. The associations have initiated programs to enhance the usability of these payment methods for online transactions and could lower fees charged to online merchants. Either of these changes could make it more difficult for us to retain and attract customers.

We have a limited operating history, are not currently profitable and may not become profitable. If we never become profitable, our stock price would decline.

        PayPal, Inc. resulted from a merger between Confinity, Inc., incorporated in December 1998, and X.com Corporation, incorporated in March 1999. Accordingly, we have only a limited operating history. The revenue and income potential of our business and the market for online payments through non-traditional products such as ours have not been proven. We will encounter risks and difficulties commonly faced by early-stage companies in new and rapidly evolving markets.

        We have not reached profitability to date. We have accumulated net losses of $264.7 million from our inception, March 8, 1999, through September 30, 2001, and net losses of $90.6 million during the nine months ended September 30, 2001.

        We intend to continue to make significant investments in our systems, infrastructure and customer service operations. As a result, we anticipate having a net loss from operations in fiscal 2001 and may not be able to reach or sustain profitability in the future. Our ability to achieve and maintain profitability will depend on, among other things, market acceptance of our product.

We face significant risks of loss due to fraud and disputes between senders and recipients. If we are unable to deal effectively with losses from fraudulent transactions, our losses from fraud would increase, and our business would be harmed.

        We face significant risks of loss due to fraud and disputes between senders and recipients, including:

  •
  unauthorized use of credit card and bank account information and identity theft;
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  merchant fraud and other disputes over the quality of goods and services;
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  breaches of system security;
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  employee fraud; and
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  use of our system for illegal or improper purposes.

        For the year ended December 31, 2000, our provision for transaction losses totaled $11.0 million, representing 0.87% of our total payment volume, and for the nine months ended September 30, 2001, $9.7 million, representing 0.42% of our total payment volume. Our provision for transaction losses may increase in future quarters following our increase from $250 to $1,000 in June 2001 in the initial sending limit for senders who have not yet verified a bank account with us.

        When a sender pays a merchant for goods or services through PayPal using a credit card and the cardholder disputes the charge, the amount of the disputed item gets charged back to us and the credit card associations may levy fees against us. Charge-backs may arise from the unauthorized use of a cardholder's card number or from a cardholder's claim that a merchant failed to perform. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the entire underlying transaction amount. If our charge-back rate becomes excessive, credit card associations also can require us to pay fines. Earlier this year, as a result of high charge-back rates in the second half of 2000, MasterCard determined that we violated its operating rules by having excessive charge-backs and fined us. Although we resolved this situation to MasterCard's satisfaction and have reduced our charge-back rate, we cannot assure you that new causes of excessive charge-backs will not arise in the future.

        We have taken measures to detect and reduce the risk of fraud, but we cannot assure you of these measures' effectiveness. If these measures do not succeed, our business will suffer.

          Unauthorized use of credit cards and bank accounts could expose us to substantial losses. If we are unable to detect and prevent unauthorized use of cards and bank accounts, our business would suffer.

        The highly automated nature of, and liquidity offered by, our payment product makes us an attractive target for fraud. In configuring our product, we face an inherent trade-off between customer convenience and security. Identity thieves and those committing fraud using stolen credit card or bank account numbers, often in bulk and in conjunction with automated mechanisms of online communication, potentially can steal large amounts of money from businesses such as ours. We believe that several of our competitors in the electronic payments business have gone out of business or significantly restricted their businesses largely due to losses from this type of fraud. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems. Our gross amount of charge-backs, before reversals and internal recoveries, from unauthorized use of credit cards for transactions that occurred during the year ended December 31, 2000 totaled $8.9 million. During the four months between July and October 2000, we experienced a significant fraud episode and, as a result, we incurred gross losses due to unauthorized charge-backs totaling $5.7 million. This amount represented 64.0% of total charge-backs due to unauthorized transactions for the year ended December 31, 2000. For the year ended December 31, 2000, the amount of losses with respect to unauthorized use of bank accounts totaled $0.3 million. The gross amount of charge-backs received through September 30, 2001 with respect to unauthorized use of credit cards for transactions that occurred during the nine months ended September 30, 2001 totaled $3.2 million. For the nine months ended September 30, 2001, the amount of our losses with respect to unauthorized use of bank accounts totaled $0.9 million.

          We incur charge-backs and other losses from merchant fraud, payment disputes and insufficient funds, and our liability from these items could have a material adverse effect on our business and result in our losing the right to accept credit cards for payment. If we are prohibited from accepting credit cards for payment, our ability to compete could be impaired and our business would suffer.

        We incur substantial losses from merchant fraud, including claims from customers that merchants have not performed, that their goods or services do not match the merchant's description or that the customer did not authorize the purchase. We also incur losses from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. Our merchant-related charge-backs totaled $5.1 million for the year ended December 31, 2000. The gross amount of charge-backs received through September 30, 2001 with respect to merchant-related disputes for transactions that occurred during the nine months ended September 30, 2001 totaled $5.8 million. Our liability for such items could have a material adverse effect on our business, and if they become excessive, could result in our losing the right to accept credit cards for payment.

          Security and privacy breaches in our electronic transactions may expose us to additional liability and result in the loss of customers, either of which events could harm our business and cause our stock price to decline.

        Any inability on our part to protect the security and privacy of our electronic transactions could have a material adverse effect on our profitability. A security or privacy breach could:

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  expose us to additional liability;
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  increase our expenses relating to resolution of these breaches; and
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  deter customers from using our product.

        We cannot assure you that our use of applications designed for data security will effectively counter evolving security risks or address the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could have a material adverse effect on our business, financial condition and results of operations.

          We could incur substantial losses from employee fraud and, as a result, our business would suffer.

        The large volume of payments that we handle for our customers makes us vulnerable to employee fraud or other internal security breaches. We cannot assure you that our internal security systems will prevent material losses from employee fraud.

          Our payment system might be used for illegal or improper purposes, which could expose us to additional liability and harm our business.

        Despite measures we have taken to detect and prevent identify theft, unauthorized uses of credit cards and similar misconduct, our payment system remains susceptible to potentially illegal or improper uses. These may include illegal online gaming, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot assure you that these measures will succeed. Our business could suffer if customers use our system for illegal or improper purposes.

Our status under state, federal and international financial services regulation is unclear. Violation of any present or future regulation could expose us to substantial liability, force us to change our business practices or force us to cease offering our current product.

        We operate in an industry subject to government regulation. We currently are subject to some states' money transmitter regulations, to federal regulations in our role as transfer agent and investment adviser to the PayPal Money Market Reserve Fund and to federal electronic fund transfer and money laundering regulations. In the future, we might be subjected to:

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  state or federal banking regulations;
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  additional states' money transmitter regulations and federal money laundering regulations;
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  international banking or financial services regulations or laws governing other regulated industries; or
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  U.S. and international regulation of Internet transactions.

        If we are found to be in violation of any current or future regulations, we could be:

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  exposed to financial liability, including substantial fines which could be imposed on a per transaction basis and disgorgement of our profits;
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  forced to change our business practices; or
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  forced to cease doing business altogether or with the residents of one or more states or countries.

          If we were found subject to or in violation of any laws or regulations governing banking, we could be subject to liability and forced to change our business practices.

        We believe the licensing requirements of the Office of the Comptroller of the Currency, the Federal Reserve Board or other federal or state agencies that regulate or monitor banks or other types of providers of electronic commerce services do not apply to us, except for certain money transmitter licenses mentioned below. One or more states may conclude that, under its or their statutes, we are engaged in an unauthorized banking business. We have received written communications from regulatory authorities in New York, most recently in February 2002, and Louisiana expressing the view that our service constitutes an unauthorized banking business, and from authorities in California and Idaho that our service might constitute an unauthorized banking business. We have taken steps to address these states' concerns, but cannot provide assurances that these steps will be effective in any of these states. We have received correspondence from the New York State Banking Department in July 2000, January 2001 and February 2002 that states its position that the ability of customers to keep money on account constitutes impermissible banking and requests that we not offer this ability to New York customers. If we are found to be engaged in an unauthorized banking business, we might be subject to monetary penalties and adverse publicity and might be required to cease doing business with residents of those states. Even if the steps we have taken to resolve these states' concerns are deemed sufficient by the state regulatory authorities, we could be subject to fines and penalties ranging from $1,000 for each violation up to $25,000 per day, to the lesser of $250,000 or 1% of our assets per day in the most severe cases in New York, and $1,000 per day in Louisiana. We began offering our service to residents of New York and Louisiana in October 1999.

          If we were found subject to or in violation of any laws or regulations governing money transmitters, we could be subject to liability and forced to change our business practices.

        A number of states have enacted legislation regulating check sellers, money transmitters or service providers to banks, and we have applied for, or are in the process of applying for, licenses under this legislation in 18 jurisdictions. To date, we have obtained licenses in two states. As a licensed money transmitter, we are subject to bonding requirements, restrictions on our investment of customer funds, reporting requirements and inspection by state regulatory agencies. If our pending applications were denied, or if we were found to be subject to and in violation of any banking or money services laws or regulations, we also could be subject to liability or forced to cease doing business with residents of certain states or to change our business practices. Even if we are not forced to change our business practices, we could be required to obtain licenses or regulatory approvals that could impose a substantial cost on us. On February 7, 2002, Louisiana regulatory authorities sent a letter to our counsel directing us to cease performing money transmission services for Louisiana consumers and businesses at least until the unauthorized banking issue has been resolved. Previously on January 28, 2002, Louisiana regulatory authorities had sent a letter to our counsel requesting that we apply for a money transmission license.

          If we were found subject to or in violation of any laws or regulations governing electronic fund transfers, we could be subject to liability and forced to change our business practices.

        Although there have been no definitive interpretations to date, we have assumed that our product is subject to the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board. As a result, among other things, we must provide advance disclosure of changes to our product, follow specified error resolution procedures and absorb losses from transactions not authorized by the consumer. In addition, we are subject to the financial privacy provisions of the Gramm-Leach-Bliley Act and related regulations. As a result, some customer financial information that we receive is subject to limitations on reuse and disclosure under the Gramm-Leach-Bliley Act and related regulations. Additionally, pending legislation at the state and federal levels may restrict further our information gathering and disclosure practices. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our product. The provisions of these laws and related regulations are complicated, and we do not have extensive experience in complying with these laws and related regulations. Even technical violations of these laws can result in penalties of up to $1,000 assessed for each non-compliant transaction. During the nine months ended September 30, 2001, we processed approximately 171,000 transactions per day, and any violations could expose us to significant liability.

          We are subject to laws and regulations on money laundering and other illegal activities that could have a material adverse impact on our business and could subject us to civil and criminal liability.

        We are subject to money laundering laws that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. We are subject to regulations that will require us to register with the Department of Treasury and to report suspicious activities involving transactions of $2,000 or more. The interpretation of suspicious activities in this context is uncertain. These regulations could impose significant costs on us or make it more difficult for new customers to join our network. We could be required to learn more about our customers before opening an account, or to monitor our customers' activities more closely. These requirements could raise our costs significantly or reduce the attractiveness of our product. On October 26, 2001 President Bush signed into law the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. This Act, among other things, may require us to revise our anti-money laundering program and the procedures we take to verify the identity of our customers, and to monitor more closely international transactions. Because the Act is new, few implementing regulations have been passed and the interpretation and applicability of the Act to our business is uncertain. Future regulations under this Act may impose substantial burdens on our business. Failure to comply with this Act or other applicable state and federal money laundering laws could result in significant criminal and civil penalties and forfeiture of significant assets. Even if we comply with these laws, federal and state law enforcement agencies could seize customer funds that are proceeds of unlawful activity, which could result in adverse publicity for us and affect our business adversely. Some online casinos use our product to accept and make payments. If these casinos are operating illegally, which is uncertain, we may be subject to civil or criminal prosecution. Finally, we also are subject to regulations requiring us to keep detailed records on transfers of $3,000 or more.

          Our status under banking or financial services laws or other laws in countries outside the U.S. is unclear. The cost of obtaining any required licenses or regulatory approvals in these countries could affect our future profitability.

        We offer our product to customers with credit cards in 36 countries outside the U.S. In eleven countries outside the U.S.—Canada, the United Kingdom, Germany, the Netherlands, France, Australia, New Zealand, Hong Kong, Japan, Spain and Singapore—customers can withdraw funds to local bank accounts. The status of our product as a bank, regulated financial institution or other regulated business in these countries is unclear. If we were found to be subject to and in violation of any foreign laws or regulations, we could be subject to liability, forced to change our business practices or forced to suspend operations in one or more countries. Alternatively, we could be required to obtain licenses or regulatory approvals that could impose a substantial cost on us.

          We are subject to U.S. and foreign government regulation of the Internet, the impact of which is difficult to predict. We could be exposed to significant liabilities and expenses if we are required to comply with new or additional regulations, and as a result, our business could suffer.

        There are currently few laws or regulations that apply specifically to the sale of goods and services on the Internet. The application to us of existing laws and regulations relating to issues such as banking, currency exchange, online gaming, pricing, taxation, quality of services, electronic contracting, consumer protection, privacy, and intellectual property ownership and infringement is unclear. In addition, we may become subject to new laws and regulations directly applicable to the Internet or our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with these laws and regulations, and reduce use of the Internet on which we depend.

        In 1998, the U.S. government enacted a three-year moratorium prohibiting states and local governments from imposing new taxes on Internet access or electronic commerce transactions. This moratorium has been extended until November 1, 2003. After that date, unless it is renewed, states and local governments may levy additional taxes on Internet access and electronic commerce transactions. An increase in the taxation of electronic commerce transactions may make the Internet less attractive for consumers and businesses which could have a material adverse effect on our business, results of operations and financial condition.

Our financial success will remain highly sensitive to changes in the rate at which our customers fund payments using credit cards rather than bank account transfers or existing PayPal account balances. Our profitability could be harmed if the rate at which customers fund using credit cards goes up.

        We pay significant transaction fees when senders fund payment transactions using credit cards, nominal fees when customers fund payment transactions by electronic transfer of funds from bank accounts and no fees when customers fund payment transactions from an existing PayPal account balance. For the nine months ended September 30, 2001, senders funded 51.1% of our payment volume using credit cards. Senders may resist funding payments by electronic transfer from bank accounts because of the greater protection offered by credit cards, including the ability to dispute and reverse merchant charges, because of frequent flier miles or other incentives offered by credit cards or because of generalized fears regarding privacy or loss of control in surrendering bank account information to a third party.

We rely on financial institutions, including several current or potential competitors, to process our payment transactions. Should any of these institutions decide to stop processing our payment transactions, our business could suffer.

        Because we are not a bank, we cannot belong to and directly access the credit card associations or the ACH payment network. As a result, we must rely on banks or their independent service operators to process our transactions. We currently use a subsidiary of Wells Fargo to process our ACH transactions, and Wells Fargo partly owns our competitor, eBay Payments, formerly known as Billpoint. First Data currently processes our debit card transactions, and First Data controls our competitor Western Union. If we could not obtain these processing services on acceptable terms from these sources or elsewhere, and if we could not switch to another processor quickly and smoothly, our business could suffer materially.

Changes to card association rules and practices, or excessive charge-backs, could result in a termination of our ability to accept credit cards. If we are unable to accept credit cards, our competitive position would be damaged seriously.

        As a merchant of record, we must comply with the operating rules of the Visa and MasterCard credit card associations and NACHA. The associations' member banks set these rules. Some of those banks compete with us. The member banks could adopt operating rules with which we might find it difficult or even impossible to comply. We might even lose our ability to gain access to the credit card associations or NACHA. In late 2000, MasterCard indicated it would terminate PayPal as a merchant if we did not change some of our practices and procedures immediately. We had a series of meetings with MasterCard and have made changes to our system that we believe have resolved MasterCard's concerns, but we have not received confirmation from MasterCard that these concerns are fully resolved. In 2001, Visa also indicated that some of our practices violated its operating rules, and we implemented changes in response. On January 25, 2002, we received correspondence through our credit card processor that three issues remain unresolved, and in connection with this, Visa assessed a fine of $30,000. These issues relate to our charging and immediately rebating international membership fees, charging fees for foreign credit card funded payments, and not seeking on a transaction by transaction basis affirmative authorization for charging a Visa account when a user's ACH transfer fails. Visa has not threatened to suspend, terminate or otherwise limit or restrict our ability to accept Visa, except to the extent that we may be required to change our current practices to resolve these three outstanding issues. However, Visa, MasterCard, American Express and Discover could take positions in the future that jeopardize our ability to accept credit cards or limit the countries in which we can accept credit cards.

        Furthermore, in cases of fraud or disputes between senders and recipients, we face charge-backs when cardholders dispute items for which they have been billed. If our charge-backs become excessive, the credit card associations could fine us or terminate our ability to accept credit cards for payments. If we were unable to accept credit cards our competitive position would be seriously damaged.

Increases in credit card processing fees could increase our costs, affect our profitability, or otherwise limit our operations.

        From time to time, Visa, MasterCard, American Express and Discover increase the interchange fees that they charge for each transaction using their cards. Our credit card processors have the right to pass any increases in interchange fees on to us. Any such increased fees could increase our operating costs and reduce our profit margins. Furthermore, our credit card processors require us to pledge cash as collateral with respect to our acceptance of Visa, MasterCard, American Express and Discover.

Customer complaints or negative publicity could affect use of our product adversely and, as a result, our business could suffer.

        Customer complaints or negative publicity about our customer service could diminish severely consumer confidence in and use of our product. Breaches of our customers' privacy and our security measures could have the same effect. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds, can damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. We received negative media coverage in the second half of 2000 and the first quarter of 2001, as well as public criticism from the Better Business Bureau, regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. The number of customer service representatives we employed or contracted increased from 234 as of December 31, 2000 to 418 as of December 31, 2001. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers' confidence.

We have limited experience in managing and accounting accurately for large amounts of customer funds. Our failure to manage these funds properly would harm our business.

        Our ability to manage and account accurately for customer funds requires a high level of internal controls. We have neither an established operating history nor proven management experience in maintaining, over a long term, these internal controls. As our business continues to grow, we must strengthen our internal controls accordingly. Our success requires significant public confidence in our ability to handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain necessary controls or to manage accurately customer funds could diminish customer use of our product severely.

We may experience breakdowns in our payment processing system that could damage customer relations and expose us to liability, which could affect adversely our ability to become profitable.

        A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. To operate our business successfully, we must protect our payment processing and other systems from interruption by events beyond our control. Events that could cause system interruptions include:

  •
  fire;

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  earthquake;

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  terrorist attacks;

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  natural disasters;

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  computer viruses;

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  unauthorized entry;

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  telecommunications failure;

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  computer denial of service attacks; and

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  power loss and California rolling blackouts.

        We depend on two third parties for co-location of our data servers and rely upon these third parties for the physical security of our servers. Our servers currently reside in facilities in San Jose and Santa Clara, California. Currently we are not able to switch instantly to another back-up site in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for at least several hours. This downtime could result in increased costs and lost revenues which would be detrimental to our business. Our secondary Internet hosting provider, Exodus, recently filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Subject to court approval, Britain's Cable and Wireless plc has agreed to purchase Exodus's data center assets. We cannot predict the effect this may have on its ability to continue to provide reliable service.

        Our infrastructure could prove unable to handle a larger volume of customer transactions. Any failure to accommodate transaction growth could impair customer satisfaction, lead to a loss of customers, impair our ability to add customers or increase our costs, all of which would harm our business.

        Because our customers may use our products for critical transactions, any errors, defects or other infrastructure problems could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

We rely on our customers for distribution of our product, and this method of distribution may not meet our goals. If our customers stop using our product, our business would suffer.

        We do not expect to spend significant amounts on traditional sales and marketing activities, such as television and radio advertising, and we rely heavily instead on distribution of our product by our customers themselves. Because of the rapidly evolving nature of electronic commerce, we cannot guarantee that our method of distribution will achieve our goals or that we will develop alternative distribution channels. In addition, because we rely primarily on our customers for product distribution, any disruption in our customer service or harm to our reputation could a have material adverse effect on our ability to distribute our product and expand our customer base.

Our inability to manage growth could affect our business adversely and harm our ability to become profitable.

        Our revenues have grown from $5.6 million in the nine months ended September 30, 2000 and $14.5 million for the year ended December 31, 2000, to $64.4 million in the nine months ended September 30, 2001, and we intend to grow our business significantly. To support our growth plans, we may need to expand our existing management, operational, financial and human resources, customer service and management information systems and controls. We may be unable to expand these systems and to manage our growth successfully, and this inability would adversely affect our business.

Our quarterly operating results fluctuate and may not predict our future performance accurately. Variability in our future performance could cause our stock price to fluctuate and decline.

        Although we have grown quickly, our quarterly results will fluctuate in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

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  changes in our costs, including interchange and transaction fees charged by credit card associations, and our transaction losses;

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  changes in our pricing policies or those of our competitors;

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  relative rates of acquisition of new customers;

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  seasonal patterns, including increases during the holiday season;

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  delays in the introduction of new or enhanced services, software and related products by us or our competitors or market acceptance of these products and services; and

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  other changes in operating expenses, personnel and general economic conditions.

        As a result, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance.

Loss of principal of customer funds in the PayPal system or in the PayPal Money Market Reserve Fund may affect adversely customer perceptions and payment volumes. A reduction in payment volume could affect our ability to become profitable.

        We place customer funds in the PayPal system in bank money market accounts. Although we seek to place these funds in well-capitalized banks, customer funds could be lost in the event of the insolvency of one or more of these banks. Customers who opt to invest their money in the PayPal Money Market Reserve Fund may lose the original principal value of their initial investment. If these losses occur, customers' perceptions regarding the safety and handling of customer funds in the PayPal system may result in decreased participation in the Fund and decreased payment volume within our system.

We may not protect our proprietary technology effectively, which would allow competitors to duplicate our products. This would make it more difficult for us to compete with them.

        Our success and ability to compete in our markets depend, in part, upon our proprietary technology. We rely primarily on copyright, trade secret and trademark laws to protect our technology including the source code for our proprietary software, and documentation and other proprietary information. While we have filed five patent applications, we have not been granted any patents for features of our electronic payment processing system. We cannot assure you that any of our patent applications will be granted or that if they are granted, they will be valid. A third party might try to reverse engineer or otherwise obtain and use our technology without our permission, allowing competitors to duplicate our products. In addition, the laws of some countries in which we sell our product may not protect software and intellectual property rights to the same extent as the laws of the U.S.

Our product features may infringe claims of third-party patents, which could affect our business and profitability adversely.

        We are aware of various patents held by third parties in the area of electronic payment systems. The holders of rights under these patents might assert that we are infringing them. We cannot assure you that our product features do not infringe on patents held by others or that they will not in the future. CertCo, Inc. has filed a claim against us, and other third parties may assert similiar or different claims that could result in litigation that may have a material adverse effect on us even if we defend ourselves successfully. In lieu of expensive litigation, we may seek a patent license but we cannot assure you that we could secure a license on reasonable terms.

We have limited experience competing in international markets. Our international expansion plans will expose us to greater political, intellectual property, regulatory, exchange rate fluctuation and other risks, which could harm our business.

        In the nine months ended September 30, 2001, we generated 13.5% of our revenue from transactions where we collected fees from senders or recipients that resided outside the U.S. We intend to expand use of our product in selected international markets. If we could not continue our expansion into international markets, our business could suffer. Accordingly, we anticipate devoting significant resources and management attention to expanding international opportunities. Expanding internationally subjects us to a number of risks, including:

  •
  greater difficulty in managing foreign operations;

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  changes in a specific country's or region's political or economic conditions;

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  expenses associated with localizing our products, including offering customers the ability to transact business in multiple currencies;

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  differing intellectual property laws;

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  laws and business practices that favor local competitors;

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  multiple and changing laws, tax regimes and government regulations; and

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  foreign currency restrictions and exchange rate fluctuations.

Risks Related to This Offering

If recent contacts by one of our employees with the author of a research note which was published by a third party were held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering.

        On February 4, 2002, two days prior to when we hoped to price our initial public offering, Gartner, Inc. issued a research note and press release relating to online payment systems. This note appeared on Gartner's website. Gartner is a provider of research and consulting services relating to information technology businesses. We have a one-year subscription to receive market research and analysis from Gartner for which we paid $25,000 in October 2001. The Gartner note contained the results of a survey conducted by Gartner of online consumers' attitudes towards electronic payment systems. PayPal was one of four online payment providers discussed in the note. Our vice president of corporate communications was given an advance copy of the note, and a related Gartner press release by the author. Our employee reviewed and commented on the note. It is uncertain whether our employee's action could be held to violate Section 5 of the Securities Act of 1933. If the contacts by our employee were held to be in violation of the Securities Act, we could be required to repurchase the shares sold in this offering at the original purchase price for a period of one year following the offering. We would contest vigorously any claim that a violation of Section 5 occurred.

Future sales of our common stock may cause our stock price to decline.

        If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. Based on shares outstanding as of December 31, 2001, upon completion of this offering we will have 59,832,452 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. All of the shares of our common stock sold in this offering will be freely tradable in the public market, without giving effect to lock-up agreements signed by certain purchasers of shares sold in the directed shares program.

        In addition, 2,479,081 shares reserved for issuance pursuant to outstanding options and warrants and 9,287,500 shares available for grant under our existing stock plans as of December 31, 2001 will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rules 144 and 701 under the Securities Act, as applicable. See "Shares Eligible for Future Sale."

        We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our stock price may experience volatility because of changes in securities analysts' estimates, competitive developments and other factors beyond our control, and you may lose all or a part of your investment.

        The market prices of stock for technology companies, particularly following an initial public offering, often reach levels that bear no relationship to the past or present operating performance of those companies. These market prices may not be sustainable and may be subject to wide variations. Our stock may be volatile because our shares have not been traded publicly. Following this offering, the market price for our common stock may experience a substantial decline. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  changes in securities analysts' estimates of our financial performance;

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  fluctuations in stock market prices and volumes, particularly among securities of technology companies;

  •
  discussion of PayPal or our stock price in online investor communities such as chat rooms;

  •
  changes in market valuations of similar companies;

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  announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

  •
  variations in our quarterly operating results;

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  loss of a relationship with a strategic partner; and

  •
  additions or departures of key personnel.

        An active public market for our common stock may not develop or sustain after the offering. We negotiated and determined the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Anti-takeover provisions in our organizational documents and Delaware law make any change in control more difficult. This could affect our stock price adversely.

        Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, may discourage bids at a premium over the market price of our common stock and may affect adversely the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

  •
  the division of our board of directors into three classes serving staggered three-year terms;

  •
  prohibiting our stockholders from calling a special meeting of stockholders;

  •
  our ability to issue additional shares of our common stock or preferred stock without stockholder approval;

  •
  prohibiting our stockholders from amending our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

  •
  advance notice requirements for raising matters of business or making nominations at stockholders' meetings.

        We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively. This could affect our profitability and cause our stock price to decline.

        Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds for collateral requirements to support our transaction processing activities, capital expenditures and other general corporate purposes including continued international expansion and development of additional product functionality. We have not finalized yet the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not result in our profitability or increase our market value.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

        The initial public offering price is substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.96 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants and future equity issuances, including any additional shares issued in connection with acquisitions, will result in further dilution to investors.

We do not plan to pay dividends in the foreseeable future.

        We do not anticipate paying cash dividends to our stockholders in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

        Based on the initial offering price of $13.00 per share, our net proceeds from the sale of 5,400,000 shares of common stock in this offering will total approximately $61.3 million, or $71.1 million if the underwriters exercise their over-allotment option in full, and after deducting underwriting discounts and commissions and estimated offering expenses, which are payable by us. The principal purposes of this offering are to establish a public market for our common stock, increase our visibility in the marketplace and facilitate our future access to public capital markets. We intend to use the net proceeds from this offering as follows:

  •
  $10.0 to $15.0 million for collateral requirements to support the growth of transaction processing with outside vendors. This processing includes but is not limited to ATM/debit card, credit card and ACH processing. We meet these collateral requirements by pledging cash to provide collateral to financial institutions for actual or contingent liabilities arising from potential charge-backs, adjustments, fees, or other charges we incur;

  •
  $10.0 to $15.0 million for capital expenditures. Significant capital expenditures include, but are not limited to, networking equipment, storage equipment, servers, and redundant data facilities; and

  •
  the balance for other general corporate purposes, including continued international expansion and development of additional product features.

        The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, products and technologies. We have no current agreements or commitments for acquisitions of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. For accounting purposes, we will treat the issuance of Class A Stock in the third quarter of 2001 as a deemed dividend of $1.4 million.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2001:

  •
  on an historical basis, retroactively giving effect to the one-for-four reverse split of common stock effected in December 2001;

  •
  on a pro forma basis to reflect the conversion of all of the outstanding shares of our convertible preferred stock into 43,355,144 shares of common stock upon the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give effect to the conversion of all of the outstanding shares of our convertible preferred stock and the receipt of the estimated net proceeds from the sale of 5,400,000 shares of common stock in this offering, at the initial public offering price of $13.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of Sept. 30, 2001
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
		(unaudited)
Long-term liabilities	$1,883	$1,883	$1,883
Mandatorily redeemable convertible preferred stock, par value $0.001 per share: authorized: 197,868,795 shares actual, 20,000,000 shares pro forma and pro forma as adjusted; issued and outstanding: 173,420,806 shares actual, no shares pro forma and no shares pro forma as adjusted	279,224	—	—
Stockholders' equity (deficit):
Common stock, par value $0.001 per share:
authorized: 300,000,000 shares actual, 150,000,000 shares pro forma and pro forma as adjusted; issued and outstanding: 10,459,112 shares actual, 53,814,256 shares pro forma and 59,214,256 shares pro forma as adjusted	10	54	59
Additional paid in capital	101,176	380,356	441,637
Stock-based compensation	(21,145)	(21,145)	(21,145)
Stockholders' notes	(1,953)	(1,953)	(1,953)
Accumulated deficit	(264,736)	(264,736)	(264,736)

Total stockholders' equity (deficit)	(186,648)	92,576	153,862

Total capitalization	$94,459	$94,459	$155,745

        This table excludes the following, as of September 30, 2001:

  •
  2,061,313 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.98 per share;

  •
  142,603 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.92 per share; and

  •
  9,603,189 shares of common stock reserved for future grant under our stock option plans; subsequent to September 30, 2001, we reserved an additional 625,000 shares for issuance under our employee stock purchase plan.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of common stock upon the completion of this offering.

        Our pro forma net tangible book value as of September 30, 2001, assuming conversion of all outstanding preferred stock into common stock, equaled approximately $59.7 million or approximately $1.11 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the sale of 5,400,000 shares of common stock offered by us in this offering at an initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2001, would have equaled approximately $2.04 per share of common stock. This represents an immediate increase in net tangible book value of $0.93 per share to our existing stockholders and an immediate dilution in net tangible book value of $10.96 per share to new investors of common stock in this offering. The following table summarizes this per share dilution:

Initial public offering price per share		$13.00
Pro forma net tangible book value per share as of September 30, 2001	$1.11
Increase per share attributable to this offering	0.93

Pro forma net tangible book value per share after this offering		2.04

Dilution in pro forma net tangible book value per share to new investors		$10.96

        The following table summarizes on a pro forma basis, as of September 30, 2001, the differences between our existing stockholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	53,814,256	90.9%	$204,140,000	74.4%	$3.79
New investors	5,400,000	9.1	70,200,000	25.6	$13.00

Total	59,214,256	100.0%	$274,340,000	100.0%

        We base the foregoing discussions and tables on the number of shares of stock outstanding as of September 30, 2001, and exclude:

  •
  2,061,313 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $0.98 per share;

  •
  142,603 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $0.92 per share; and

  •
  9,603,189 shares of common stock reserved for future grant under our stock option plans; subsequent to September 30, 2001, we reserved an additional 625,000 shares for issuance under our employee stock purchase plan.

        To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The pro forma numbers in the table give effect to the conversion of all then outstanding shares of preferred stock into shares of common stock immediately prior to the completion of the offering.

        We derived the consolidated statement of operations data for the period from inception, March 8, 1999, to December 31, 1999, for the year ended December 31, 2000, and for the period ended September 30, 2001 and consolidated balance sheet data as of December 31, 1999 and 2000 and September 30, 2001 set forth below from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations for the nine months ended September 30, 2000 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In management's opinion, these unaudited statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the consolidated financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

			Nine Months Ended Sept. 30,
	Mar. 8, 1999 (inception) to Dec. 31, 1999
		Year Ended Dec. 31, 2000
			2000	2001
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations:
Transaction and other fees	$—	$8,476	$1,051	$61,377
Interest on funds held for others	—	2,046	967	3,018
Service agreement revenues	—	3,938	3,601	—

Total revenues	—	14,460	5,619	64,395

Transaction processing expenses	—	25,093	15,994	31,854
Provision for transaction losses	—	11,028	7,721	9,703
Customer service and operations(1)	230	15,754	10,097	21,962
Product development(1)	483	4,419	3,060	6,334
Selling, general and administrative(1)	3,691	34,950	27,357	16,782
Stock-based compensation	354	5,825	4,707	20,959
Amortization of goodwill and other intangibles	124	49,313	32,898	49,246
Service agreement costs and termination expenses	—	41,142	33,932	—

Total operating expenses	4,882	187,524	135,766	156,840

Loss from operations	(4,882)	(173,064)	(130,147)	(92,445)
Interest income	264	2,124	1,167	2,325
Other income (expense), net	(1)	1,434	1,377	859

Net loss	$(4,619)	$(169,506)	$(127,603)	$(89,261)

Basic and diluted net loss per share	$(12.09)	$(52.47)	$(46.46)	$(14.46)

Shares used in calculating basic and diluted net loss per share	382	3,230	2,747	6,265
Pro forma basic and diluted net loss per share (unaudited)	$(0.60)	$(5.38)	$(4.55)	$(1.90)

Shares used in calculating pro forma basic and diluted net loss per share (unaudited)	7,714	31,513	28,054	47,804
(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$66	$213	$129	$1,486
Product development	138	915	292	6,215
Selling, general and administrative	150	4,697	4,286	13,258

Total	$354	$5,825	$4,707	$20,959

	Dec. 31,
			Sept. 30, 2001
	1999	2000
Consolidated Balance Sheet Data:
Cash, cash equivalents and investment securities	$8,442	$52,096	$48,199
Cash, cash equivalents and investment securities—held on behalf of customers	—	68,046	132,604
Restricted cash	150	3,976	6,548
Funds receivable	—	11,271	26,674
Total assets	12,842	231,797	265,901
Due to customers	—	82,786	139,993
Funds payable	—	6,721	16,584
Reserve for transaction losses	—	4,900	5,332
Mandatorily redeemable convertible preferred stock	15,791	241,641	279,224
Total stockholders' deficit	(4,039)	(113,453)	(186,648)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following commentary in conjunction with the "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. We offer our account-based system to users in 37 countries including the U.S. The PayPal product launched in October 1999; as of September 30, 2001, our network had grown to include 8.5 million personal accounts and 2.1 million business accounts. During the nine months ended September 30, 2001, 1.8 million of our accounts received at least one payment and 5.3 million of our accounts sent at least one payment. For the same period, the number of unique accounts that sent or received at least one payment amounted to 5.7 million. For the nine months ending September 30, 2001, 5.3 million, or 91.8%, of these accounts, which include both personal and business accounts, sent or received a payment that resulted in a fee. For the nine months ended September 30, 2001:

  •
  we processed an average of 171,000 payments per day totaling $8.5 million in average daily volume;

  •
  our Gross Merchant Sales, or GMS, totaled $2.0 billion;

  •
  our transaction and other fees equaled $61.4 million, or 2.7% of total payment volume, compared to our transaction processing expenses of $31.9 million, or 1.4% of total payment volume; and

  •
  our total accounts grew by an average of 18,500 per day at an average total marketing expense of $1.05 per new account, which includes an average promotional bonus cost of $0.13 per new account.

        We earn revenues from two sources: transaction and other fees, and interest on funds held for others. Transaction and other fees—which include fees on GMS, international funding and withdrawal fees, and debit card fees—comprised 95.3% of our revenues for the nine months ended September 30, 2001. Beginning in the second quarter of 2002 we expect to charge fees to recipients of cross-border payments rather than to international senders. We do not expect this change to have a material effect on our revenues.

        For the three months ended September 30, 2001, our net loss totaled $32.4 million. Excluding non-cash expenses of $31.2 million related to amortization of intangibles and stock-based compensation, our net loss amounted to $1.2 million. For the nine months ended September 30, 2001, our net loss totaled $89.3 million. Excluding non-cash expenses of $70.2 million related to amortization of intangibles and stock-based compensation, our net loss amounted to $19.1 million. From our inception, March 8, 1999, through September 30, 2001, our net loss totaled $264.7 million. Excluding non-cash expenses of $125.8 million related to amortization of intangibles and stock-based compensation, our net loss amounted to $138.9 million.

        Although we do not have conclusive data, we do not believe that recent changes in the U.S. and global economy would have a material favorable or adverse impact on our overall payment volume, revenues, or net income from operations.

  Merger between X.com Corporation and Confinity, Inc.

        We incorporated as X.com Corporation in March 1999 and intended to provide Internet banking services to our customers. Confinity, Inc., a development stage company, incorporated in California in December 1998. Through Confinity's product, users could send money to anyone with an email address. On March 30, 2000, X.com merged with Confinity. As of the date of the merger, Confinity had accumulated net losses since inception of $18.3 million: $15.6 million for the period ended March 30, 2000 and $2.7 million for the year ended December 31, 1999. Under the terms of the agreement, as part of the purchase price paid, we issued 6,372,369 shares of common stock and 5,051,627 shares of Series AA, 24,247,842 shares of Series BB, and 18,522,653 shares of Series CC, mandatorily redeemable preferred stock, in exchange for all of the outstanding common and mandatorily redeemable preferred stock of Confinity. Each share of mandatorily redeemable convertible preferred stock is convertible at any time into 0.25 shares of common stock, has voting rights equal to the shares of common stock into which it converts, and is entitled to receive when, and if, declared by our board of directors, dividends at the rate of $0.0049 per share of Series AA, $0.0093 per share of Series BB, $0.0297 per share of Series CC, respectively, per year, payable in preference to any payment of any dividend on common stock. The dividends are non-cumulative. All the shares of mandatorily redeemable convertible preferred stock will automatically convert into shares of common stock in connection with this offering. In accordance with APB 16, we determined the fair value of each of the securities issued in the acquisition. The fair values were determined using a valuation model which valued each security by assessing its characteristics with reference to the most recent financing with a third party. The valuation methodology determines the relative value of each class of stock as a function of the fair value of the total assets (as opposed to the book value) of the enterprise available for distribution to the holders of the various classes of equity. For this purpose, we used the Series C preferred stock financing which was issued in an arms-length transaction ($2.75 per share; total proceeds of $100.0 million), which also closed in March 2000, on the day following the acquisition. As such, the difference in the liquidation values of each series of preferred stock was the primary factor for the differences in the value of the various series of preferred stock. The fair value of the securities issued in connection with the acquisition totalled $129.7 million based on the following per share values: common stock at $1.51, Series AA at $1.53, Series BB at $1.54, and Series CC at $1.63. The value of warrants and options issued in connection with the acquisition totalled $15.6 million. X.com was deemed to be the surviving entity as it had the majority of the outstanding voting interest and the fully diluted interest immediately following the merger. The former stockholders of Confinity owned approximately 46.5% of our total outstanding voting interest immediately following the merger. Peter Thiel, our Chief Executive Officer, President and Chairman, was Chief Executive Officer and Chairman of Confinity at the time of the merger, but left shortly thereafter. Mr. Thiel rejoined the company as Chief Executive Officer in September 2000. Max Levchin, our Chief Technology Officer and a member of our board of directors, was Chief Technology Officer and a member of the board of directors of Confinity at the time of the merger.

        We formally changed our name to PayPal, Inc. in February 2001. We accounted for the merger under the purchase accounting method. In accordance with APB 16, the cost to acquire Confinity was allocated among the identifiable tangible and intangible assets acquired and liabilities assumed based on the fair market value of those assets at the date of acquisition. The excess of the purchase price and assumed liabilities over the fair value of the net assets acquired is included in goodwill and other intangible assets and we amortize using the straight-line method over a two-year period. We based the fair value of the stock consideration paid upon an arms-length third party equity round that closed concurrently with the acquisition.

        The following table shows the allocation of the purchase price of $129.7 million:

Net liabilities assumed	$(1.6)
Goodwill	123.6
Purchased technology	0.6
Customer base	6.3
Assembled workforce	0.8

Total	$129.7

See "Unaudited Pro Forma Combined Financial Statements."

        By October 2000 we decided to focus our efforts on the PayPal product and to discontinue our Internet banking operations. Amortization expenses relating to the goodwill and other intangible assets totaled $49.3 million during the year ended December 31, 2000, and $49.2 million for the nine months ended September 30, 2001. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $0.6 million to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6.3 million and $0.8 million, respectively, being capitalized and amortized over two years.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we no longer will amortize goodwill and other intangibles with an indefinite useful life, but will test at least annually for impairment. We are currently evaluating under SFAS No. 142 the amortization treatment of the intangible assets other than goodwill acquired as part of the merger. Prior to the effective date of SFAS No. 142, we expect to amortize an additional $16.4 million of intangibles relating to the merger.

  Termination of Internet Banking Service Agreement

        In November 1999, we entered into a series of agreements with Community Bankshares, Inc., or CBI. Under the first agreement, we agreed to purchase CBI's wholly owned subsidiary, First Western National Bank, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking arrangement under which we would solicit customers to apply for First Western accounts and the customers would use our software programs to utilize Internet banking services from First Western. We agreed to reimburse CBI and First Western for their costs incurred in providing the First Western accounts. In December 2000, we discontinued our Internet banking services and terminated the stock purchase agreement with CBI. In December 2000, in accordance with the original agreement, we paid CBI a termination fee of $1.0 million and reimbursed CBI an additional $1.0 million for the net losses resulting from the Internet banking operations.

Sources of Revenue

        We currently earn revenues from two sources: transaction and other fees, and interest on funds held for others. The following tables present these revenue sources for the quarters indicated in both absolute dollars and as a percentage of total revenues:

	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands)
	(unaudited)
Fees on Gross Merchant Sales	$—	$35	$1,016	$7,090	$11,747	$16,299	$24,987
International funding and withdrawal fees	—	—	—	313	996	1,739	2,453
Debit card fees, gross	—	—	—	—	54	721	2,044
Debit card cash-back	—	—	—	—	—	(316)	(1,014)
Other transaction fees	—	—	—	22	359	549	759

Transaction and other fees	—	35	1,016	7,425	13,156	18,992	29,229
Interest on funds held for others	—	240	727	1,079	1,143	920	955
Service agreement revenues	1,186	1,886	529	337	—	—	—

Total revenues	$1,186	$2,161	$2,272	$8,841	$14,299	$19,912	$30,184

	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
Fees on Gross Merchant Sales	—%	1.6%	44.7%	80.2%	82.1%	81.9%	82.8%
International funding and withdrawal fees	—	—	—	3.6	7.0	8.7	8.1
Debit card fees, gross	—	—	—	—	0.4	3.6	6.8
Debit card cash-back	—	—	—	—	—	(1.6)%	(3.4)%
Other transaction fees	—	—	—	0.2	2.5	2.8	2.5

Transaction and other fees	—	1.6	44.7	84.0	92.0	95.4	96.8
Interest on funds held for others	—	11.1	32.0	12.2	8.0	4.6	3.2
Service agreement revenues	100	87.3	23.3	3.8	—	—	—

Total revenues	100%	100%	100%	100%	100%	100%	100%

  Transaction and Other Fees

        We recognize revenue from transaction and other fees when the transaction completes and no further obligations exist.

  Fees on Gross Merchant Sales

        We generate revenue primarily from transaction fees on the total dollar volume of payments made to all domestic and international business accounts. We refer to this dollar volume as Gross Merchant Sales, or GMS. We charge these transaction fees only to the payment recipient and not to the sender.

        Effective as of July 14, 2001, our rates varied according to the following schedule: 2.2% of GMS plus $0.30 per transaction for merchants receiving an average of at least $1,000 per month in payments; 2.9% of GMS plus $0.30 for merchants receiving an average of less than $1,000 per month in payments; and from 3.4% to 3.9% of GMS plus $0.30 for higher risk accounts. "Higher risk" accounts consist of merchants in industries that historically have experienced significant charge-back rates. At September 30, 2001, we had 341 accounts designated as "higher risk." As of September 30, 2001, we had 2.1 million business accounts, 39,000 of which received an average of at least $1,000 per month during the nine months ended September 30, 2001. For the nine months ended September 30, 2001, we charged a weighted average fee of 2.6% of GMS. As a result of our fee increase on July 13, 2001, the weighted average fee for the three months ended September 30, 2001 increased to 3.1% of GMS. For the year ended December 31, 2000 we charged business accounts a weighted average of 2.1% of GMS. The increase in our weighted average GMS fee rate from 2.1% in 2000 to 3.1% for the three months ended September 30, 2001 reflects price adjustments and increases effected during that period. We do not charge transaction fees to personal accounts on payments they receive. During the nine months ended September 30, 2001, we processed a total of 46.6 million payments at an average size of $50 per payment. During the year ended December 31, 2000, we processed a total of 28.2 million payments at an average size of $45 per payment.

        We automatically deduct the GMS transaction fees from all payments received by business accounts. Thus, we do not need to bill or collect from our customers and we have no accounts receivable in respect of GMS transaction fees. The majority of our business accounts currently pay our standard rate of 2.9% of GMS plus $0.30 for each payment received. As we have grown our customer base and added features to our product, we have increased the prices charged business accounts with no noticeable decline in volume.

        The following tables set forth quarterly data regarding the percentage of transactions falling within certain ranges and the percentage of total dollar volume attributable to those transactions. Due to rounding, totals may not sum to exactly 100.0%.

	Three Months Ended
Dollar Volume of Payments in Dollar Range	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
$0.01-$10.00	3.2%	3.5%	3.7%	3.5%	3.1%	3.0%	2.9%
$10.01-$25.00	12.2	12.2	12.5	12.7	12.1	11.8	11.3
$25.01-$50.00	13.4	13.2	13.2	13.9	13.6	13.1	12.6
$50.01-$100.00	15.8	14.7	14.4	14.8	14.8	14.4	14.0
$100.01-$250.00	25.3	21.9	21.2	21.0	21.5	20.9	20.5
$250.01-$500.00	11.6	16.3	16.1	14.2	13.4	13.4	13.9
$500.01-$1,000.00	7.6	9.4	10.6	10.0	9.6	10.2	11.1
$1,000.01+	10.9	8.6	8.3	9.9	12.0	13.2	13.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Payments in Dollar Range	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
$0.01-$10.00	27.0%	28.4%	29.1%	29.0%	25.9%	24.5%	24.2%
$10.01-$25.00	35.3	34.7	35.0	34.9	35.5	36.3	36.0
$25.01-$50.00	17.4	17.4	17.1	17.7	18.6	18.8	18.8
$50.01-$100.00	10.4	9.8	9.4	9.5	10.3	10.5	10.6
$100.01-$250.00	7.4	6.6	6.3	6.1	6.8	6.9	7.1
$250.01-$500.00	1.5	2.2	2.1	1.9	1.9	2.0	2.1
$500.01-$1,000.00	0.6	0.7	0.8	0.7	0.7	0.8	0.9
$1,000.01+	0.3	0.3	0.2	0.2	0.3	0.3	0.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Dollar Volume of GMS Payments in Dollar Range	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
$0.01-$10.00	—	6.2%	3.5%	3.1%	2.8%	2.8%	2.7%
$10.01-$25.00	—	15.3	11.8	12.8	12.0	11.8	11.3
$25.01-$50.00	—	14.1	12.4	14.3	13.7	13.2	12.8
$50.01-$100.00	—	13.3	13.2	15.0	14.9	14.5	14.2
$100.01-$250.00	—	18.5	20.6	21.3	22.5	21.5	21.2
$250.01-$500.00	—	18.2	17.0	13.8	13.6	13.6	14.1
$500.01-$1,000.00	—	9.0	10.4	10.0	9.4	10.0	11.0
$1,000.01+	—	5.5	11.0	9.8	11.2	12.4	12.7

Total	—	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of GMS Payments in Dollar Range	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
$0.01-$10.00	—	41.3%	28.2%	23.1%	21.8%	22.5%	22.3%
$10.01-$25.00	—	32.0	35.4	37.3	37.0	37.0	36.6
$25.01-$50.00	—	13.6	17.2	19.6	19.8	19.4	19.3
$50.01-$100.00	—	6.5	9.2	10.4	10.9	10.8	10.9
$100.01-$250.00	—	4.0	6.5	6.7	7.5	7.2	7.4
$250.01-$500.00	—	1.8	2.4	2.0	2.0	2.1	2.2
$500.01-$1,000.00	—	0.5	0.8	0.7	0.7	0.8	0.9
$1,000.01+	—	0.1	0.3	0.3	0.3	0.3	0.4

Total	—	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

  International Funding and Withdrawal Fees

        We charge our international senders a fee of 2.6% of the transaction amount plus $0.30 for each payment funded externally, as opposed to payments funded from an existing PayPal balance. For the nine months ended September 30, 2001, our international senders paid a weighted average of 3.0% of the transaction amount for these payments. These fees are in addition to the GMS transaction fees paid by business account recipients of international payments. We do not charge senders located in the U.S. Beginning in the second quarter of 2002 we expect to charge fees to recipients of cross-border payments rather than to international senders. For withdrawals, we charge our international recipients a fee, based on the recipient's country, averaging 2.1% of the amount plus $1.00 for each withdrawal from their PayPal accounts to local bank accounts. In addition, for the nine months ended September 30, 2001 we charged a weighted average currency risk spread of 1.6% of the withdrawal amount. During the nine months ended September 30, 2001, we processed a total of 1.9 million international funding and withdrawal transactions at an average size of $87 per transaction. During the year ended December 31, 2000, we processed a total of 136,000 international funding and withdrawal transactions at an average size of $81 per transaction. For the nine months ended September 30, 2001, 10.5% of our payment volume involved international senders or recipients. For the same period, international funding and withdrawal fees plus GMS fees and other fees collected from senders or recipients that reside outside the U.S. accounted for 13.5% of our total revenues. We anticipate this percentage to continue to increase in the future as a result of our development of our multi-currency platform and the addition of features that increase international access to our product. We classify as international those users who register a non-U.S. address, credit card or bank account.

  Debit Card Fees

        The PayPal ATM/debit card enables selected PayPal business customers to withdraw money from their PayPal account balances at any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. As of September 30, 2001, we had 144,000 users of activated PayPal ATM/debit cards. For the nine months ended September 30, 2001, we earned an average revenue rate of 1.8% of the transaction value from customers who used their cards to withdraw cash from ATMs or to make purchases. We currently pay holders of the PayPal ATM/debit card a 1.5% cash-back bonus on all PayPal ATM/debit card purchases if they join the PayPal Preferred Program. This program, targeted primarily at online auction sellers, requires that users advertise PayPal as their exclusive online payment option for their auction listings. We continue to evaluate this promotion and may change the bonus amounts or requirements in the future. At September 30, 2001, 61.2% of users of activated PayPal ATM/debit cards qualified for the 1.5% cash back on PayPal ATM/debit card purchases as participants in the PayPal Preferred Program. We net these cash back payments against PayPal ATM/debit card revenues for financial reporting purposes. For the nine months ended September 30, 2001, our weighted average fee, net of cash back payments, for PayPal ATM/debit card purchases and withdrawals equaled 0.9%.

  Other Transaction Fees

        Our U.S. customers have the option of earning income on their PayPal account balances by purchasing shares of our affiliated money market mutual fund, the PayPal Money Market Reserve Fund. We earn investment management fees on funds customers have chosen to invest in the Fund. The Fund is managed by PayPal Asset Management, a wholly owned subsidiary of PayPal, Inc. and an SEC registered investment advisor. An independent broker-dealer distributes the Fund's shares. The Fund's shareholders have a corresponding amount of their money market fund balances automatically redeemed whenever they initiate PayPal payments.

        The Fund pays a variable rate of return. Prior to December 19, 2001, we earned a net annual management fee of 1.4% on the average net assets held in the Fund and waived expenses of 0.4%. As of December 19, 2001, we have increased the expense waiver to 1.8%. As a result, we currently earn no management fee on the assets held in the Fund. We can terminate or reduce the expense waiver in the future if we provide reasonable advance notice to shareholders. The Fund imposes a charge of 0.1% on the average net assets held in the Fund which is passed on to Barclays Global Fund Advisors. At September 30, 2001, 295,000 of our customers chose to invest in the Fund; the aggregate amount of customer funds invested in the Fund at this date totaled $49.7 million, representing an average balance of $168 per account. These customers' balances accounted for 27.3% of all money held on behalf of others in the PayPal system as of that date.

        We also earn revenues from other transaction-related charges, such as check withdrawal fees and domestic and international charge-back fees.

  Interest on Funds Held for Others

        Customers have an available PayPal balance if they have received a payment or funded their account but have not yet elected to direct these funds elsewhere. Prior to the first quarter of 2002, we invested the balances in most of our customers' accounts in short-term money market and money market equivalent securities which yielded an average annual return of 4.42% during the nine months ended September 30, 2001. As of September 30, 2001, our total amount of funds held for others equaled $132.6 million. We recognize the interest income on these investments in the period in which we earn it. We expect interest income to fluctuate depending on changes in short-term interest rates and our overall amount of funds held for others. As of the first quarter of 2002, we deposit all customer funds not transferred to the PayPal Money Market Reserve Fund in FDIC-insured bank accounts. These accounts may bear interest at lower rates than short-term money market and money market equivalent securities, which could impact our revenues from interest on funds held for others. The objective of this strategy is to obtain pass-through FDIC insurance for individual PayPal users covering their available PayPal account balances. On February 14, 2002, we received a draft advisory opinion from the FDIC in response to our request for an opinion on the availability of pass-through FDIC insurance. This draft opinion, which we expect will issue in final form substantially unchanged, concludes that pass-through FDIC insurance would be available to our customers if we (1) maintain records sufficient to identify the claim of each customer in the FDIC-insured account, (2) comply with applicable recordkeeping requirements, (3) place pooled customer funds in bank accounts denominated "PayPal as Agent for the Benefit of its Customers" or similar caption, and (4) truly operate as agent of our customers, as discussed in more detail in "Business—Regulation—Bank Regulation."

Operating Expenses

  Transaction Processing Expenses

        We incur transaction processing expenses when senders fund payments and when recipients withdraw funds.

        Senders fund PayPal payments from three sources:

  •
  their existing PayPal balances;

  •
  their bank accounts; or

  •
  their credit cards.

        The following table sets forth payment funding data for the periods presented:

	Year Ended Dec. 31, 2000	Nine Months Ended Sept. 30, 2001
	(in millions, except percentages)
Existing PayPal Balances
Payment amount funded	$269.1	$513.9
% of total payment amount sent	21.3%	22.2%
Number of transactions funded	6.9	11.3
% of total transactions sent	24.4%	24.3%
Bank Account Transfers
Payment amount funded	$132.4	$617.8
% of total payment amount sent	10.5%	26.7%
Number of transactions funded	2.6	12.6
% of total transactions sent	9.4%	27.0%
Credit Cards
Payment amount funded	$859.8	$1,182.5
% of total payment amount sent	68.2%	51.1%
Number of transactions funded	18.7	22.7
% of total transactions sent	66.2%	48.7%

        We bear all costs of funding payments into the PayPal system. We incur no cost on payments funded from existing PayPal balances. For payments funded by bank account transfer, we incur a processing cost of $0.03 per transaction. On credit card-funded payments, we currently incur a cost of 1.9% of the payment amount plus $0.18 per payment. Credit card funding costs comprise the bulk of our funding costs and include interchange expenses, authorization and settlement expenses and fraud screen expenses. The percentage of our total payment volume funded with credit cards has decreased as customers increasingly have chosen to fund their payments via bank account transfers.

        Recipients withdraw funds by:

  •
  transferring to their bank accounts;

  •
  withdrawing cash at any ATM connected to the Cirrus or Maestro networks using the PayPal ATM/debit card;

  •
  purchasing from merchants that accept MasterCard using either the PayPal ATM/debit card or our Shop Anywhere feature; or

  •
  requesting a check from PayPal.

        We bear all costs associated with withdrawals from the PayPal system. On transfers to a recipient's U.S. bank account, we incur a processing cost of $0.03 per transaction. On transfers to a recipient's bank account in Canada, the United Kingdom, the Netherlands, Germany, France, Australia and New Zealand, our processing cost varies based upon withdrawal processing costs for the different countries. Our average processing cost for international bank account withdrawals for the nine months ended September 30, 2001 equaled approximately $0.45. For ATM withdrawals and debit card purchases, we incurred a blended average per-transaction cost of approximately $0.20. Finally, we incurred a cost of $0.62 for each paper check we mail to our customers.

  Provision for Transaction Losses

        We incur transaction losses due to fraud and non-performance of third parties and customers. We establish reserves for these estimated losses. Examples of transaction losses include ACH returns, debit card overdrafts, charge-backs for unauthorized credit card use and merchant-related charge-backs due to non-delivery of goods or services. The reserves represent an accumulation of the estimated amounts, using an actuarial technique, necessary to cover all outstanding transaction losses, including losses incurred as of the reporting date but of which we have not yet been notified. This technique enables us to estimate the total expected losses by loss category, for example unauthorized use or merchant-related losses, based upon the historical charge-back reporting pattern. The total of expected losses less the total amount of charge-backs reported equals the reserve for estimated losses incurred but not reported. We base the reserve estimates on known facts and circumstances, internal factors including our experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. We reflect additions to the reserve in current operating results, while we make charges to the reserve when we incur losses, typically within 90 days of the relevant transaction. We reflect recoveries in the reserve for transaction losses as collected.

        Credit card charge-backs comprise our largest source of transaction loss expense. As a percentage of total payment volume, we incurred transaction losses of 1.08% for the nine months ended September 30, 2000, 0.87% for the year ended December 31, 2000 and 0.42% for the nine months ended September 30, 2001. Our transaction loss rate to total payment volume has decreased as a result of:

  •
  our risk management team's success in preventing losses and recovering fraudulent funds both from unauthorized credit card use and merchant-related fraud;

  •
  the implementation of front-end tools, risk controls, and proprietary technology to prevent merchant-related and unauthorized transaction losses; and

  •
  the reduction in the credit card-funded percentage of our total payment volume to 51.1% for the nine months ended September 30, 2001 from 68.2% for the year ended December 31, 2000.

        The establishment of appropriate reserves is an inherently uncertain process, and ultimate losses may vary from the current estimates. We regularly update our reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses.

  Customer Service and Operations

        Customer service and operations expenses consist primarily of salaries for network administration personnel, customer service and operations personnel, contracting fees for our outsourced email-based customer support, computer and communications equipment and cost of facilities. We have experienced a significant increase in customer service and operations expenses as a result of hiring personnel to support our payment volume growth.

  Product Development

        Product development expenses include salaries for product managers and software engineers, consulting fees, costs of facilities, computers and communications equipment and support services used in product development.

  Selling, General and Administrative

        Selling, general and administrative, or SG&A, expenses consist primarily of salaries for our executive, marketing, business development, administrative, legal, finance and human resources personnel, cost of facilities, computer and communications equipment, support services, professional services fees and promotional expenditures, which include new user sign-up and referral bonuses.

        We have paid promotional bonuses from $5 to $10 to each qualified customer opening a new PayPal account and $5 to $10 to customers referring new qualified customers. The amounts paid do not and did not depend on whether the customer generates revenue for us. Currently, we offer a $5 promotional bonus to new U.S. customers who verify with us their bank account, add $250 to their PayPal account via ACH, and sign up for our money market feature. We also offer a $5 bonus to new international customers who confirm a credit card with us and make a PayPal payment of at least $100. Our $5 referral bonus is available to any PayPal account holder who refers a new customer who earns the $5 new account bonus by completing the above requirements. We deposit these amounts into customer accounts and expense them as incurred. We will evaluate the effectiveness of the promotional program and revise the offering from time to time.

  Non-cash Stock-based Compensation

        In connection with some employee stock option grants, we recorded non-cash stock-based compensation based on the difference between the fair value of the common stock and the stock option exercise price of these stock options at the measurement date, typically the date of grant. We present this amount as a reduction of stockholders' equity and we amortize it over the vesting period of the applicable stock options. For the year ended December 31, 2000 and for the nine months ended September 30, 2001, we recorded non-cash stock-based compensation expense of $5.8 million and $20.9 million, respectively.

        We accelerated the vesting on some outstanding stock awards for four employees we terminated during the year ended December 31, 2000. We recorded $0.5 million in additional non-cash stock-based compensation expense related to the acceleration as a result of the difference between the fair value of the awards at the new measurement date and the option exercise price. During the nine months ended September 30, 2001, we accelerated vesting for sixteen employees upon termination of service. We recorded $2.6 million in additional non-cash stock-based compensation expense. The table below includes these amounts.

        Non-cash stock-based compensation expenses in our statement of operations are allocable as follows:

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands)
Customer service and operations	$24	$48	$57	$84	$157	$462	$867
Product development	48	64	180	623	383	392	5,440
Selling, general and administrative	447	169	3,670	411	1,617	3,172	8,469

Total	$519	$281	$3,907	$1,118	$2,157	$4,026	$14,776

        We expect to amortize the $26.7 million of non-cash stock-based compensation remaining at December 31, 2001 as follows (in thousands):

Year ending December 31, 2002	$11,355
Year ending December 31, 2003	$7,879
Year ending December 31, 2004	$5,578
Year ending December 31, 2005	$1,864

        These amounts may change due to forfeitures and additional grants of stock options.

        In July 2001, we adopted a liquidity program for the benefit of employees, designed to allow participants the opportunity to diversify some of their holdings of PayPal stock. We restricted the program to or for the benefit of employees with more than one year of service as of April 30, 2001 and at least 25,000 options or shares of our restricted stock. We extended a loan to program participants for up to 20.0% of their number of shares of common stock multiplied by $6.00. The loans accrued interest at a fixed rate of 5.02% per annum with principal and interest repayable in full at the end of four years. The loans were non-recourse and prepayable and, for employees, their maturity accelerated if the individual left our employment. In exchange for the loan, each participant pledged to us restricted stock totaling 20.0% of his or her equity investment in our stock. The loan agreements include a call feature which gave us the right to repurchase 10.0% of the participant's total equity investment at the time of the loan, at $12.00 per share. The call feature began one year from the date of the loan agreement and ended with the four-year term of the loan.

        As of September 30, 2001, we recognized non-cash stock-based compensation of $10.3 million, which equals the increase in the intrinsic value recorded at the original grant date and the date we funded the loans to exercise the related options, which constituted a new measurement date. Non-cash stock-based compensation accrued during the vesting period were adjusted in subsequent periods, until the loans were repaid, for changes in the fair value of the shares but not below zero. We will amortize the non-cash compensation in accordance with the vesting terms of the original equity awards using the methodology set out in FIN 28. As of September 30, 2001, we recognized amortization of $9.9 million.

        In September 2001, we entered into amendments to all but one of the loan agreements, each of which was approved by the applicable participant, under which the call feature became exercisable on September 4, 2001 and which provided that prepayment of the loan in full would extinguish the call. We exercised our call right on September 30, 2001 and repurchased 10.0% of the total equity investments in the loan program by participants who had not repaid their loans prior to that date. Three participants elected to repay their loans in full or partially in cash instead of allowing us to purchase 10.0% of their shares. This resulted in the repurchase of 389,881 shares of our common stock and 150,000 shares of our preferred stock. As of September 30, 2001, one loan associated with this program was outstanding and the remaining loans were paid in full. We adjusted non-cash stock-based compensation associated with the one remaining participant's pledged equity awards in the fourth quarter of 2001. This loan was paid in full as of November 30, 2001. We will amortize the remaining non-cash stock-based compensation associated with the 10.0% of the liquidity program participants' equity investment, not subject to repurchase, over the original vesting period of the equity awards.

        In January 2002, we granted options to purchase 75,000 shares at an exercise price of $6.00 and 4,120,597 shares at an exercise price of $12.00. We expect to record non-cash deferred stock-based compensation of $4.6 million in respect of these grants, which will be amortized over the vesting periods of the respective grants. Also in January 2002, we agreed to accelerate the vesting of option grants for an employee as part of a separation agreement. An amount of $466,000 will be recorded as non-cash stock-based compensation expense in respect of this acceleration.

  Amortization of Goodwill and Other Intangibles

        Goodwill and other intangibles resulted primarily from the merger between X.com Corporation and Confinity, Inc. in March 2000. We expect to recognize goodwill and other intangible asset amortization charges of $16.4 million per quarter through December 2001, leaving an unamortized balance of $16.4 million. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, we no longer will amortize goodwill and other intangibles with an indefinite useful life, but will test at least annually for impairment in accordance with SFAS No. 142. We have not fully assessed the impact of adoption of this Statement as of September 30, 2001.

Net Operating Loss Carryforwards

        As of September 30, 2001, we had federal and state net operating loss carryforwards of $133.0 million and $120.0 million, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. The amounts of and benefits from net operating loss carryforwards may be limited due to changes in ownership, as defined by Section 382 of the Internal Revenue Code of 1986. Because of the uncertainty surrounding the recovery of the deferred tax assets, we have established a 100% valuation allowance against our net deferred tax assets at September 30, 2001 as we do not expect to receive any immediate benefit from our net operating loss carryforwards and other deferred tax assets.

Seasonality

        We do not have a sufficiently long operating history to generalize about seasonality of revenues. Nevertheless, we believe our business exhibits seasonality surrounding the holiday season, with disproportionately higher transaction volumes in the weeks preceding the Christmas holiday season and disproportionately lower transaction volume in the following weeks.

Results of Operations

  General

        Our historical operations consist primarily of the provision of an online payment product to businesses and consumers. Due to the evolving nature of our business, the termination of our Internet banking service agreement in December 2000, and the short period of time we have been in operation, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance. You should read the following discussion in connection with the audited financial statements, the unaudited interim financial statements, the selected unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

        Although we do not have conclusive data, we do not believe that recent changes in the U.S. and global economy would have a material favorable or adverse impact on our overall payment volume, revenues, or net income from operations. Moreover, the events of September 11, 2001 had only a temporary impact on our overall payment volume. During the period from July 1, 2001 to September 10, 2001, our daily payment volume averaged $10.0 million. From September 11, 2001 to September 17, 2001, the week following terrorist attacks against the U.S., our daily payment volume averaged $9.6 million. From September 18, 2001 to September 30, 2001, payment volume recovered to a daily average of $10.4 million, and during the months of October and November 2001, payment volume increased to a daily average of $12.6 million.

  Nine Months Ended September 30, 2001 Compared to the Nine Months Ended September 30, 2000

  Revenues

        Transaction and Other Fees.    A comparison of transaction and other fees for the nine months ended September 30, 2001 and 2000 follows.

	Nine Months Ended
	Sept. 30, 2000	Sept. 30, 2001
	(in thousands)
Transaction and other fees	$1,051	$61,377
Gross Merchant Sales (GMS)	57,494	2,024,876
Total payment volume	717,822	2,314,226

        Transaction and other fees increased to $61.4 million for the nine months ended September 30, 2001, from $1.1 million for the nine months ended September 30, 2000. We attribute the increase in transaction fees primarily to:

  •
  The increase in fees on Gross Merchant Sales.    Gross Merchant Sales increased to $2,024.9 million for the nine months ended September 30, 2001 from $57.5 million for the nine months ended September 30, 2000. The average price we charged business accounts increased to 2.6% of the payment amount for the nine months ended September 30, 2001 from 1.8% of the payment amount for the nine months ended September 30, 2000. We began charging fees in June 2000 and have implemented a number of fee adjustments since that date, most recently in July 2001.

  •
  Our introduction of international access.    We launched international capability in November 2000. Revenues from fees assessed on international funding and withdrawals amounted to $8.7 million for the nine months ended September 30, 2001.

  •
  The launch of PayPal ATM/debit cards.    We launched our ATM/debit card in January 2001. Revenues from debit card interchange and ATM fees net of debit card cash-back payments amounted to $1.5 million for the nine months ended September 30, 2001.

        Interest on Funds Held for Others.    Revenues from interest earned on funds held for others increased to $3.0 million for the nine months ended September 30, 2001 from $1.0 million for the nine months ended September 30, 2000. We attribute this increase primarily to growth in total account funds within the PayPal system, excluding funds transferred into the PayPal Money Market Reserve Fund. We earned a weighted average yield on these funds of 5.99% for the nine months ended September 30, 2000 and of 4.42% for the nine months ended September 30, 2001.

  Service Agreement Revenues

        The Internet banking services agreement with First Western provided PayPal with 50.0% of any income and 100% of any losses resulting from the operation of the program. Interest income received from investing PayPal's excess cash in overnight investments comprised most of our revenues from this service agreement. We accrue and recognize interest income in the period earned. Service agreement revenues decreased from $3.6 million for the nine months ended September 30, 2000 to $0 for the nine months ended September 30, 2001 following the termination of this agreement.

  Operating Expenses

        Transaction Processing Expenses.    Transaction processing expenses increased by $15.9 million, or 99.2%, to $31.9 million for the nine months ended September 30, 2001 from $16.0 million for the nine months ended September 30, 2000. We attribute this increase primarily to the growth of our total payment volume by 222.4% to $2,314.2 million for the nine months ended September 30, 2001 from $717.8 million for the nine months ended September 30, 2000. As a percentage of total payment volume, total transaction processing expenses decreased to 1.4% from 2.2%. We attribute the decrease mainly to a reduction in the percentage of payment volume funded by credit cards to 51.1% for the nine months ended September 30, 2001 from 76.7% for the nine months ended September 30, 2000.

        Provision for Transaction Losses.    Provision for transaction losses increased by $2.0 million, or 25.7%, to $9.7 million for the nine months ended September 30, 2001 from $7.7 million for the nine months ended September 30, 2000. We attribute this increase primarily to the growth of our total payment volume by 222.4% to $2,314.2 million for the nine months ended September 30, 2001 from $717.8 million for the nine months ended September 30, 2000. As a percentage of total payment volume, provision for transactions losses decreased to 0.42% for the nine months ended September 30, 2001 from 1.08% for the nine months ended September 30, 2000. The ratio of our transaction loss rate to total payment volume has decreased as a result of our continued efforts to control transaction losses.

        Customer Service and Operations.    A comparison of our customer service and operations expenses for the nine months ended September 30, 2001 and 2000 follows.

	Nine Months Ended
			Percentage Increase (Decrease)
	Sept. 30, 2000	Sept. 30, 2001
	(in thousands, except percentage, per payment and per account data)
Total number of payments	15,920	46,552	192.4%
Average number of accounts in period	1,865	8,053	331.8%
Customer service operations:
Expense	$10,097	$21,962	117.5%
As a percentage of revenues	179.7%	34.1%	—
Per payment	$0.63	$0.47	(25.4)%
Per account per month	$0.60	$0.30	(49.6)%

        The absolute expense increased as we hired more employees to support our payment volume growth during the period. In May 2000, we established our customer service and operations center in Omaha, Nebraska, and in February 2001, we engaged a provider of outsourced email customer support in New Delhi, India. We attribute the decrease in customer service and operations expenses as a percentage of revenues for the nine months ended September 30, 2001 from the nine months ended September 30, 2000 primarily to the fact that our revenues increased at a faster rate as we began to experience economies of scale in our support infrastructure. We attribute the decrease in our customer service and operations costs on a per payment and per account basis primarily to a combination of a reduction in the rate of customer contacts per payment and improved efficiency. Customer service and operations expenses also include depreciation and amortization of fixed assets of $3.2 million and $1.1 million for the nine months ended September 30, 2001 and 2000, respectively.

        Product Development.    Product development expenses increased by $3.2 million, or 103.2%, to $6.3 million for the nine months ended September 30, 2001 from $3.1 million for the nine months ended September 30, 2000. As a percentage of revenues, product development expenses totaled 9.8% and 54.5% for the nine months ended September 30, 2001 and 2000, respectively. The increase in the absolute expense figure reflects the expansion of our product development and engineering staff and related costs required to support our continued emphasis on product development. We attribute the decrease in product development expenses as a percentage of revenues for the nine months ended September 30, 2001 from the nine months ended September 30, 2000 mainly to the fact that revenues increased faster than product development expenses in these periods. Product development expenses also include depreciation and amortization of fixed assets of $1.1 million and $165,000 for the nine months ended September 30, 2001 and 2000, respectively. See "Business—Our Strategy."

        Selling, General and Administrative.    SG&A expenses decreased by $10.6 million, or 38.7%, to $16.8 million for the nine months ended September 30, 2001 from $27.4 million for the nine months ended September 30, 2000. As a percentage of revenues, SG&A expenses equaled 26.1% and 486.9% for the nine months ended September 30, 2001 and 2000, respectively. We experienced some increase in expenses from additional staffing levels and related costs required to manage and support our rapidly growing operations. However, this increase was more than offset by the decrease in our promotional bonus expenses due to the tightening of our requirements to receive sign-up and referral bonuses between the two periods. For each new account opened, average promotional bonus expenses decreased to $0.13 for the nine months ended September 30, 2001 from $3.68 during the nine months ended September 30, 2000. For the nine months ended September 30, 2001 and the nine months ended September 30, 2000, we expensed as incurred promotion costs of $0.6 million and $13.6 million, respectively. We attribute the decrease in SG&A expenses as a percentage of revenues for the nine months ended September 30, 2001 from the nine months ended September 30, 2000 primarily to the fact that revenues increased while SG&A expenses decreased as we enjoyed economies of scale in our corporate infrastructure and reduced promotional bonus expenses.

        Non-cash Stock-based Compensation.    Non-cash stock-based compensation increased by $16.3 million, or 345.3%, to $21.0 million for the nine months ended September 30, 2001 from $4.7 million for the nine months ended September 30, 2000. We attribute the increase primarily to amortization of non-cash stock-based compensation recognized relating to the liquidity program adopted in July 2001 and the private placement of Class A stock to or for the benefit of our CEO. See "Operating expenses—Non-cash stock-based compensation." The allocation of non-cash stock-based compensation to each of the functional areas follows.

	Nine months ended
	Sept. 30, 2000	Sept. 30, 2001
	(in thousands)
Customer service and operations	$129	$1,486
Product development	292	6,215
Selling, general and administrative	4,286	13,258

Total	$4,707	$20,959

        Amortization of Goodwill and Other Intangibles.    Our amortization expense increased to $49.2 million for the nine months ended September 30, 2001 from $32.9 million for the nine months ended September 30, 2000. We attribute this increase to the merger with Confinity, Inc. on March 30, 2000.

        Service Agreement Costs and Termination Expenses.    Service agreement costs and termination expenses decreased from $33.9 million for the nine months ended September 30, 2000 to $0 for the nine months ended September 30, 2001 as the result of our termination of the CBI and First Western agreements in 2000.

        Loss from Operations.    For the nine months ended September 30, 2001, our loss from operations totaled $92.4 million. For the nine months ended September 30, 2000, our loss from operations totaled $130.1 million. We attribute the decrease in the loss primarily to the increase in our revenues to $64.4 million for the nine months ended September 30, 2001 from $5.6 million for the nine months ended September 30, 2000, partly offset by an increase in total operating expense to $156.8 million for the nine months ended September 30, 2001 from $135.8 million for the nine months ended September 30, 2000.

        Interest, Other Income and Expenses, Net.    Interest, other income and expenses, net increased by $0.7 million, or 25.2%, to $3.2 million for the nine months ended September 30, 2001 from $2.5 million for the nine months ended September 30, 2000. Interest, other income and expenses, net consist primarily of interest earned on cash, cash equivalents and short-term and long-term investments, the net effect of foreign currency gains and losses, and other miscellaneous income and expenses. We attribute this increase primarily to interest income from higher average cash balances resulting from our preferred stock equity financings.

        Net Loss.    Our net loss decreased by $38.3 million, or 30.0%, to $89.3 million for the nine months ended September 30, 2001 from $127.6 million for the nine months ended September 30, 2000. We attribute the decrease in net loss primarily to the increase in our total revenues to $64.4 million for the nine months ended September 30, 2001 from $5.6 million for the nine months ended September 30, 2000 and the decrease in our total operating expenses as a percentage of payment volume, offset in part by an increase in non-cash stock-based compensation of $16.3 million.

  Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

        General.    We incorporated as X.com in March 1999 and intended to provide Internet banking services to our customers. Towards this goal, in November 1999 we entered into a series of agreements with Community Bankshares, Inc. that among other things allowed us to acquire First Western and to solicit customers for First Western's online banking services. In March 2000, we merged with Confinity, Inc., the creator of PayPal. By December 2000 we decided to focus our efforts on the PayPal product and to discontinue our Internet banking operations. Because we spent much of 1999 building infrastructure for an Internet banking service and, after the Confinity merger, focused our efforts primarily on continuing to build the PayPal product, we believe investors will not find meaningful the period-to-period comparison for the year ended December 31, 2000 and for the period from inception to December 31, 1999.

        Revenues.    Service agreement revenues increased to $3.9 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. For the year ended December 31, 2000, transaction and other fees and interest on funds held for others amounted to $8.5 million and $2.0 million, respectively, all of which relates to the PayPal product we acquired in the March 2000 Confinity merger. We began charging transaction fees to business account payment recipients in June 2000 and instituted additional price increases during 2000.

        Transaction Processing Expenses.    Transaction processing expenses amounted to $25.1 million for the year ended December 31, 2000, reflecting total PayPal payment volume of $1,261.4 million for the year ended December 31, 2000.

        Provision for Transaction Losses.    Provision for transaction losses amounted to $11.0 million for the year ended December 31, 2000. As a percentage of total payment volume, provision for transaction losses amounted to 0.87% for the year ended December 31, 2000. The loss rate as a percentage of total payment volume increased from 1.04% for the three months ended June 30, 2000, to 1.21% for the three months ended September 30, 2000, and decreased to 0.61% for the three months ended December 31, 2000, as a result of our implementing risk controls and proprietary technology to prevent losses and a reduction during these periods in the percentage of our total payment volume funded by credit cards.

        Customer Service and Operations.    Customer service and operations expenses increased to $15.8 million for the year ended December 31, 2000 from $0.2 million for the period from inception to December 31, 1999. We attribute this increase in customer service and operations expenses primarily to greater headcount in customer service and operations and rent and other fixed assets purchased for our establishment of our Omaha, Nebraska customer service and operations center.

        Product Development.    Product development expenses increased to $4.4 million for the year ended December 31, 2000 from $0.5 million for the period from inception to December 31, 1999. We attribute this increase to a greater number of employees in our engineering and product groups, resulting in higher salaries and depreciation expenses associated with fixed assets purchased for product development. In addition, we recognized approximately $623,000 and $20,000 of amortization expenses associated with capitalized software and website development costs, respectively.

        Selling, General and Administrative.    SG&A expenses increased to $35.0 million for the year ended December 31, 2000 from $3.7 million for the period from inception to December 31, 1999. We attribute this increase primarily to promotional bonus expenses, greater professional fees, outside service fees and other corporate expenses. SG&A expenses for the year ended December 31, 2000 reflect $14.9 million in sign-up and referral bonuses ranging from $5 to $10 paid to new and existing PayPal users to encourage expansion of the PayPal user base following the Confinity merger.

        Non-cash Stock-based Compensation.    Non-cash stock-based compensation increased to $5.8 million for the year ended December 31, 2000 from $0.4 million for the period from inception to December 31, 1999. We attribute this increase to option grants made to personnel hired during the year ended December 31, 2000 to support our growth.

        Service Agreement Costs and Termination Expenses.    Service agreement costs and termination expenses increased to $41.1 million for the year ended December 31, 2000 from $0 for the period from inception to December 31, 1999. We attribute this increase to costs incurred pursuant to the terms of the service agreement to reimburse CBI and First Western for providing Internet banking accounts to our users.

Quarterly Results of Operations

        The following table sets forth, for the periods presented, data regarding our revenues, operating expenses and net loss. We derived this data from our unaudited consolidated financial statements, which we believe have been prepared on substantially the same basis as our audited consolidated financial statements. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands) (unaudited)
Consolidated Statements of Operations:
Transaction and other fees	$—	$35	$1,016	$7,425	$13,156	$18,992	$29,229
Interest on funds held for others	—	240	727	1,079	1,143	920	955
Service agreement revenues	1,186	1,886	529	337	—	—	—

Total revenues	1,186	2,161	2,272	8,841	14,299	19,912	30,184

Transaction processing expenses	—	6,230	9,764	9,098	8,754	10,659	12,441
Provision for transaction losses	13	2,577	5,131	3,307	3,103	2,437	4,163
Customer service and operations(1)	523	3,726	5,848	5,657	7,064	7,216	7,682
Product development(1)	512	923	1,625	1,359	2,018	2,125	2,191
Selling, general and administrative(1)	3,127	13,615	10,614	7,592	5,443	5,736	5,603
Stock-based compensation	519	281	3,907	1,118	2,157	4,026	14,776
Amortization of goodwill and other intangibles	67	16,415	16,415	16,415	16,415	16,415	16,416
Service agreement costs and termination expenses	19,344	7,640	6,949	7,212	—	—	—

Total operating expenses	24,105	51,407	60,253	51,758	44,954	48,614	63,272

Loss from operations	(22,919)	(49,246)	(57,981)	(42,917)	(30,655)	(28,702)	(33,088)
Interest income	152	—	1,015	957	943	798	583
Other income (expense), net	(46)	1,432	(9)	56	454	254	152

Net loss	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)	$(32,353)

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$24	$48	$57	$84	$157	$462	$867
Product development	48	64	180	623	383	392	5,440
Selling, general and administrative	447	169	3,670	411	1,617	3,172	8,469

Total	$519	$281	$3,907	$1,118	$2,157	$4,026	$14,776

Operating Data:
Gross Merchant Sales	$—	$1,873	$55,621	$335,691	$546,848	$663,014	$815,014
Total payment volume	$46,263	$248,799	$422,760	$543,562	$642,737	$746,888	$924,601
Total number of payments	1,026	5,456	9,438	12,325	13,524	15,058	17,969
Average payment amount	$45	$46	$45	$44	$48	$50	$51
Total number of accounts (at period end)	824	2,190	3,718	5,518	7,200	8,798	10,589
Number of business accounts	—	14	289	800	1,327	1,731	2,138

Consolidated Cash Flow Data:
Cash flows from operating activities
Net loss	$(22,813)	$(47,814)	$(56,975)	$(41,904)	$(29,258)	$(27,650)	$(32,353)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	13	2,577	5,131	3,307	3,103	2,436	4,163
Depreciation and amortization of fixed assets	357	330	744	921	1,253	1,258	1,379
Amortization of goodwill and other intangibles	67	16,415	16,415	16,415	16,415	16,415	16,416
Stock-based compensation	519	281	3,907	1,118	2,157	4,026	14,776
Changes in operating assets and liabilities	10,691	26,855	31,277	4,662	11,312	7,874	19,976

Net cash provided by (used in) operating activities	(11,166)	(1,356)	499	(15,481)	4,982	4,359	24,357

Cash flows from investing activities
Investments in common stock	(1,500)	1,200	—	2,300	—	—	—
Purchase of investment securities	(1,900)	1,900	(60,991)	49,129	(18,923)	(7,369)	(4,035)
Purchase of fixed assets	(2,311)	(4,922)	(2,962)	(1,548)	(1,870)	(2,725)	(4,142)

Cash provided by (used in) investing activities	(5,711)	(1,822)	(63,953)	49,881	(20,793)	(10,094)	(8,177)

Cash flows from financing activities
Proceeds from capital leases	—	—	—	—	—	—	3,000
Proceeds from issuance of equity instruments, net of repurchases	95,961	13,489	26,918	12,579	37,526	(649)	1,049
Payments made to employees associated with liquidity program	—	—	—	—	—	—	(5,226)

Cash provided by (used in) financing activities	95,961	13,489	26,918	12,579	37,526	(649)	(1,177)

Net increase in cash and cash equivalents	79,084	10,311	(36,536)	46,979	21,715	(6,384)	15,003
Cash and cash equivalents at beginning of period	8,442	87,526	97,837	61,301	108,280	129,995	123,611

Cash and cash equivalents at end of period	$87,526	$97,837	$61,301	$108,280	$129,995	$123,611	$138,614

        Our operating results have varied on a quarterly basis during our operating history. We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include, among others: the continued growth in our payment volume; our ability to maintain and increase our customer base and our Gross Merchant Sales; our ability to maintain and increase our international usage, debit card usage and user balances in our system; changes in our pricing policies and revenue mix; changes in non-cash stock-based compensation; the announcement or introduction of new or enhanced services by us or our competitors; changes in our cost structure, including transaction losses and credit card funding rates; consumer acceptance of the Internet for a product such as ours; consumer acceptance of the Internet as a medium of commerce; and general economic conditions.

        Unfavorable changes in any of the above factors could affect materially and adversely our revenues, results of operations in future periods and the market price of our common stock. As a result, you should not rely upon period-to-period comparisons of our results of operations as an indication of future performance. In addition, the results of any quarterly period do not indicate results to be expected for a full fiscal year. We cannot predict many of the factors outlined above and they may cause significant fluctuations in our operating results. These fluctuations may cause our annual or quarterly results to fall below market expectations, which could affect the market price of our stock materially and adversely.

Liquidity and Capital Resources

        Since inception, we have financed our activities primarily through a series of private placements of convertible preferred stock. As of September 30, 2001, we had raised $202.7 million net of issuance costs from the sale of equity securities.

        Net cash used by operating activities totaled $4.1 million for the year ended December 31, 1999, and $27.5 million for the year ended December 31, 2000. Net cash provided by operating activities totaled $33.7 million for the nine months ended September 30, 2001. Net cash used by operating activities resulted primarily from our net loss and was offset by non-cash charges for depreciation and amortization, and increases in amounts due to customers.

        Net cash used in investing activities totaled $2.9 million for the year ended December 31, 1999, $21.6 million for the year ended December 31, 2000 and $39.1 million for the nine months ended September 30, 2001. We primarily used the invested cash in the periods presented for purchases of investment securities and fixed assets.

        Net cash provided by financing activities totaled $15.5 million for the year ended December 31, 1999, $148.9 million for the year ended December 31, 2000 and $35.7 million for the nine months ended September 30, 2001. Net cash provided by financing activities primarily resulted from the issuance of preferred stock to third parties.

        In connection with the implementation of our plan to deposit all customer funds not transferred into the PayPal Money Market Reserve Fund into FDIC-insured bank accounts in the first quarter of 2002, we anticipate a decrease in cash and cash equivalents held in respect of funds due to customers' available balances, which amounted to $95.4 million at September 30, 2001, and a decrease of the related liability.

        For the three months ending December 31, 2001, we expect to spend approximately $3.0 million in capital expenditures relating to the establishment of a secondary data center, further upgrading our primary data center, and investment in networking and equipment infrastructure for our head office.

        As of September 30, 2001, we pledged $6.5 million in cash to provide collateral for the following:

  •
  Transaction processing (e.g., PayPal ATM/debit card and credit card processing): $5.0 million

  •
  General corporate activities (e.g., lease agreements): $1.0 million

  •
  Equipment loan: $0.5 million

        As of September 30, 2001, the following sets forth our minimum lease commitments:

Year Ended December 31,	Capital Leases	Operating Leases
	(in thousands)
2001 (Last three months only)	$254	$452
2002	1,435	1,859
2003	1,214	1,813
2004	400	1,793
2005 and thereafter	—	4,212

Total minimum lease commitments	$3,303	$10,129

        In October 2001 we entered into a lease agreement in connection with office space in Mountain View, California. Minimum lease commitments required under this lease are as follows (in thousands):

2002	$1,582
2003	2,350
2004	2,446
2005	2,543
2006	2,645

Total minimum lease commitments	$11,566

        In addition, we have minimum payments due under service and marketing agreements in the aggregate amount of $0.1 million in 2001 (last three months only), $1.5 million in 2002, $1.9 million in 2003, $3.0 million in 2004 and $2.5 million in 2005.

        We believe that, based on current levels of operations and anticipated growth, our cash from operations, together with cash currently available, without giving effect to the net proceeds from this offering, will suffice to fund our operations for at least the next 24 months. Giving effect to the net proceeds from this offering, our capital resources will suffice to fund our operations for the foreseeable future. Poor financial results, unanticipated expenses or unanticipated opportunities that require financial commitments could give rise to additional financing requirements sooner than we expect. However, we may not secure financing when we need it or we may not secure it on acceptable terms. If we do not raise additional funds when we need them, we might have to delay, scale back or eliminate expenditures for expansion of our product plans and other strategic initiatives.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks related to fluctuations in interest rates on our fixed and variable rate debt. Currently, we do not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities or other types of derivative financial instruments.

        We do not believe that the future market risks related to the above securities will have a material adverse impact on our financial position, results of operations or liquidity.

        To date, all of our recognized revenue has been denominated in U.S. dollars. For the nine months ended September 30, 2001, we earned approximately 13.5% of our revenue from international markets, which in the future may be denominated in various currencies. As a result, our operating results may become subject to significant fluctuations based upon changes in the exchange rates of some currencies in relation to the U.S. dollar and diverging economic conditions in foreign markets. Although we will continue to monitor our exposure to currency fluctuations and, when appropriate, may use financial hedging techniques to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not affect adversely our financial results in the future.

        We use the U.S. dollar as the functional currency of our system. Senders outside the U.S. fund their PayPal payments from credit card charges, which they must repay to their card issuer in local currency. In addition, for the countries where PayPal customers can withdraw their funds to local bank accounts, we must hold funds in Canadian dollars, British pounds, euros, Australian dollars and New Zealand dollars to fund such withdrawals. Some of the revenues we generate outside the U.S. are subject therefore to unpredictable and indeterminate fluctuations if the values of international currencies change relative to the U.S. dollar.

        We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. Our revenue from interest on funds held for others and interest income on our invested corporate capital is sensitive to changes in the general level of U.S. interest rates and any declines of interest rates over time would reduce our revenues and interest income from our portfolio.

Inflation and Foreign Currency Risk

        Inflation has not had a significant impact on our operations during the periods covered by the accompanying consolidated financial statements. Additionally, foreign exchange risk does not pose a significant threat to us because we set the dollar-to-local currency conversion rate for international withdrawals at a rate that is designed to cover our intra-day risks of holding foreign currencies. If inflation increases, if foreign currency fluctuations make it less attractive for international customers to make payments in U.S. dollars, or if we do not properly manage our exposure to the foreign currencies that we hold, our business, financial condition and results of operations could suffer. The difficulty of managing our foreign currency exposure will increase if we implement our plans to offer customers the ability to send and receive payments in multiple currencies.

Effect of Recent Accounting Changes

        In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS No. 133 will have no impact on us as we have no derivative instruments and do not perform hedging activities.

        In June 2001, the FASB issued SFAS No. 141 Business Combinations, or SFAS No. 141. The standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. Because those criteria did not distinguish economically dissimilar transactions, similar business combinations were accounted for using different methods that produced dramatically different financial statement results. SFAS No. 141 no longer permits the use of pooling-of-interest method of accounting. In addition, the statement also requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria: the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later.

        In June 2001 the FASB also issued SFAS No. 142 Goodwill and Other Intangible Assets, or SFAS No. 142. It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and intangible assets that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may require re-measurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required. The provisions of the statement are required to be applied starting with fiscal years beginning after December 15, 2001. The statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangible assets recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle. We will implement SFAS No. 142 beginning January 1, 2002. We have not yet determined the impact of implementation to our consolidated results of operations.

        In August 2001, the FASB issued SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144. It supercedes SFAS No. 121 Accounting for Impairment of Long-Lived

Assets and for Long-Lived Assets to be Disposed of and APB Opinion No. 30 Reporting the Effects of Disposal of a Segment of a Business. It establishes a single account model based upon the framework of SFAS No. 121. It removes goodwill and intangible assets from its scope. It describes a probability-weighted cash flow estimation approach to deal with certain situations. It also establishes a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. We have not fully assessed the impact of adoption of SFAS 144 upon our financial position or results of operations as of September 30, 2001.

BUSINESS

Overview

        PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our network builds on the existing financial infrastructure of bank accounts and credit cards to create a global payment system. We deliver a product well suited for small businesses, online merchants, individuals and others currently underserved by traditional payment mechanisms.

        We seek to become the global standard for online payments. We offer our account-based system to users in 37 countries including the United States. For the nine months ended September 30, 2001, our payment volume to business accounts, which we refer to as Gross Merchant Sales or GMS, totaled $2.0 billion. GMS equaled 87.5% of our total payment volume of $2.3 billion for this period. Our GMS consists mainly of payments to small businesses. Currently, a majority of these payments relate to sales of goods and services through online auctions. For the nine months ended September 30, 2001, the percentage of our payment volume related to online auctions, particularly eBay auctions, equaled 68.3%. As of September 30, 2001, we had 10.6 million accounts, including 2.1 million business accounts and 8.5 million personal accounts.

        The small business market presents us with a potentially significant opportunity. According to the U.S. Census Bureau, approximately 22.6 million small businesses in the U.S., those with less than $1.0 million in annual receipts, generate an aggregate of $1.6 trillion in annual sales. In addition, according to The Nilson Report, only 3.1 million merchants in the U.S. currently accept credit cards, leaving a large number of sellers unable to accept traditional electronic payments. By enhancing the existing payment infrastructure, the PayPal product serves the need of these sellers for a secure, convenient and cost-effective online payment system.

        To send a payment, a PayPal account holder enters the email address of the recipient and the payment amount, and selects a funding source—credit card, bank account or PayPal balance. In addition, with our Web Accept feature, merchants can accept PayPal payments directly from their websites. When a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated Web Accept, the consumer can open a PayPal account from the merchant's site in order to make a purchase.

        Payment recipients may use their funds to make payments to others, leave the funds in their PayPal accounts and earn a money market rate of return, or withdraw the funds at any time by requesting a bank account transfer or a check delivered by mail or by using the PayPal ATM/debit card. When a PayPal sender makes an email payment to a recipient who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds.

        We have achieved our rapid growth through a combination of the "push" nature of email payments to non-registered recipients and the "pull" nature of Web Accept. During the nine months ended September 30, 2001, our total number of accounts grew by 5.1 million, an average of 18,500 per day, at an average total marketing expense, including promotional bonuses, of $1.05 per new account.

        During the nine months ended September 30, 2001, we processed an average of 171,000 payments per day totaling $8.5 million in daily volume. The average payment amount sent equaled $50.

Industry Overview

  Growth of Online Commerce

        Forrester projects consumer purchases on the Internet to grow from an estimated $51.5 billion in 2001 to $195.0 billion in 2006. The emergence of auction-based marketplaces, which provide small merchants and consumers access to the global market, contribute significantly to this growth. For example, eBay, the largest online auction site, reported gross merchandise sales of $6.6 billion for the nine months ended September 30, 2001, an increase of 73.5% over the comparable period in 2000. Forrester projects continued robust growth in total consumer auction sales—from an estimated $8.4 billion in 2001 to $48.5 billion in 2006.

  Legacy Payment Systems

        Traditionally, consumers and businesses have effected payments by delivering cash, paper checks or money orders, by instituting wire transfers or by using credit cards. According to The Nilson Report, an estimated $4.9 trillion in consumer payments were made in the U.S. in 1999. Paper checks, the most common method of settling commercial transactions, comprised 46.2% of the total dollar value of commercial payments in 1999. Credit card transactions represented 22.5% of the total. Many small to mid-sized businesses wishing to conduct transactions online may find these traditional payment methods insecure, expensive or inconvenient.

        Cash:    Cash payments, while effective for face-to-face low-value transactions, do not function effectively for transactions in which the buyer and seller are in different locations.

        Checks:    Both the sender and the recipient of paper checks can find them costly and inconvenient in terms of printing, mailing, delivering and processing. In addition, checks settle slowly, as even after delivery and deposit checks still can take several days to clear and allow the recipient access to the funds.

        Wire Transfer:    Individuals sending money overseas and persons without bank accounts primarily use wire transferors and money transmission services. These services often charge high fees, particularly for low-and mid-value payments, and involve inefficient methods of payment notification and receipt.

        Credit Cards:    Credit cards accounted for approximately 98.5% of payment volume for online transactions in 2000 according to ActivMedia. However, many small and mid-sized businesses may find drawbacks to accepting credit cards for online transactions. In order to obtain a merchant agreement and accept credit cards online, many merchants need to provide a personal guaranty, acquire specialized hardware, prepare a loan application, establish secure Internet connections and encrypt all customer credit card data. In addition, the up-front and monthly fixed costs and the relatively high variable processing costs at low volumes may make credit cards prohibitively expensive for smaller merchants. Fraud poses a major problem for online merchants, which bear responsibility for fraudulent credit card payments. According to Global Industry Analysts, online fraud accounted for approximately 5% of total online transactions in 1999.

Our History

        We set out to develop a payment system combining the pervasiveness of email with the existing financial infrastructure—the Automated Clearing House, or ACH, system, the credit card networks and the ATM/debit card networks. We launched our product in October 1999, offering free email-driven, person-to-person payments. In order to encourage growth, we designed our system to allow senders to pay people who did not yet have PayPal accounts. Every time a PayPal user sent money to someone who had not joined the PayPal network, the recipient received an email with a link to open a PayPal account and claim his money. In this way, the user base grew as a direct function of people using the PayPal system. We augmented this user-driven growth with various promotional bonuses. During the earlier stages of our growth, we offered qualified new users a $5 to $10 sign-up bonus, automatically deposited into their PayPal accounts, to encourage them to send money to others. Additionally, for every new member one of our users brought into the network, we deposited into the original user's PayPal account a $5 to $10 referral bonus. We began the year 2000 with 12,000 users. Just six months later, our user base had grown to 2.2 million accounts, and as of September 30, 2001, we had 10.6 million accounts.

        Recognizing that much of our payment volume involved businesses, in June 2000 we began charging fees to our higher volume individual and commercial recipients by launching business accounts. Unlike personal accounts, business accounts may send and receive unlimited credit card funded payments and also take advantage of e-commerce-enabling features such as Web Accept, which allows merchants to receive payments directly from their websites. By the end of June 2000, we had 14,000 business accounts. By December 31, 2000, this number grew to over 800,000. Many merchants joined PayPal in part because of the widespread consumer adoption of our payment system. A number of previous attempts to create new payment mechanisms failed largely because of the "chicken and egg" problem—consumers did not adopt the mechanism because merchants did not accept it, and merchants would not accept it because no consumers used it. We solved this problem by making it virtually costless for merchants to sign up for accounts. A business only needed email and an Internet connection. At the same time, our growing customer base encourages merchants to register simply by sending them email payments. As of September 30, 2001, our 10.6 million total accounts included 2.1 million business accounts.

        For the three months ended September 30, 2001, we processed an average of 195,000 payments per day, totaling $10.1 million in daily volume. Fee paying business accounts received 88.1% of this payment volume, for a total of $815.0 million in GMS. We have refined our sign-up and referral bonus requirements to encourage our customers to utilize the full range of our product, including the ability to link a bank account and to earn a money market rate of return on their respective PayPal balances. During the three months ended September 30, 2001, we added an average of 19,500 new accounts every day at an average cost of $0.09 in promotional bonuses per new account. As we have grown our customer base and added features to our product, we have increased the prices charged business accounts with no adverse effect on GMS. We believe that our market exhibits network characteristics, meaning that as the number of participants within the PayPal's network grows, the value of joining the network grows as well.

The PayPal Product

        PayPal enables any business or consumer with email to send and receive online payments securely, conveniently and cost-effectively. Our email-driven system builds on the legacy financial infrastructure of bank accounts and credit cards to create an online payment network available to users in 37 countries.

  How PayPal Works

        Joining the Network.    To send or receive a payment, a user first must open a PayPal account. A new recipient opens an account after receiving notification of a payment, and each new sender opens an account in the process of making a payment, either at the PayPal website or at the website of a merchant that has integrated our Web Accept feature. Allowing new users to join the network at the time of making or receiving payments encourages our natural, user-driven growth. Our free, fast and simple account sign-up process asks each new user to register with PayPal his name, street address and email address, which serves as the unique account identifier.

        Making Payments.    Senders make payments at the PayPal website or at the sites of merchants that have integrated our Web Accept feature. To make a payment at our website, a sender logs on to his account and enters the recipient's email and the dollar amount of the payment. To make a payment through Web Accept, a sender selects an item for purchase, confirms the payment information and enters his email address and password to authorize the payment. In both scenarios, we debit the money from the sender's PayPal balance and instantly credit it to the recipient's PayPal balance. In turn, the recipient can make payments to others or withdraw his funds at any time. We earn revenues when a business account receives a payment.

        Funding Payments.    Senders fund payments in three ways:

  •
  from the sender's existing PayPal balance;

  •
  from the sender's bank account, using the Automated Clearing House, or ACH, network; or

  •
  from the sender's credit card.

        We incur no funding cost on payments made from existing PayPal balances. We incur a cost of $0.03 for each bank account ACH transfer. By contrast, on credit card-funded payments we incur processing and interchange fees of 1.9% of the payment amount plus $0.18. As a result, we encourage our users to make bank account-funded payments. We also encourage our users to maintain PayPal balances by offering a money market rate of return on PayPal account balances placed in our Money Market Reserve Fund. This Fund, which is managed by Barclays Global Fund Advisors, bears a current yield of 2.29% as of September 4, 2001. For the nine months ended September 30, 2001, customers funded 22.2% of payment volume through their existing PayPal balances, 26.7% via bank account transfers and 51.1% by credit cards. While we encourage senders to make payments from bank account transfers or existing PayPal balances, we also welcome and encourage senders to register and use credit cards. Many senders prefer to fund transactions using credit cards, and their participation in our user base increases the value of our payment network.

        Verification of our Account Holders.    In order for senders to fund payments from their bank accounts, they first must become verified PayPal users through our Random Deposit technique for which we have applied for a patent: we make two deposits ranging from 1 to 99 cents to the user's bank account. To verify ownership of the account, the user then enters the two amounts as a 4-digit code at the PayPal website. In addition to allowing funding via bank accounts, verification also removes some spending limits on users' accounts and gives them reputational advantages when transacting with other members of the PayPal community.

	Funding Metrics As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in millions, except percentages)
Number of verified bank accounts	—	0.04	0.78	1.38	1.97	2.51	3.02
Percentage of payment volume funded by credit cards during three months ended	76.2%	81.0%	74.1%	56.9%	48.8%	50.5%	53.2%

        The percentage of our payment volume funded by credit cards increased from 48.8% for the three months ended March 31, 2001 to 53.2% for the three months ended September 30, 2001 partly because a higher proportion of our payment volume during the latter period involved international accounts, which allow external funding only from credit cards, and partly because we increased the initial credit card spending limit from $250 to $1,000 before a user becomes verified.

        Withdrawing Money.    Each account holder may withdraw money from his PayPal account via an ACH transfer to his bank account or by a mailed check from PayPal. ACH withdrawals may take three to five business days to arrive in the account holder's bank account, depending on the bank. Mailed checks may take one to two weeks to arrive and we charge $1.50 per check. Qualifying PayPal users also can receive a PayPal ATM/debit card, which provides instant liquidity to their respective PayPal account balances. ATM/debit card holders can withdraw cash, for a $1.00 fee per transaction, from any ATM connected to the Cirrus or Maestro networks and can make purchases at any merchant accepting MasterCard. For the nine months ended September 30, 2001, we earned revenues net of cash back payments of approximately 0.9% on PayPal ATM/debit card transactions.

        In September 2001, we launched our new virtual debit card feature called Shop Anywhere. Shop Anywhere allows all PayPal users to make purchases using their PayPal balances from merchants accepting MasterCard.

Timing of Payments and Withdrawals

        The time it takes for a sender to complete a transaction using PayPal and for a recipient to have use of the transferred funds depends on the sender's funding source for the payment and the recipient's choice regarding use of the funds he or she receives. The sender can fund a payment from one of three sources: an existing PayPal balance, a credit card or, for U.S. customers, a bank account. If the sender funds the payment in full using a pre-existing PayPal balance, PayPal instantly debits the amount specified by the sender from the sender's balance and simultaneously credits that amount, less any applicable fees, to the recipient's PayPal balance. If the sender instead funds the payment in part or in full using a credit card, PayPal credits the amount of the payment, less any fees, to the recipient's account as soon as PayPal receives information from the applicable credit card network that the sender's payment is authorized, which usually takes a few seconds. Similarly, if the sender has registered both a primary bank account and an alternate funding source with PayPal and qualifies for PayPal's "Instant Transfer" feature, PayPal will credit the recipient's account instantly. PayPal will concurrently initiate a debit to the sender's primary bank account through the ACH network. The only type of payment in which PayPal does not credit funds instantly to the recipient occurs if the sender chooses to use bank account funding but does not qualify for, or elects not to use, Instant Transfer. In these "eCheck" payments, PayPal will initiate a debit to the sender's bank account through the ACH network, and will notify the recipient immediately that the sender has initiated payment, but will credit funds to the recipient's account only after the debit has been completed, which usually takes three to four business days.

        Once the funds have been credited to the recipient's account, the recipient can leave the funds in the PayPal system or can at any time initiate a withdrawal. The customer can withdraw funds either by ACH transfer to his or her bank account, if the customer is in the U.S. or one of 11 other countries, or by check for U.S. customers. Recipients who are U.S. customers can also immediately spend up to $150 per day from their PayPal balance at online sellers that accept MasterCard, using PayPal's Shop Anywhere feature. U.S. recipients who have a business account may also be eligible for the PayPal ATM/debit card, which can be used to spend PayPal balances at online sellers and physical retail locations that accept MasterCard and withdraw cash at ATMs.

        If the recipient initiates a withdrawal by ACH transfer, he or she will typically receive the funds in his or her bank account within four business days, or five business days in the 11 countries outside the U.S. where PayPal offers withdrawals to local bank accounts. If the recipient initiates a withdrawal by check, PayPal will send a request on the following business day to its processing bank to issue and send the check through the U.S. mail, but the time needed for the recipient to receive the check will depend on the speed of mail delivery and the recipient's geographic location. The full process from initiation of a check withdrawal request to receipt of the check by the customer can take up to two weeks. Even after the customer has received the check, he or she will need either to cash the check or deposit it in his or her bank. If he or she deposits the check in the bank, depending on the customer's location, the bank may take up to five additional days to credit the customer's account with the funds.

        Users may also add funds to their PayPal accounts without making a payment. This is not possible by credit card, but only by ACH transfer from a bank account, which generally takes three to four business days to complete.

        The following tables summarize the timing of payments and withdrawals.

Making Payments and Funding:

Source
Bank Account
	Credit Card	Instant Transfer	eCheck/ACH	Existing PayPal Balance
Domestic payment	Instant	Instant	3-4 business days	Instant
International payment	Instant	n/a	n/a	Instant
Add funds	n/a	n/a	3-4 business days	n/a

Withdrawals:

Method
	Bank Account	Check	ATM/Debit Card
Domestic withdrawal	3-4 business days	Up to 2 weeks	Instant
International withdrawal	5 business days	n/a	n/a

  Account Types

        Business Accounts.    Our customers choose either PayPal business accounts or PayPal personal accounts. Gross Merchant Sales, or GMS, equals the total dollar volume of payments received by business accounts. Business accounts pay us transaction fees on all GMS. Since July 14, 2001, our per transaction rate varied according to the following schedule: 2.2% of GMS plus $0.30 for merchants receiving an average of at least $1,000 per month in payments; 2.9% of GMS plus $0.30 for merchants receiving an average of less than $1,000 per month in payments; and from 3.4% to 3.9% of GMS plus $0.30 for higher risk accounts.

	For the Three Months Ended
	Mar. 30, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in millions, except percentages)
Gross Merchant Sales (GMS)	$—	$1.9	$55.6	$335.7	$546.8	$663.0	$815.0
Total payment volume	$46.3	$248.8	$422.8	$543.6	$642.7	$746.9	$924.6
GMS as a percentage of total payment volume	—	0.8%	13.2%	61.8%	85.1%	88.8%	88.1%

        Business accounts benefit from a number of additional features:

  •
  the right to receive unlimited credit card-funded payments;

  •
  the ability to apply for the PayPal ATM/debit card;

  •
  the right to list on PayPal Shops, a searchable directory of over 20,000 online businesses that accept PayPal;

  •
  our Web Accept feature, which enables businesses to accept payments directly from their websites;

  •
  the PayPal shopping cart feature, which allows a business account's customers to purchase multiple items with a single payment; and

  •
  subscriptions, allowing businesses to receive regularly scheduled payments.

        Personal Accounts.    PayPal personal accounts allow users to make and receive free online payments, other than credit card-funded payments. Personal accounts can upgrade to business accounts at any time and thereby avail themselves of all the benefits of a business account, including the ability to receive credit card-funded payments. During the nine months ended September 30, 2001, 622,000 customers upgraded from personal to business accounts.

        International Accounts.    We currently allow residents of 36 foreign countries to open PayPal accounts. These international senders make payments through credit cards or from their PayPal account balances. International recipients may withdraw money from their PayPal accounts to a U.S. bank account free of charge. In addition, international recipients in eleven countries can make electronic funds transfer withdrawals to their local bank accounts for a fee of 2.1% of the withdrawal amount plus $1.00 per withdrawal. In addition, for the nine months ended September 30, 2001 we charged a weighted average currency risk spread of 1.6% of the withdrawal amount. We charge international senders a fee of 2.6% plus $0.30 for making payments not funded from an existing PayPal balance. Beginning in the second quarter of 2002, we expect to charge fees to recipients of cross-border payments rather than to international senders. As of September 30, 2001, we had 723,000 international accounts, compared with 313,000 as of March 31, 2001. We intend to develop multi-currency functionality, which will enable international users to hold balances in local currencies.

  Security and Privacy

        PayPal users choose a unique password to protect their accounts. To make payments, senders need to disclose only their email addresses to recipients. Similarly, to receive payments, recipients need to disclose only their email addresses to senders. Many buyers and sellers wary of disclosing financial information online find this high level of personal privacy attractive. See "Business—Technology."

        PayPal account balances, while not FDIC-insured, receive protection through an insurance policy issued by Travelers Insurance. This insurance protects account holders from unauthorized withdrawals for amounts up to $100,000.

Our Strategy

        We seek to expand upon our market leadership and become the online payment network of choice around the world. To establish PayPal as the online payment standard, we will continue to identify transactions and markets not served adequately by existing payment systems and to develop product features that improve upon those legacy systems. In addition to growing our customer base, our business strategy includes the following:

        Expand Small Business Payment Volume.    We intend to continue to develop features to spur our growth as a payment vehicle for small businesses. During the past year, we added features such as a PayPal shopping cart, which allows buyers to make a single payment for multiple items from a merchant's website, PayPal Shops, a directory of over 20,000 businesses that accept PayPal, a reputation system to give buyers information on the integrity of businesses, and a subscription feature, allowing recurring payments for digital content.

        Strengthen our Position as the Payment Method of Choice on Online Auctions.    We have become a popular payment network for online auction websites, including eBay, partially due to the size of our network and widening acceptance of our product. We intend to strengthen our leadership position in the auction business by continuing to add product features important to auction participants. During the past year, we added features such as automated invoicing, bidder notification emails, automatic PayPal logo insertion into auction listings and the ability for auction sellers to accept payments directly from their auction pages.

        Expand Recurring Revenue.    Our growing installed user base provides us with recurring revenue. We intend to expand this revenue by continuing to enhance the product features we offer our current customers.

        Increase Volume of International Payments.    We plan to grow our international volume by adding product features designed to increase international access to our network and enhance its functionality. We intend to expand PayPal's reach beyond the current 37 countries. We plan to increase the number of foreign countries where users can withdraw funds to their local bank accounts. We also are developing a multi-currency platform to enable international users to transact in local currencies.

        Maintain Low Variable Costs, Particularly Transaction Losses.    Our relatively low variable operating costs and high per transaction revenue create an attractive profit opportunity as we grow our volume. Risk management represents a critical component of maintaining low variable operating costs. Our proprietary risk management techniques have reduced our provision for transaction losses from 1.08% for the nine months ended September 30, 2000 to 0.42% for the nine months ended September 30, 2001.

        Grow PayPal ATM/Debit Card Usage.    The PayPal ATM/debit card allows selected PayPal account holders to access their account balances from any ATM connected to the Cirrus or Maestro networks and to make purchases from any merchant that accepts MasterCard. We earn a transaction fee whenever our customers make debit card purchases or withdraw money from an ATM using this card. For the nine months ended September 30, 2001, 8.7% of the funds leaving the PayPal system were withdrawn using the PayPal ATM/debit card. We intend to increase our ATM/debit card volume by further broadening its distribution to qualified PayPal account holders.

Our Customers

  Business Customers

        Our business accounts conduct a wide variety of commercial transactions using PayPal, including the sale of goods online such as electronics and household items, the sale of services online such as web design and travel, and the sale of digital content. Offline businesses, including lawyers, contractors and physicians, also receive payments online through PayPal.

        PayPal has emerged as the method of choice for small to medium-sized businesses to receive payment for auctions on eBay, the largest online auction community. As of September 30, 2001, 69.4% of all eBay auctions explicitly accepted PayPal versus 29.5% accepting eBay Payments, formerly known as Billpoint.

  Personal Customers

        Our personal accounts primarily use PayPal to make payments to businesses for goods and services. We also enable "person-to-person" payments, examples of which include roommates sharing living expenses, parents sending money to children, friends sharing travel expenses and purchases from small-scale, infrequent online auction sellers.

	Account Data As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands, except percentages and per account data)
Business accounts	—	14	289	800	1,327	1,731	2,138
Personal accounts	824	2,176	3,429	4,718	5,873	7,067	8,451
Total accounts	824	2,190	3,718	5,518	7,200	8,798	10,589
Business accounts as a percentage of total accounts	—	0.6%	7.8%	14.5%	18.4%	19.7%	20.2%
Total number of payments (during the period)	1,026	5,456	9,438	12,325	13,524	15,058	17,969
Average number of payments per quarter per account (at period end)	1.2	2.5	2.5	2.2	1.9	1.7	1.7

  International Customers

        As of September 30, 2001, we had 723,000 international accounts, equal to 6.8% of our total account base. By comparison, as of March 31, 2001, we had 313,000 international accounts, equal to 4.3% of our total account base. For the three months ended September 30, 2001, 13.1% of all PayPal payments involved at least one international account, up from 9.8% for the prior quarter. We are developing a multi-currency platform to enable international users to transact in local currencies, initially euros, British pounds and Canadian dollars.

        Residents of 37 countries have access to the PayPal network. As of September 30, 2001, our largest markets outside the U.S. included 244,000 accounts in Canada, 161,000 accounts in the United Kingdom, 57,000 accounts in Australia, 43,000 accounts in Germany and 20,000 accounts in Japan.

	International Accounts As of
	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	June 30, 2001	Sept. 30, 2001
	(in thousands, except percentages)
International accounts	—	—	—	140	313	495	723
International accounts as a percentage of total accounts	—	—	—	2.5%	4.3%	5.6%	6.8%

Higher Risk Accounts

        We classify merchants in industries that historically have experienced significant charge-back rates, primarily online gaming-related service providers and online gaming merchants, as "higher risk." As of September 30, 2001, we had 341 accounts designated as "higher risk." For the nine months ended September 30, 2001, 2.7% of the dollar volume of payments received through PayPal, and 1.1% of the total number of payments received through PayPal, were received by higher risk accounts. In order to control the risks presented by these merchants, we research the owners of these accounts, their financial condition and their license to operate in their home jurisdiction, and we close the accounts of merchants that do not satisfactorily complete our review. We also charge higher fees to these merchants of 3.9% of GMS plus $0.30 per transaction, and we hold a percentage of their incoming payments, ranging from 10% to 15%, as a reserve against future charge-backs. To date, customers have not charged-back payments to these merchants at a materially higher rate than customers making other types of payments, and the reserves that we hold have been sufficient to cover all charge-backs of payments to higher risk accounts. The legal status of many of these higher risk accounts is uncertain, and these businesses could be prohibited or restricted from operating in the future. If these merchants are operating illegally, we could be subject to civil or criminal prosecution for money laundering or for aiding and abetting violations of law. We would also lose the revenues associated with these accounts.

        In the third quarter of 2001, we developed a subscription payments feature that could prove attractive to online vendors of adult content. We do not actively target or separately track this market, but we do not prohibit these vendors from using PayPal. In the third quarter of 2001, 0.08% of the dollar volume of payments sent through PayPal were sent using our subscription feature.

Sales and Marketing

        From our launch, we have grown primarily through organic, user-driven means. Each time an existing PayPal customer sends or receives funds to or from someone who has not yet registered with PayPal, the other party must open a PayPal account in order to receive or send the payment. Thus, when a PayPal user makes an email payment to someone who does not yet have a PayPal account, the recipient follows a link in the payment notification email to register with PayPal and gain access to the funds. Similarly, when a consumer who has not yet registered with PayPal visits the website of a merchant that has integrated our Web Accept feature, the consumer opens a PayPal account from the merchant's site in order to make the purchase. We have achieved our growth through this combination of "push"- and "pull"-driven new customer acquisition. Starting with payments made from our 24 employees to their friends in October 1999, our user base grew to 10,000 in December 1999, to 100,000 by early February 2000, to 1,000,000 by mid-April 2000 and to 10,000,000 by September 2001.

        We accelerated our natural growth with promotional bonuses, our only significant marketing expenditures. Thus, in late 1999 and early 2000, we offered qualified new users a $5 to $10 sign up bonus, automatically credited to their respective PayPal accounts. Additionally, for each qualified new member one of our users introduced to the network, we credited the original user's PayPal account with a $5 to $10 referral bonus. During the three months ended September 30, 2000, we spent $5.0 million on these promotional bonuses and acquired 1.5 million accounts, for an average cost of $3.29 per account. We have continued to refine the criteria qualifying users for promotional bonuses. During the nine months ended September 30, 2001, we spent $0.6 million on promotional bonuses and acquired 5.1 million accounts, for an average cost of $0.13 per account. Our organic, user-driven growth has proven more cost-effective than traditional sales and marketing channels, such as television, radio and print advertising as well as Internet-based promotional methods such as banner ads and directed email campaigns.

Risk Management

        PayPal's account-centric network enables us to detect and prevent fraud when funds enter the PayPal network, as funds move within the network and when they leave. According to The Gartner Report, dated July 28, 2000, the 90.0% of online retailers responding to the Gartner survey reported average Internet charge-back rates of 2.64%. In contrast, PayPal's transaction loss rate as a percentage of payment volume in the nine months ended September 30, 2001 equaled 0.42% compared to 1.08% for the nine months ended September 30, 2000. Striking the optimal balance between the dual objectives of controlling fraud and providing a user-friendly system will remain a key challenge for PayPal.

        Our risk management techniques include the following:

  •
  Card Evaluation. PayPal deploys rigorous anti-fraud screens for every credit card transaction we process. We use internally developed behavioral scores and third party software, in addition to running Address Verification System, or AVS, and more advanced credit card checks.
  •
  Proprietary Fraud Detection Software. PayPal's proprietary IGOR system monitors account and transaction patterns in order to control our loss exposure once fraudulent funds enter the PayPal system.
  •
  Experience. Finally, our experience and cumulative knowledge in dealing with attempted fraud perpetrators represents an additional anti-fraud advantage.

        We are not aware of any banks having prohibited or restricted their customers from conducting transactions with PayPal, although we are aware of two incidents in which customers of a bank temporarily were unable to conduct transactions with PayPal. These incidents, one of which involved miscoding of transactions, and the other involving suspected fraud, were resolved quickly.

Technology

        Our technology assures user access to the PayPal website, both to acquire new customers and to allow existing ones to conduct financial transactions. We focus much of our development efforts on creating specialized software that enhances our Internet-based customer functionality. One of our key challenges remains building and maintaining a scalable and reliable system, capable of handling traffic and transactions for a growing customer base. The major components of our network reside at our corporate headquarters in Palo Alto, California, at an Equinix data center in San Jose, California, and at our operations and customer support facility in Omaha, Nebraska. We have a second data center with Exodus in Santa Clara, California.

        Because of the financial nature of the PayPal product, we seek to offer a high level of data security in order to build customer confidence and to protect our customers' private information. We have designed our security infrastructure to protect data from unauthorized access, both physically and over the Internet. Our most sensitive data and hardware reside at our Exodus data center. This data center has redundant connections to the Internet, as well as fault-tolerant power and fire suppression systems. Because of our special security needs, we house our equipment in physically secure data vaults and we tightly control physical access to our systems.

        Multiple layers of network security and network intrusion detection devices further enhance the security of our systems. We segment various components of the system logically and physically from each other on our networks. Components of the system communicate with each other via Secure Sockets Layer, or SSL, an industry standard communications security protocol, and require mutual authentication. Access to a system component requires at least two authorized staff members simultaneously to enter secret passphrases. This procedure protects us from the unauthorized use of our infrastructure components. Finally, we store all data we deem private or sensitive only in encrypted form in our database. We decrypt data only on an as-needed basis, using a specially designated component of our system which requires authentication before fulfilling a decryption request.

Customer Service and Operations

        Our primary customer service team in Omaha, Nebraska provides email and telephone customer support. As of December 31, 2001, this team consisted of 318 employees. Our outsourced New Delhi, India customer service team provided through Daksh eServices Private Limited, responds to the bulk of our initial email customer inquiries. As of December 31, 2001, this team consisted of 100 dedicated representatives, for a total of over 418 persons dedicated to customer support.

        We strive to maintain industry-leading standards for customer service. On average, we respond to phone calls from business and premier customers in nine seconds, with only a 2.1% call abandonment rate for the nine months ended September 30, 2001. We estimate that we resolve 85.0% of all email inquiries within 24 hours and 99.0% within four days. Customer service for personal account holders is handled by e-mail, and telephone customer service is made available only to business account holders. Our customer service needs have not grown as quickly as our user base, and we expect this trend to continue. For example, we have improved efficiency from 16,000 PayPal accounts per customer service representative as of September 30, 2000 to 26,000 accounts per customer service representative as of September 30, 2001.

        Our 110-member operations team, also in Omaha, has built expertise in payments industry rules and best practices in Visa and MasterCard, Regulation E, National Automated Clearing House Association and Maestro processing. During the nine months ended September 30, 2001, PayPal's operations team supported an average daily volume of 83,000 ACH transactions and an average daily volume of 100,000 Visa/MasterCard transactions.

Vendor Relationships

  Electronic Payment Exchange

        We process all of our customers' credit card transactions through Electronic Payment Exchange, Inc., or EPX. EPX provides the systems and services that allow us to direct transaction information to the merchant bank that provides transaction processing services to us and sponsors our acceptance of Visa cards. For Visa transactions, First Union National Bank acts as our merchant bank, and for MasterCard, Discover and American Express transactions, TheBancorp.com Bank acts as our merchant bank. Our agreements with EPX, First Union National Bank, Certegy Card Services, Inc., which provides processing services for First Union, and TheBancorp.com Bank make us responsible for all charge-backs unless we obtain a physical signature from the cardholder, and require us to comply with the rules and guidelines of the card associations.

        In turn, EPX and the applicable bank have agreed to process properly-presented card transactions and to transfer the funds from such transactions to us on a daily basis. EPX is also required to meet specified service levels regarding the availability, response times and security of their processing services, their settlement of funds due us, and their charge-back processing. The contract limits the liability of EPX and the applicable bank for any breaches of the agreement to the amount of fees we have paid during the six-month period immediately prior to the event giving rise to our damages.

        We pay EPX and the applicable bank a fee for each credit card authorization, as well as a fee for each completed credit card transaction. The banks also pass through to us standard industry fees that they are charged by the card associations for issuer interchange on completed transactions, which consist of a percentage of the transaction amount. We also are subject to additional fees if we submit less than 50.0% of our customers' credit card transactions through EPX during the first year of the contract. If the dollar amount of credit card transactions that our customers charge back exceed 1.0% of our credit card transaction volume, EPX and the applicable bank can require us to establish a reserve account at the bank equal to the total amount of charge-backs over the last 30 to 120 days, depending on the extent to which our charge-back ratio exceeds 1.0%. At our current charge-back rates, we do not need to provide any funds to this reserve account.

        Until December 1, 2001, our processor for substantially all credit card transactions was Chase Merchant Services. Chase Merchant Services remains responsible to Visa and MasterCard for any charge-backs on our customers' credit card transactions that occurred prior to December 1, 2001. To protect itself against the risk of such charge-backs, Chase Merchant Services has retained approximately $12.0 million in settlement funds due to us, and has notified us of its intention to hold these funds as long as necessary to cover its liability for charge-backs. We also have pledged previously a $3.0 million certificate of deposit to Chase Merchant Services to protect it against the risk of loss from transactions that are subsequently charged back. We believe these amounts of security are excessive compared to Chase Merchant Services' risk of loss from transactions occurring prior to December 1, 2001, and therefore are not permitted under the surviving provisions of our former contract with Chase Merchant Services. We are negotiating with Chase Merchant Services for a reduction in the amount of the reserve.

  Wells Fargo

        Since August 2000, we have processed all of our ACH and check transactions through Wells Fargo. Wells Fargo also provides other services for us, including wire transfers, check printing, mailing and reconciling as well as fraud protection. Under the terms of the contract governing this relationship, neither party has given the other exclusivity in terms of services, and either party can terminate upon ten days' notice. In general, we pay a transaction fee for each ACH and check transaction processed by Wells Fargo. Pricing is schedule-based, depending on a number of factors, including domestic or international location, the total volume of payments and other factors. We are required to keep a minimum of $10.0 million on account with Wells Fargo in order to obtain Wells Fargo's ACH processing services. Until December 2001, this requirement was met by holding sufficient customer funds as agent in a pooled account at Wells Fargo. The requirement is now met by pledging securities owned by PayPal and held in a brokerage account at Wells Fargo. These securities, as of December 15, 2001, have a fair market value of $10.7 million and will be accounted for as restricted investments. Although we maintain a good working relationship with Wells Fargo, we continue to examine all of our options for ACH processing, especially in terms of specialty processing such as international payments.

  Bank of America

        As we expand the ability of customers in countries outside the U.S. to withdraw funds from the PayPal system to their local bank accounts, and to fund their PayPal transactions from their local bank accounts, we anticipate using Bank of America to process these bank account transfers. We expect to pay a transaction fee based on the country involved, the total volume of payments and other factors.

  First Data

        In October 2000, we launched the PayPal ATM/debit card to qualifying PayPal members through an arrangement with MasterCard International and with First Data Resources, Inc., which provides our debit card processing services. The PayPal ATM/debit card allows qualified PayPal account holders to access their account balances from any ATM connected to the Cirrus or Maestro networks and at any merchant that accepts MasterCard. We recently launched a "virtual" debit card which allows any customer with a PayPal account balance to use that balance at online merchants that accept MasterCard. Under the terms of the contract governing this relationship, First Data agreed to certain minimum uptime and other detailed service level requirements. We, in turn, agreed to use First Data exclusively for processing of debit card transactions. We also agreed to remain eligible for sponsorship by a "sponsor bank," which is, in our case, BankOne Indiana, N.A. We pay First Data fees on a per-transaction, rather than percentage, basis. In all years after the first year of the contract, we are required to pay First Data a minimum fee, even if the volume of transactions processed by First Data would yield a lower amount. Additionally, we agreed to obtain a letter of credit for the benefit of First Data as collateral to cover its settlement risk with the sponsoring bank. We have pledged a certificate of deposit as security for the letter of credit. If our debit card transaction volume increases, First Data may require us to increase the letter of credit to the average amount of PayPal debit card transactions in recent 4-day periods. If First Data were to exercise this right up to the maximum amount based on debit card volumes as of December 1, 2001, we would be required to increase the size of the letter of credit, which is currently $2.0 million, by approximately $5.3 million. We would also need to increase the size of the certificate of deposit, which is classified as restricted cash, by the same amount. If the volume decreases, or First Data's settlement risk otherwise decreases, we have the right to request, but not to require, a corresponding reduction in the letter of credit. This agreement, which has a five-year term, expires on November 1, 2005.

  Visa and MasterCard

        We do not have any direct contractual relationship with Visa or MasterCard other than an agreement relating to our participation in MasterCard's Remote Payment and Presentment Service for online bill payment. As a merchant that accepts Visa and MasterCard credit cards, however, we are subject to, and must comply with, the operating rules of the Visa and MasterCard credit card associations. Under these operating rules, in cases of fraud or disputes between senders and recipients in transactions involving Visa or MasterCard cards, we face charge-backs when cardholders dispute items for which they have been billed. Because we are not a bank, we are not eligible to belong to the credit card associations. As a result, we must rely on banks that are members of these associations or their independent service organizations to process our transactions, to challenge charge-backs on our behalf where appropriate, to inform us of changes to Visa and MasterCard operating rules, and to communicate with the Visa and MasterCard associations on our behalf.

        In late 2000, MasterCard indicated it would terminate PayPal's ability to accept MasterCard cards for payment if we did not change some of our practices and procedures immediately. We and our credit card processor had a series of meetings with MasterCard to discuss how to bring our practices and procedures into compliance. As a result of those meetings, we made changes to our system that we believe resolved MasterCard's concerns, but MasterCard has not communicated to us that its concerns have been fully resolved. In 2001, Visa informed our credit card processor that some of our practices violated its operating rules, and we made certain changes to our practices in response. In a letter dated January 25, 2002, Visa informed our credit card processor that three issues remain unresolved and, as a result, we were being fined $30,000. Specifically, Visa objected to our charging and immediately rebating international membership fees, and to our charging fees to international customers for payments that are funded using credit cards, but not for payments that are funded from balances in the PayPal system. Visa also objected to our practice of obtaining a card holder's single up-front authorization, rather than authorization on a transaction by transaction basis, to charge that card holder's Visa account if the card holder requests an ACH transfer and that transfer fails. We are continuing our efforts to resolve Visa's concerns. Although Visa has not threatened to suspend, terminate or otherwise limit or restrict our ability to accept Visa cards, we have proposed to change our current practices to resolve these three outstanding issues. These changes include not rebating international membership fees, charging fees to recipients of cross-border payments rather than to international senders, and seeking authorization on a transaction by transaction basis to charge a card holder's Visa account if a related ACH transfer fails. As is the case with any merchant that Visa believes is violating its operating rules, however, Visa could terminate our ability to accept Visa cards for payment or levy additional fines against us if we do not resolve Visa's concerns.

  Providian

        In February 2001, we entered into a strategic relationship with Providian Bancorp Services. Under the terms of the agreement, Providian agrees to offer PayPal-branded Visa credit cards to our account holders and to cooperate with PayPal in developing the marketing for this program. When a PayPal member funds his account using the PayPal Visa card, Providian reimburses us for some of the credit card processing fees we incur, making the funding less costly for us. Additionally, whenever a PayPal Visa card is used at a merchant other than PayPal, we receive a share of Providian's transaction fee revenue. We agreed to make the Providian-issued credit card the exclusive U.S. credit card promoted in the registration process on the PayPal website, and not to sponsor or participate in any competing co-branded credit card product. Under the terms of the contract governing this relationship, Providian is responsible for legal compliance and loan underwriting decisions, and bears all the costs of issuing cards and underwriting the portfolio. The contract has a five-year term, but may be terminated early by either party if the percentage of credit card volume on the PayPal system from the PayPal-branded credit card is below certain thresholds, measured annually. Either party may also terminate the contract if the other party is acquired or is subject to a change of control. PayPal may terminate the contract, subject to payment of an early termination fee, if PayPal is acquired. We are currently in discussions with Providian regarding a proposed amendment to the terms of our commercial relationship.

Competition

        The market for our product is emerging, intensely competitive and characterized by rapid technological change. We compete with a number of companies, both directly in the email-based online payments market, and indirectly with traditional payment methods such as credit cards, checks, money orders and ACH transactions. In order to retain existing customers and attract new customers, we must offer an attractive combination of the following factors:

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  Convenience.  Senders and recipients both prefer an easy-to-use payment system. We emphasized convenience in designing the process by which our customers open PayPal accounts and have streamlined the process of sending and receiving payments. In addition, our patent-pending account verification method allows us to authenticate users with a high degree of reliability, without the delay and inconvenience to customers of mailing or faxing documents. Some of our direct and indirect competitors, however, may have an advantage in encouraging buyers to use their product by allowing new customers to make payments without opening an account.

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  Size of the Network.  Our network continues to grow relative to most of our direct competitors, and our size encourages usage by new customers. We believe that we have a significantly larger network of both senders and recipients than any of our direct online payment competitors. Some of our indirect competitors, including credit card products offered under the Visa and MasterCard brands, enjoy significantly wider adoption than we do.

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  Price.  Subject to the other factors listed, users generally will use the lowest cost payment system. Our product is free for users to send payments, and we have set the fees we charge to business accounts to receive payments at rates that we believe are lower than most new or small businesses could obtain if they sought to accept credit cards directly. Some of our direct competitors in the online payment market charge lower fees than we do, including Citibank's c2it, which currently makes its product available for free to senders and recipients within the U.S.

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  Security and Privacy.  We have addressed and continue to address security and privacy concerns in designing the PayPal system, which we believe builds user confidence and drives growth. In particular, for a buyer deciding whether to pay an unfamiliar seller through PayPal or directly by credit card, PayPal offers the advantage of keeping the buyer's credit card information secret from the merchant. Our direct competitors, however, provide the same feature.

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  Brand Recognition.  While we enjoy strong brand recognition in our market, many current and potential competitors have established long-standing relationships with their users. Many of our competitors, including credit card products under the Visa and MasterCard brands, enjoy significantly greater brand recognition than do we. Also, our direct competitor Billpoint recently changed the marketing name for its products to eBay Payments.

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  Customer Service.  We have strengthened our customer support network by establishing a large customer call center. We believe that our commitment to customer service helps us attract and retain customers. Although we have devoted substantial resources to customer service, some of our competitors, including c2it, enjoy the backing of large financial institutions with the ability to devote significantly more resources to customer service than could we.

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  Timing of Payments.  When buyers and sellers are in different locations, the PayPal product offers buyers a fast method of completing payment, and offers sellers the ability to know that the buyer has sent the payment more quickly than waiting for cash, a check or a money order to arrive in the mail. This knowledge often allows sellers, in particular those who do not accept credit cards, to deliver their goods or services more quickly, which in turn encourages customer use of PayPal. Most PayPal payments are credited instantly to the recipient's PayPal account, and the recipient may then use those funds to pay others or may choose to withdraw them. PayPal's direct competitors offer equivalent advantages in processing speed compared to cash, checks or money orders by mail, and also allow customers to transfer funds to their bank accounts as fast or, in some cases, faster than do we. However, our Shop Anywhere feature and the large number of individuals and businesses that accept PayPal allow recipients to use funds immediately upon receipt to make online purchases, and provide us a competitive advantage over our direct competitors in this respect. Our debit card also allows select merchants to use the funds they receive through PayPal at ATMs and at merchants that accept MasterCard, without waiting for funds to be transferred to their bank account.

        We anticipate continued challenges from current competitors, who may enjoy greater resources, as well as by new entrants into the industry. Our direct competitors include:

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  eBay Payments,  which is owned jointly by eBay and Wells Fargo, and which enjoys the strong eBay brand name and can gain market share rapidly by directly accessing their existing auction customer base. Their ability to integrate with eBay auctions could allow them to offer new and convenient features; and

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  Citibank's c2it,  which has received significant marketing support in the form of distribution agreements with AOL and Microsoft.

        MasterCard recently announced a new online payment service in conjunction with CertaPay, and Visa has also expressed interest in developing an online email-based payment product for use by its members. Yahoo!, the U.S. Postal Service and Western Union also offer payment services similar to ours, although to date they have not achieved wide acceptance. Potential direct competitors, should they decide to enter the market, may include CheckFree and American Express. We compete indirectly with credit card products offered under the Visa and MasterCard brands, which enjoy significant brand recognition and marketing resources, and with merchant processors, such as First Data and VeriSign, which assist online merchants in accepting credit cards. We also compete indirectly with online wallets such as Microsoft's Passport.

        Many of our competitors have longer operating histories, significantly greater financial, technical, marketing, customer service and other resources, greater name recognition or a larger base of customers in affiliated businesses than we have. For example, Citigroup's c2it has existing arrangements with AOL Time Warner and Microsoft. c2it could use these arrangements to market directly its competing payment product to the customers of AOL Time Warner and Microsoft, which could result in c2it gaining substantial market share in a short period of time.

Intellectual Property

        We protect our intellectual property rights through a combination of trademark, copyright and trade secrets laws and through the domain name dispute resolution system. In order to limit access to and disclosure of our proprietary information, all of our employees have signed confidentiality and invention assignment arrangements, and we enter into nondisclosure agreements with third parties. We cannot provide assurance that the steps we have taken to protect our intellectual property rights, however, will deter adequately infringement or misappropriation of those rights. Particularly given the international nature of the Internet, the rate of growth of the Internet and the ease of registering new domain names, we may not be able to detect unauthorized use of our intellectual property or take enforcement action.

        In particular, we have applied to register the "PayPal" service mark in the U.S. and Canada and we have obtained registration of the PayPal mark in the European Community, Japan and China. We also have applied to register the service marks "X.com," "You've Got Money" and "You've Got Cash" in the U.S. America Online, Inc. has filed an opposition to the latter two applications. We have registered the domain name "www.paypal.com" for ten years and various related domain names for periods ranging from two to ten years and have filed to protect our rights to the PayPal name in the new ".biz" and ".info" top level domains that became operational in Fall 2001.

        We have applied in the U.S. and certain other countries for five patents. These patent applications cover our core system of transferring value from point to point between two users of a communications network that are not linked directly, our technology to detect suspicious patterns of transactions, our process of verifying a customer's control of the bank account he has registered with PayPal, our process of enabling merchants to integrate PayPal into their websites or online auctions, and our process for obtaining an alternate payment method from the customer if the customer's primary payment method fails. We cannot predict whether the U.S. Patent and Trademark Office, or PTO, will issue these patents in their requested form or whether these patents will be valid even if issued.

        Whether or not the PTO issues us patents, third parties may claim that we have infringed upon their patents or misappropriated or infringed on other proprietary rights. These claims and any resultant litigation could subject us to significant liability for damages. In addition, even if we prevail, the litigation could be time consuming and expensive to defend and could affect our business materially and adversely. Any claims or litigation from third parties may also result in limitations on our ability to use the service marks, trademarks, copyrights, trade secrets, patents, and other intellectual property subject to these claims or litigation, unless we enter into license agreements with the third parties. However, these agreements may be unavailable on commercially reasonable terms, or not available at all.

  Tumbleweed Communications Corp.

        On January 22, 2002, we received a letter from Tumbleweed Communications Corp. Tumbleweed is a software company headquartered in Redwood City, California, which specializes in Internet security. The letter from Tumbleweed states that Tumbleweed is the owner of two U.S. patents: U.S. Patent Number 5,790,790 (the '790 patent), entitled "Electronic Document Delivery System in Which Notification of Said Electronic Document is Sent to a Recipient Thereof," and U.S. Patent Number 6,192,407 (the '407 patent), entitled "Private, Trackable URLs For Directed Document Delivery." The letter also states that "[Tumbleweed's] understanding of [PayPal's] online payment product leads [Tumbleweed] to believe that [we] require a license under the '790 and '407 patents."

        The '790 patent and the '407 patent relate to techniques for the delivery of electronic documents to users over the Internet. Specifically, the '790 patent relates to an electronic document delivery system and methods of its use where a document is forwarded to a remote server. The server sends a generic notification of the document, with direct reference to the document, to an intended recipient, and the recipient can download the document from the server using local protocols. The '407 patent relates to a document delivery architecture that dynamically generates a private Uniform Resource Locator (URL) to retrieve documents.

        Tumbleweed has not told us, in its letter or otherwise, how it claims we might be violating its patents, or which elements of our processes it claims might be violating its patents. Nor has Tumbleweed provided any other detail to us regarding the nature of its claims beyond the single sentence in its letter quoted above. Tumbleweed has neither threatened nor commenced any legal action against us. If we were to conclude that some element of our processes were covered by Tumbleweed's patents, we might seek to negotiate and obtain a license from Tumbleweed. Tumbleweed has not indicated to us what sum of money it might ask of us in the event we were to seek to license its patents.

        If we were unwilling or unable to obtain a license from Tumbleweed, Tumbleweed could decide to sue us for patent infringement. Although we would contest such a suit vigorously, we cannot assure you that we would prevail if Tumbleweed were to sue us for infringement of either patent. If any portions of our service were found to be infringing either patent, then we would likely be unable to continue to offer those portions of our service found to be infringing. We could also then be required to pay damages for past infringing use, possibly Tumbleweed's attorneys' fees, and possibly treble damages. This could have a material adverse effect on our business prospects, financial condition, and results of operations.

  CertCo, Inc.

        On February 5, 2002, we learned that CertCo, Inc. filed a lawsuit on February 4, 2002 for patent infringement against us in the United States District Court for the District of Delaware (CertCo, Inc. v. PayPal, Inc., Case Number 02-CV-094). CertCo is based in New York and describes itself as a "provider of transactional security and risk management products and services."

        CertCo's lawsuit purports to be based on CertCo's U.S. Patent Number 6,029,150 (the '150 patent) that was issued February 22, 2000, entitled "Payment and Transactions in Electronic Commerce System." The '150 patent relates to a method of payment in an electronic payment system wherein a plurality of customers have accounts with an agent. A customer obtains an authenticated quote from a specific merchant, including a specification of goods and a payment amount for those goods. The customer sends the agent a single communication including a request for payment of the payment amount to the specific merchant and a unique identification of the customer. The agent issues to the customer an authenticated and verifiable payment advice based only on the single communication and secret shared between the customer and the agent and status information which the agent knows about either or both of the merchant and the customer. The customer forwards a portion of the payment advice to the specific merchant. The specific merchant provides the goods to the customer in response to receiving the portion of the payment advice.

        The complaint filed by CertCo alleges that we are "directly infringing, contributing to the infringement of, or inducing others to infringe" the '150 patent, "by making, using, offering to sell, selling or inducing others to use [our] electronic payment and transaction system … in the United States…." The complaint additionally alleges that our alleged infringement "has been and continues to be deliberate and willful, … entitling CertCo to enhanced damages and reasonable attorneys' fees." The complaint further alleges that CertCo will suffer "irreparable injury" unless our "infringing conduct is preliminarily and permanently enjoined." The complaint includes a demand for a jury trial.

        The complaint requests the following relief from the Court: (a) a permanent injunction against our alleged infringement; (b) an award of damages for alleged past infringement, including pre- and post-judgment interest; (c) a judgment that we willfully infringed the patent, warranting a trebling of any awarded damages; (d) a judgment that this is an exceptional case, warranting an award to CertCo of its reasonable attorneys' fees; and (e) an award of CertCo's costs.

        On February 11, 2002, we filed a response to CertCo's lawsuit, denying CertCo's claim that we are infringing CertCo's patent, asserting that CertCo's patent is invalid, and asserting counterclaims for a declaratory judgment of both non-infringement and invalidity. Our response also requested that the court find that the lawsuit brought by CertCo be declared an exceptional case, entitling us to our attorneys' fees, for at least the reason that CertCo's patent issued two years ago, we have been offering our service for more than two years, and on information and belief that the lawsuit was filed to disrupt our initial public offering. We intend to vigorously pursue our defenses and counterclaims to the lawsuit.

        Prior to CertCo's filing of this lawsuit, on February 2, 2002, our General Counsel received a letter from counsel for CertCo. The letter states that CertCo is the owner of the '150 patent. The letter further states that CertCo's counsel has analyzed PayPal's service and determined that it infringes one or more claims (including claims 18, 27, 30 and 32) of the '150 patent. Beyond that assertion, the only additional discussion in the letter of any specific claims is with respect to claim 30, as follows:

    For instance, claim 30 of the '150 patent recites an electronic payment system such as the one offered by PayPal. In that claim, PayPal would correspond to the agent mechanism. PayPal's customers access their respective account information and authorize payments using a secret password which they share with PayPal ("each customer mechanism sharing a respective secret with the agent mechanism"). PayPal users request payment by making a request to the agent (PayPal). The payment request identifies the customer (PayPal uses the customer's e-mail as a customer identifier) and requests payment of a specific amount from the customer to another entity (which may or may not be a PayPal customer). PayPal (the agent) cannot determine whether the payment request was made based on any customer/payee interaction (so the PayPal payment request is "indistinguishable from a communication which was generated solely by the customer without any customer/merchant interaction"). PayPal then issues a payment message based on the payment request from the PayPal user, the user's password and other information (such as the user's account balance) which the agent knows.

        The letter also alleges that we are inducing infringement by providing our service on auction sites such as eBay. CertCo's counsel demands in the letter that we cease and desist from alleged further infringement and account to CertCo for damages resulting from our offering of allegedly infringing services.

        A patent's claims define the scope of the invention covered by the patent. In order to assert its patent against us, CertCo must prove that our service infringes at least one claim of its patent. In order to prove direct infringement of any single claim, CertCo must prove that all of the elements of the claim, or their equivalent, are performed by our service. If any element of a claim is not performed, literally or equivalently, by our service, our service cannot infringe the claim.

        CertCo has not provided us with any information beyond the summary allegations described and excerpted above, regarding how it claims we might be infringing the '150 patent, or in what manner it claims our processes might be infringing that patent. However, we have noted that each of the claims of CertCo's '150 patent has as an element that a system send a "verifiable" "payment advice message." We believe our service does not send a "verifiable" "payment advice message," or an equivalent thereof.

        Although we intend to contest CertCo's claims vigorously, we cannot assure you that we will prevail against CertCo in its lawsuit alleging infringement of its '150 patent. Even if we prevail, the litigation could be time consuming and expensive to defend and could affect our business materially and adversely. If all or any portion of our service were found to be infringing the patent, and if we were unwilling or unable to obtain a license on terms acceptable to CertCo, then we would likely be unable to continue to offer our service, or those portions of our service found to be infringing. We could also then be required to pay damages for past infringing use, possibly CertCo's attorneys' fees, and possibly treble damages. This could have a material adverse effect on our business prospects, financial condition, and results of operations.

        Additionally, CertCo could ask the court to issue a preliminary injunction against some or all of our services at any time before trial. If the court issued a preliminary injunction, we would be unable to continue to offer our service, or those portions of our service enjoined by the court. This also could have a material adverse effect on our business prospects, financial condition and results of operations.

        Based on statements recently made to us by a representative of CertCo, we expect CertCo to file a motion seeking a preliminary injunction against us as early as February 14, 2002.

        In order to obtain a preliminary injunction in a patent case, a party must succeed in showing: (1) a reasonable likelihood of success on the merits; (2) irreparable harm if an injunction is not granted; (3) a balance of hardships tipping in its favor; and (4) the injunction's favorable impact on the public interest. A court must weigh and measure each factor against the other factors and against the form and magnitude of the relief requested. But the party cannot be granted a preliminary injunction unless it establishes both of the first two factors, likelihood of success on the merits and irreparable harm.

        Were CertCo to file a request for a preliminary injunction, we would oppose the request in responsive filings with the court on the grounds that none of the four factors are met. Among the arguments that we would present to the court in our opposition to the request would be that, as stated in our response to CertCo's lawsuit filed February 11, 2002 and described above, CertCo's patent issued two years ago and we have been offering our service for more than two years. We would also argue that CertCo cannot show a reasonable likelihood of success, and therefore a preliminary injunction should not issue.

Regulation

  Money Transmitter Laws

        More than 40 states in the U.S. regulate bill payers, money transmitters, check sellers, issuers of payment instruments or similar non-bank payment businesses, which we refer to collectively as "money services businesses." The states enacted most of these statutes before the Internet emerged as a commercial forum, and the application of these statutes to online payment service providers has not been interpreted by courts or regulatory authorities. Based on the specific provisions of many of these state statutes, we believe that money services regulations cover our business only in our home state of California. In other states, we believe the nature of our services or our fee structure exclude us from the statutes' licensing requirements and money services regulation.

        Our analysis is subject to significant uncertainty, however, and we cannot assure you that state regulators and courts will agree with our interpretations. We initially contacted regulatory authorities in the 31 states, including the District of Columbia, that we believed were subject to the greatest uncertainty, to describe our service and state the basis for our belief that their current statutes do not apply to our product. Eight states did not reply to our inquiries.

        Based on our most recent review of state law amendments and enactments in 2001, we have made inquiries in an additional four states: Minnesota, Colorado, Texas and Vermont. Based on the replies received, without retracting our analysis, we have applied or are preparing applications for money services business licenses in a total of 17 states and the District of Columbia, including 15 jurisdictions where the regulatory authorities have indicated they believe our services require a money services business license, and three states where our review of recent state law enactments indicates that we may be required to apply for a license. The 15 jurisdictions that have indicated they believe we require a money services business license are Arizona, California (as to transmission of money abroad), Colorado, the District of Columbia, Idaho, Louisiana, Maine, Massachusetts (as to transmission of money abroad), Maryland, Nebraska, Oregon, Texas, Virginia, Vermont and West Virginia. The three states where our own review indicates that we may be required to apply for a license are Connecticut, Minnesota and North Carolina.

        Of these 18 jurisdictions, we have obtained a money services business license in only three states, Oregon, West Virginia and Maryland. In the other 15 jurisdictions where we have applied or are preparing to apply, we could be deemed to be operating in violation of law. Except for Louisiana, none of these states have notified us that they intend to fine us or suspend our ability to do business with residents of their states. On February 7, 2002 the Louisiana Office of Financial Institutions sent a letter to our regulatory counsel directing us to cease performing money transmission services for Louisiana consumers and businesses at least until we have resolved the issue of whether we are engaged in the business of banking without a license. Under the Louisiana statute, "money transmission" is defined as engaging in the business of receiving money or monetary value for transmission, including electronic transmission, to a location within or outside of the United States. We are consulting with the Louisiana Office of Financial Institutions as to the application of this definition to payments for goods and services as opposed to traditional money transfers, and as to the application of this definition to Louisiana customers who only receive payments but do not transmit payments. In the nine months ended September 30, 2001, customers who are residents of Louisiana sent 0.9% of the total dollar volume of payments sent through the PayPal service.

        In the 15 jurisdictions where we have applied or are preparing to apply for a money services business license, we have filed applications in three states, and are preparing applications in 12 states. The three jurisdictions where we have filed applications are California, the District of Columbia and Virginia. Our application in California has not been deemed complete. We must re-apply in the District of Columbia because our prior application must be updated. Our application in Virginia was deemed incomplete and we are preparing to re-file it. In California, a money transmitter license is required only for engaging in the business of transmission of money abroad. After discussions with the California Department of Financial Institutions, while our application for a California license is pending, we have suspended processing money transfer payments to international accounts. In the nine months ended September 30, 2001, such payments constituted less than 0.5% of the total dollar volume of our payments. We will not be able to resume processing such payments until we have obtained a California license to transmit money abroad, which could take four months or more. The 12 states where we are preparing to file applications are Arizona, Colorado, Connecticut, Idaho, Louisiana, Maine, Massachusetts, Minnesota, Nebraska, North Carolina, Texas and Vermont.

        Even if all of these state license applications are ultimately granted, state regulatory authorities have the ability to impose fines and other penalties for the period of time we provided services without a license to residents of those states that require us to have a license. Under the recently enacted

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, or IML Act, we could be subject to federal civil and criminal penalties if we are deemed to be operating without an appropriate money transmitting license in a state where such operation is punishable as a misdemeanor or a felony under state law. We have not to date been fined or received notice of fines or other penalties under state or federal money transmitter laws.

        Because we have money transmitter licenses in Oregon, West Virginia and Maryland and expect to obtain other state money services business licenses, we must file periodic reports with state regulators, maintain minimum bonds or levels of capital, ensure that we hold customer funds only in liquid and highly rated investments and provide notice or receive advance approval of any change in control of PayPal. The minimum bonding or capitalization requirements vary from state to state but do not currently exceed $2.0 million in the aggregate. State money services business regulators examine us for compliance with these laws and as to the safety and soundness of our operations and financial condition.

  Bank Regulation

        Because we are not licensed as a bank, we are not permitted to engage in a banking business. We do not require customers to keep funds in our system in order to use our product. Although the definition of a "banking business" varies among state laws, and is not limited to entities that take deposits, we believe that our principal risk of being deemed to be engaged in unauthorized banking activities, as indicated in the concerns raised by the four states described below, arises from the possibility that we may be deemed to be keeping money on account for customers or otherwise accepting deposits. We have taken two principal steps intended to create the result that customers who carry balances available for future spending through PayPal are not "keeping money on account" with PayPal:

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  as of November 2000, U.S.-based customers who choose to carry balances have had the option of investing those balances through a sweep arrangement to purchase shares of the PayPal Money Market Reserve Fund, which is a registered money market mutual fund. These shares are held by the customer directly, and PayPal has no claim on the underlying funds, as it would in an account or deposit relationship.

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  as described above, as of August 2001, we changed our user agreement and the management of our customers' funds so that, for customers who choose to carry balances but do not enroll in the money market sweep, we act as agent for the customer in placing their money in bank accounts, and we do not have discretion to loan out those funds, or use the funds for our corporate purposes. We have established relationships with four banks under which PayPal places customer funds outside of the Money Market Reserve Fund into accounts at these banks.

        On February 14, 2002, we received a draft advisory opinion from the FDIC in response to our request in September 2001. This draft opinion, which we expect will issue in final form substantially unchanged, notes that some provisions of our User Agreement strongly support the existence of an agency relationship, while other provisions, in particular our retention of all interest earned on the customer funds, are possibly inconsistent with an agency relationship. We will take appropriate steps suggested by the advisory opinion to ensure that we are truly acting as agent on behalf of our customers, such as (1) placing the pooled funds in a non-interest bearing account; (2) changing our User Agreement to warn the customer that he or she will be responsible for paying taxes on any accrued interest; (3) changing our User Agreement to provide that the customer will earn interest on funds in the pooled accounts; or (4) ascertaining, through an opinion of counsel or otherwise, that PayPal is acting as agent on behalf of its customers notwithstanding our retention of interest earned. If we fail to implement one of these steps or otherwise do not truly act as agent, it could be argued that we are engaged in a banking business.

        Our September 2001 request to the FDIC sought an advisory opinion to the effect that we are not taking deposits for purposes of the Federal Deposit Insurance Act. We believed that, if we obtained a favorable opinion on the deposit issue under federal law, the opinion could be considered relevant by some state authorities in their review of whether we are engaged in the business of banking under their state law. The February 14, 2002 draft advisory opinion from the FDIC declines to address our request. Even if we had received an opinion from the FDIC that favorably addressed our request, state authorities could nonetheless conclude that we are taking deposits or otherwise engaged in the business of banking under their states' laws.

        In response to our contacts with state regulatory authorities beginning in the summer of 2000 regarding the applicability of money transmitter laws, and our application in California in July 2000 for a money transmitter license, regulatory authorities in New York and Louisiana stated their view that the ability of our customers to leave amounts on account with us for future transfer represented the conduct of a banking business, and authorities in California and Idaho questioned whether we were engaged in a banking business. We received written communications to this effect from these authorities commencing in the summer of 2000 and, in the case of Idaho, in January 2001. These states' concerns remain unresolved.

        In an August 15, 2000 letter to our counsel, the Louisiana Office of Financial Institutions stated that our "keeping the money on account so that the Recipient may use the balance to send a payment to another consumer would in our opinion constitute the business of banking." The Louisiana Office further stated that this "is not an acceptable activity." On February 7, 2002 the Louisiana Office sent a letter to our regulatory counsel directing us to cease performing money transmission services for Louisiana consumers and businesses at least until we resolve the unauthorized banking issue. In a conversation with the staff of the Louisiana Office of Financial Institutions on February 13, 2002, the staff told us that we may continue our services in Louisiana on an interim basis pending their consideration of unauthorized banking issues and money transmitter issues. If the final determination by the Louisiana Office on these issues is unfavorable, we could be required to cease allowing Louisiana customers to carry balances. We will comply with any such final determination promptly.

        In a July 18, 2000 letter to our counsel, the New York State Banking Department stated that "PayPal's option under which payment money is kept on account for future use constitutes illegal banking." The New York State Banking Department further stated that "this option should not be offered to New York residents."

        We understand that the actions we took in November 2000 and August 2001 have not persuaded the New York State Banking Department to change its position that the ability of our customers to keep money on account constitutes impermissible banking. In a January 10, 2001 letter, the New York State Banking Department reaffirmed that position, and again requested that we not offer that ability to New York customers. A further letter dated February 13, 2002 from the Department stated that its position remains unchanged from the prior two letters. That latest letter also noted that, although our most recent correspondence, which included our request to the FDIC for an advisory opinion, had not formally asked that the Department reconsider its position, the Department had reviewed our materials and its position had not changed. The letter also noted that the Department is not waiting for the FDIC to act. At the Department's request, we are scheduled to meet with representatives of the Department to discuss their position that we have acted in contravention of the three letters. We expect to request that it reconsider its current position.

        We have been in recent contact with the staffs of each of these regulatory authorities. Other than as described above, there have been no other actions taken or threatened by regulatory authorities against us for engaging in an unauthorized banking business. However, California and Louisiana have indicated that they are continuing to review our analysis. We cannot provide any assurance that the steps we have taken will be sufficient to address these states' concerns. Even if the steps we have taken to resolve these states' concerns are deemed sufficient by the state regulatory authorities, we could be subject to fines and penalties. Louisiana law provides for fines and penalties of up to $1,000 per day. New York law is less clear about the applicable penalties for unauthorized banking and we cannot be sure which penalty would apply. We understand that penalties under New York law range from $1,000 for each violation up to $25,000 per day, to the lesser of $250,000 or one percent of an organization's assets per day in the most severe cases. Regulatory authorities have broad discretion in interpreting and applying penalties. We would contest and appeal any attempt to impose regulatory fines on our business. We began offering our service to residents of New York and Louisiana in October 1999. No regulatory authority has informed us of its intention to impose a monetary penalty.

        If we were found to be subject to and in violation of any banking laws or regulations in any state, not only the four that have expressed concern, we could be subject to liability, which in some states may include high fines for each day of noncompliance, or forced to cease doing business with residents of those states or to change our business practices. In the nine months ended September 30, 2001, customers who are residents of New York, which is one of the two states that first notified us in 2000 of their view that we were conducting an unauthorized banking business, sent 6.4% of the total dollar volume of payments sent through the PayPal service, and received 6.8% of the total dollar volume of payments received through the PayPal service. In the same nine-month period, residents of the other state, Louisiana, sent 0.9% of the total dollar volume of payments sent through the PayPal service, and received 0.7% of the total dollar volume of payments received through the PayPal service. Even if we are not forced to cease doing business with residents of certain states or to change our business practices to comply with banking laws and regulations, we could be required to obtain licenses or regulatory approvals that could impose a substantial cost on us.

  International

        We offer our product to customers with a credit card in 36 countries outside the U.S. We offer our product from the U.S., in English, and in U.S. dollars. Our status as a bank, regulated financial institution or other regulated business in various foreign countries is unclear. We are working with foreign legal counsel to identify and comply with applicable laws and regulations. Some of the foreign countries where we offer our product regulate banks, financial institutions and other businesses and operate under legal systems that could apply those laws to our business even though we do not have a physical presence in those countries. For example, under the laws of France, we could be required to add special features to our product or contract with a French bank in order to serve customers located in France. Violations of these rules could result in civil and criminal penalties.

        Under the IML Act, we may be required to obtain additional information, maintain records and file reports regarding any business we conduct with residents of jurisdictions that are identified by the Secretary of the Treasury as being of primary money laundering concern. We currently allow residents of Israel, which has been identified by the Financial Action Task Force as being non-cooperative on money laundering matters, to use PayPal, although we do not allow Israeli customers to withdraw funds to non-U.S. bank accounts. The Secretary of the Treasury, however, is not required to rely on the Financial Action Task Force list in identifying countries of primary money laundering concern, and could identify additional countries whose residents currently can do business with us as being of primary money laundering concern. We have implemented procedures, and are strengthening those procedures, to use Internet Protocol addresses to identify customers who try to access PayPal from countries that are not on our approved list.

  Consumer Protection

        We are subject to state and federal consumer protection laws, including laws protecting the privacy of consumer non-public information, prohibiting unfair and deceptive practices, requiring specific disclosures and procedures with respect to formation of electronic contracts such as the PayPal User

Agreement, and regarding electronic fund transfers. In particular, under federal and state financial privacy laws and regulations, we must provide notice to consumers of our policies on sharing non-public information with third parties, must provide advance notice of any changes to our policies and, with limited exceptions, must give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties. Under the Electronic Fund Transfer Act and Regulation E of the Board of Governors of the Federal Reserve Board, we are required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, to provide 21 days advance notice of material changes, to establish specific error resolution procedures and timetables and to limit customer liability for transactions that are not authorized by the consumer. We believe we have appropriate procedures in place for compliance with these consumer protection laws, but many issues regarding delivery of notices and disclosures over the Internet have not yet been addressed by the federal and state agencies charged with interpreting the applicable laws.

        In doing business with residents of countries outside the U.S., we also may be subject to consumer protection laws of those countries, including data protection laws that are more restrictive than financial privacy laws in the U.S. We continue to work with foreign legal counsel to identify and comply with applicable laws and regulations.

  Money Laundering

        As a money services business we are subject to state and federal laws prohibiting the knowing transmission of the proceeds of criminal activities or funds intended for use in a criminal transaction. We are subject also to regulations of the Treasury Department's Financial Crimes Enforcement Network, or FinCEN, requiring reporting and record keeping of various transactions. All PayPal transactions are recorded and documented, and we believe we have appropriate processes in place for compliance with these regulations. However, FinCEN has not issued any specific guidance regarding the application of its regulations to Internet payment services. Even if we comply with these requirements, federal and state law enforcement agencies could seize customer funds in PayPal accounts that are traceable to suspected criminal activities. The IML Act has also increased the civil and criminal penalties for money laundering violations to an amount not less than two times the amount of the transactions in question, up to a maximum of $1.0 million per occurrence.

        The FinCEN regulations require money services businesses, such as our business, to register with the Treasury Department and to report suspicious transactions involving a payment or series of related payments of $2,000 or more. We have filed for registration with the Treasury Department and have commenced filing suspicious activity reports. During the three months ended September 30, 2001, 0.1% of our transactions and 6.5% of the volume of payments we processed represented transactions of $2,000 or more. We have developed and deployed, and continue to develop, proprietary systems and procedures to comply with these regulations. Under the IML Act, all financial institutions are required to implement anti money-laundering procedures by no later than April 24, 2002 that include, at a minimum:

  •
  the development of internal policies, procedures, and controls;

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  the designation of a compliance officer;

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  an ongoing employee training program; and

  •
  an independent audit function to test programs.

        We believe that compliance with this requirement will not require material modifications to our existing compliance plans.

        Under the IML Act, the Secretary of the Treasury is directed to enact regulations, by no later than October 26, 2002, setting forth minimum standards for financial institutions to determine the identity of their customers in connection with the opening of an account. The regulations shall, at a minimum, require financial institutions to implement reasonable procedures for:

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  verifying the identity of any person seeking to open an account to the extent reasonable and practicable;

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  maintaining records of the information used to verify a person's identity, including name, address, and other identifying information; and

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  consulting lists of known or suspected terrorists or terrorist organizations provided by U.S. government agencies to determine whether a person seeking to open an account appears on any such list.

        We have procedures in place to confirm the identity of persons who open a PayPal account, to maintain records of the information used, and to consult lists of known or suspected terrorists or terrorist organizations prior to opening an account. The regulations to be adopted by the Secretary of the Treasury may require us to revise these procedures or adopt additional procedures. We will not be able to evaluate the potential impact of the new law until these regulations are proposed.

  PayPal Money Market Reserve Fund

        The PayPal Money Market Reserve Fund is a series of PayPal Funds, a Delaware business trust registered with the Securities and Exchange Commission as an open-end investment company. The PayPal Funds are governed by a Board of Trustees. The investment adviser and transfer agent for the Fund is PayPal Asset Management, Inc., or PAMI, a wholly owned subsidiary of PayPal, Inc. For its services, PAMI is paid a fee by PayPal Funds, although we are currently waiving the fee. The Fund currently pursues its investment objectives by investing all of its assets in a Money Market Master Portfolio advised by Barclays Global Fund Advisors.

        Our website offers our customers the opportunity to invest in shares of the PayPal Money Market Reserve Fund. In most cases, only a registered broker-dealer is legally permitted to solicit for purchases of securities, such as the shares of this Fund, or otherwise to facilitate securities transactions. We have engaged an independent registered broker-dealer, Funds Distributor Inc., to offer shares of the PayPal Money Market Reserve Fund. Funds Distributor Inc. also provides various other services that otherwise could subject us to broker-dealer regulation if we performed them without the involvement of a registered broker-dealer. If we no longer were able to retain the services of a broker-dealer or if a regulatory authority decides to take action against us because our activities include those required to be performed by a registered broker-dealer, notwithstanding our use of an independent registered broker-dealer, we might not be able to offer our customers the PayPal Money Market Reserve Fund and we could be subject to criminal and civil penalties and adverse publicity. Regulatory authorities in Idaho believe that we are subject to registration in Idaho as a broker-dealer because we offer our customers the opportunity to invest in shares of the PayPal Money Market Reserve Fund through our website. As a result, we may not be able to offer this option to our customers residing in Idaho and may be subject to penalties.

        PAMI is registered with the SEC as a transfer agent and investment adviser. As a result, it is required to comply with detailed regulations intended to ensure, among other things, that the assets of the Money Market Reserve Fund are invested only in securities consistent with the investment criteria of the Fund. We believe that we have appropriate experienced personnel and processes in place for compliance with these requirements and also have subcontracted some administrative services to a company with expertise in mutual fund administration.

Employees

        As of December 31, 2001, we had 618 full-time employees: 198 at our Palo Alto, California corporate headquarters, 418 at our operations and customer service center in Omaha, Nebraska, and two at our business development office in London. None of our employees is represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

        We lease our corporate headquarters in Palo Alto, California, which consist of 22,000 square feet. We recently signed a lease for 50,000 square feet of office space in Mountain View, California, and anticipate moving our corporate headquarters to that location in the second quarter of 2002. We lease our customer service and operations facilities in Omaha, Nebraska, which consist of 37,000 square feet. We also lease a 1,400 square foot office in London, England. We believe our existing facilities will suffice for our anticipated future needs.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. See "Intellectual Property" for a description of a pending litigation that has been brought against us by CertCo, Inc.

MANAGEMENT

Executive Officers, Directors and Key Employees

        A list of our executive officers, directors and key employees, as of December 31, 2001, follows:

Name	Age	Position
Peter A. Thiel	34	Chief Executive Officer, President and Chairman of the Board of Directors
Max R. Levchin	26	Chief Technology Officer and Director
David O. Sacks	29	Executive Vice President, Product
Reid G. Hoffman	34	Executive Vice President, Business Development
Roelof F. Botha	28	Chief Financial Officer
Jack R. Selby	27	Senior Vice President, Corporate Development
James E. Templeton	27	Senior Vice President, Systems
Sarah B. Imbach	31	Senior Vice President, Customer Service, Operations and Fraud
Todd R. Pearson	37	Senior Vice President, Financial Services
Sandeep Lal	43	Senior Vice President, International
John D. Muller	40	General Counsel
John C. Dean(1)	54	Director
Timothy M. Hurd(1)	32	Director
John A. Malloy(1)	42	Director
Shailesh J. Mehta(2)	52	Director
Michael J. Moritz(2)	47	Director
Elon R. Musk(2)	30	Director

(1)
Member of the compensation committee.
(2)
Member of the audit committee.

Management

        Peter A. Thiel has served as our Chief Executive Officer and President since September 2000 and as Chairman of our board of directors since May 2000. Mr. Thiel has served on our board of directors since March 2000. Mr. Thiel co-founded Confinity, Inc. in December 1998 and served as the Chief Executive Officer and Chairman through March 2000. Since September 1996, Mr. Thiel has been the managing member of Thiel Capital Management, LLC. Previously, Mr. Thiel traded derivatives for CS Financial Products and practiced securities law with Sullivan & Cromwell. Mr. Thiel received a B.A. in Philosophy from Stanford University in 1989 and a J.D. from Stanford Law School in 1992.

        Max R. Levchin has served as our Chief Technology Officer and as a director since March 2000. Mr. Levchin co-founded Confinity Inc. in December 1998, and served as the Chief Technology Officer and a Director through March 2000. Mr. Levchin founded NetMeridian Software, a developer of early palm-top security applications, in January 1996, and served as CEO from January 1996 to December 1998. Previously, Mr. Levchin co-founded SponsorNet, a web advertising service, where he led the company's engineering efforts. Mr. Levchin received a B.S. in Computer Science from the University of Illinois, Urbana-Champaign in 1997.

        David O. Sacks has served as our Executive Vice President of Product since May 2000. Mr. Sacks joined PayPal in November 1999 and served in a variety of positions, most recently as Senior Vice President of Product. Mr. Sacks worked as a management consultant for McKinsey & Company where he focused on the telecommunications and financial services industries from January 1999 to November 1999. Mr. Sacks received a B.A. in Economics from Stanford University in 1994 and a J.D. from the University of Chicago Law School in 1998.

        Reid G. Hoffman has served as our Executive Vice President of Business Development since May 2000. Mr. Hoffman joined PayPal in January 2000 and served in a variety of positions, most recently as Senior Vice President of Business Development and International. Previously, Mr. Hoffman served as a director of Confinity, Inc. from December 1998 to January 2000. Mr. Hoffman co-founded Socialnet.com, an Internet community service company, in August 1997, and served in various capacities from August 1997 to January 2000. Mr. Hoffman worked in product development for Fujitsu from February 1996 to July 1997. Previously, Mr. Hoffman worked in human interface design at Apple Computer. Mr. Hoffman received a B.S. in Symbolic Systems from Stanford University in 1990 and an M.S. in Philosophy from Oxford University in 1993.

        Roelof F. Botha has served as our Chief Financial Officer since August 2001. Mr. Botha joined the company in March 2000 and served in a variety of positions, most recently as Vice President of Financial & Risk Management. Mr. Botha worked as a management consultant for McKinsey & Company from August 1996 to July 1998. Mr. Botha, a certified actuary, became a Fellow of the Faculty of Actuaries in 1996, and received a B.S. in Actuarial Science, Economics, and Statistics from the University of Cape Town in 1994 and an M.B.A. from Stanford Business School in 2000.

        Jack R. Selby has served as our Senior Vice President of Corporate Development since October 2000. Mr. Selby joined PayPal in August 1999 and served in a variety of positions, most recently as the Vice President of Corporate and International Development. Mr. Selby raised capital for a variety of alternative investments at Sasco Hill Securities from June 1998 to June 1999. Mr. Selby worked in a variety of roles at Gesellschaft für Trendanalysen, a financial consulting firm, from May 1996 to May 1998. Mr. Selby received a B.A. in Economics from Hamilton College in 1996.

        James E. Templeton has served as our Senior Vice President of Systems since January 2001. Mr. Templeton joined PayPal in June 1999 and served in a variety of positions, most recently as Vice President of Engineering. Mr. Templeton served as an independent consultant in the sale of a retail business, The Manor House, from June 1998 to February 1999. Mr. Templeton invested in high-technology stocks from October 1996 to May 1998 and consulted for Double Impact, an Internet consulting firm, from August 1997 to September 1997. Mr. Templeton received a B.S. in Physics from Bates College in 1996.

        Sarah B. Imbach has served as our Senior Vice President of Customer Service, Operations and Fraud since June 2001. Ms. Imbach joined PayPal in February 2000 and served in a variety of positions, most recently as Vice President of Fraud. Ms. Imbach worked in project management for the UCSF-Stanford Health Care merger from December 1997 to February 2000. Ms. Imbach consulted in communications and technology for Stanford University from 1995 to December 1997. Previously, Ms. Imbach worked as a contractor in strategic planning and operations for NASA. Ms. Imbach received a B.S. in Economics and Marketing from The Wharton School of the University of Pennsylvania in 1992. Ms. Imbach has announced her intention to leave the company in April 2002.

        Todd R. Pearson has served as our Senior Vice President of Financial Services since December 2000. Mr. Pearson joined the company in January 2000 and served in a variety of positions, most recently as Vice President of Cards and Risk Policy. Mr. Pearson worked as a strategy consultant at Andersen Consulting from October 1998 to January 2000 and as a management consultant at Edgar, Dunn & Company in the U.S. and UK, focusing on the payments industry, from 1987 to September 1997. Mr. Pearson received a B.A. in History from the University of California, Berkeley in 1987 and an M.B.A. from the London Business School in 1998.

        Sandeep Lal has served as our Senior Vice President of International since June 2001. Mr. Lal joined PayPal in March 2000 and served in a variety of positions, most recently as Senior Vice President of Customer Service and Operations. Previously, Mr. Lal worked in a number of roles at Citibank, N.A., which he joined in 1982. Most recently, Mr. Lal led trading and financial market operations for 12 countries in Asia from November 1996 to February 2000. Mr. Lal also led the derivatives operations for Citibank's New York office from 1995 to November 1996. Previously, Mr. Lal headed Citibank's retail banking operations and customer service group in Japan. Mr. Lal received a B.A. in Economics from Delhi University in 1978 and an M.B.A. from the University of Michigan in 1981.

        John D. Muller has served as our General Counsel since October 2000. Prior to joining PayPal, Mr. Muller was a partner at the law firm of Brobeck, Phleger & Harrison, specializing in finance and regulatory compliance, from March 1996 to October 2000. Previously, Mr. Muller practiced law at Shawmut National Corporation, a multi-state bank holding company, and at the law firm of Gibson, Dunn & Crutcher. Mr. Muller serves as the Co-Chair of the American Bar Association Joint Subcommittee on Electronic Financial Services and served as the chair of the California Bar Association Financial Institutions Committee from October 1999 to September 2000. Mr. Muller received a B.A. in English from the University of Virginia in 1983 and a J.D. from Harvard Law School in 1986.

Board of Directors

        John C. Dean has served as a director since December 2001. Mr. Dean currently serves as chairman of the boards of directors of Silicon Valley Bancshares and Silicon Valley Bank. Mr. Dean served as chief executive officer of Silicon Valley Bank from 1993 until April 2001. Prior to joining Silicon Valley Bank, Mr. Dean was chief executive officer of Pacific First Bank, First Interstate Bank of Washington, First Interstate Bank of Oklahoma, and First Interstate System Inc. Mr. Dean is an advisor to or director of several U.S. and foreign venture capital firms and technology companies. Mr. Dean received a B.A. in Economics from the College of The Holy Cross in 1969 and an M.B.A. from The Wharton School of the University of Pennsylvania in 1974.

        Timothy M. Hurd has served as a director since March 2000. Mr. Hurd has worked as a managing director at Madison Dearborn Partners since January 2000. Since joining Madison Dearborn in September 1996, Mr. Hurd has concentrated on investments in the financial services sector. Previously, Mr. Hurd worked as an investment banker at Goldman, Sachs & Co. Mr. Hurd received a B.A. from the University of Michigan in 1992 and an M.B.A. from Harvard Business School in 1996.

        John A. Malloy has served as a director since March 2000. Mr. Malloy served as a director of Confinity, Inc. from June 1999 to March 2000. Mr. Malloy has worked as a partner at Nokia Ventures Fund since its formation in December 1998 and in business development for Nokia Americas from June 1996 to December 1998. Previously, Mr. Malloy co-founded GO Communications, a PCS start-up company. Earlier, Mr. Malloy held a variety of legal and marketing positions with MCI. Mr. Malloy received a B.A. from Boston College in 1981 and a J.D. from George Mason University School of Law in 1984.

        Shailesh J. Mehta has served as a director since February 2001. Mr. Mehta served as the CEO of Providian Financial Corporation from 1989 until November 2001 and served as the chairman of the board of directors of Providian Financial Corporation from May 1988 to October 2001. Mr. Mehta joined Providian in 1986. Previously, Mr. Mehta was an executive vice president of Ameritrust Corporation, now known as KeyCorp. Mr. Mehta received a B.S. in Mechanical Engineering from the Indian Institute of Technology in 1971, and an M.S. and Ph.D. in Operations Research and Computer Science from Case Western Reserve in 1973 and 1975, respectively.

        Michael J. Moritz has served as a director since August 1999. Mr. Moritz has worked as a partner at Sequoia Capital since 1986 and also serves on the boards of directors of Flextronics, Saba Software and Yahoo!. Mr. Moritz received an M.A. from Oxford in 1976.

        Elon R. Musk has served as a director since March 1999. Mr. Musk founded X.com Corporation in March 1999, which merged with Confinity, Inc. in March 2000. Mr. Musk served as the CEO of X.com from March 1999 to December 1999 and as the CEO of PayPal from May 2000 to September 2000. Mr. Musk co-founded Zip2 Corp. in 1995 where he worked in a number of roles including Chairman, CEO and CTO from 1995 to February 1999. Mr. Musk received a B.S. in Physics from the University of Pennsylvania and a B.S. in Economics from The Wharton School of the University of Pennsylvania in 1995.

        Several of our non-employee directors were initially appointed to the board of directors in connection with investments in PayPal by the entities they serve. Michael J. Moritz's appointment to the board of directors in August 1999 was a condition to the obligation of entities affiliated with Sequoia Capital to complete their investment in our Series A Preferred Stock; John A. Malloy's appointment to our board of directors in March 2000 was a condition to the obligation of Confinity, Inc. to complete their merger with us; Timothy M. Hurd's appointment to the board of directors in March 2000 was a condition to the obligation of various investors, including Madison Dearborn Partners, to complete their investment in our Series C Preferred Stock; and we agreed to appoint Shailesh J. Mehta to our board of directors in February 2001 as an inducement for Providian Bancorp Services to complete their investment in our Series D Preferred Stock and enter into the credit card alliance agreement with us. We have completed our obligations under these agreements by appointing these individuals to our board of directors. As a result, when each of Messrs. Moritz's, Malloy's, Hurd's and Mehta's term of office expires, or in the event of their resignation or removal, we are not obligated to nominate or re-elect these individuals or any other representatives of their affiliated investors to our board of directors.

Board Composition

        Our board of directors currently consists of seven members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon closing of this offering, we will divide the terms of office of the directors into three classes:

  •
  Class I, whose term will expire at the annual meeting of stockholders to be held in 2003;

  •
  Class II, whose term will expire at the annual meeting of stockholders to be held in 2004; and

  •
  Class III, whose term will expire at the annual meeting of stockholders to be held in 2005.

        Upon the closing of this offering, Class I shall consist of Timothy M. Hurd and Shailesh J. Mehta; Class II shall consist of John C. Dean, John A. Malloy and Michael J. Moritz; and Class III shall consist of Peter A. Thiel, Max R. Levchin and Elon R. Musk. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. In addition, a resolution of the board of directors or affirmative vote of the holders of at least 66 2/3% of the company's outstanding voting stock may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

        There are no family relationships among any of our directors, executive officers or key employees.

Board Committees

        Our board of directors has an audit committee and a compensation committee.

        Audit committee.    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Mehta, Moritz and Musk.

        Compensation committee.    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Dean, Hurd and Malloy.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Director Compensation

        Our directors do not receive any cash compensation for their services as directors or members of committees of the board of directors, but we reimburse them for their reasonable expenses incurred in attending meetings of the board of directors. Our directors may participate in our stock option plans and employee-directors may participate in our employee stock purchase plan. In December 2001, we granted options to purchase 50,000 shares at $6.00 per share to both Messrs. Mehta and Dean. In January 2002, we granted options to purchase 50,000 shares at $12.00 per share to each of Messrs. Hurd, Malloy, Moritz and Musk. These option grants vest monthly over three years.

Executive Compensation

        The following table sets forth all compensation paid by us during the fiscal years ended December 31, 2000 and 2001 to (i) our Chief Executive Officer and (ii) our four most highly compensated officers whose total annual salary and bonus exceeded $100,000 for the fiscal years ended December 31, 2000 and 2001. It also includes two individuals who acted as CEO during the year ended December 31, 2000 and one individual who would have been one of the most highly compensated except that he was not serving as an executive officer as of December 31, 2000. We refer to these executives as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

						Long-Term Compensation
		Annual Compensation
Name and Principal Position						Restricted Stock Awards(7)(8)		Securities Underlying Options	All Other Compensation
	Year	Salary		Bonus
Peter A. Thiel, Chief Executive Officer and President(1)	2000 2001	$ $	147,084 208,333		— —	$	— 0	— —		— —
Max R. Levchin, Chief Technology Officer	2000 2001	$ $	153,125 178,167		— —		— —	— 450,000		— —
David O. Sacks Executive Vice President, Product	2001		$160,000		$10,000		—	—		—
Reid G. Hoffman, Executive Vice President, Business Development(2)	2000 2001	$ $	147,694 159,000	$	— 10,000		— —	353,614 300,000		— —
Roelof F. Botha Chief Financial Officer	2001		$162,612		—		—	25,000		—
Todd R. Pearson, Senior Vice President, Financial Services(3)	2000 2001	$ $	110,493 147,001		$35,000 —		— —	75,000 25,000		— —
Bill H. Harris, former Chief Executive Officer(4)	2000		$78,125		—		—	—		—
Elon R. Musk, former Chief Executive Officer(5)	2000		$163,825		—		—	—		—
H. David Johnson, former Chief Financial Officer(6)	2000 2001	$ $	153,594 100,818		— —		— —	— —	$	— 75,000

(1)
Mr. Thiel has served as our Chief Executive Officer and President since September 2000.
(2)
Mr. Hoffman's options granted in 2001 were cancelled in connection with his participation in the liquidity program described in "Certain Relationships and Related Party Transactions—Other Transactions."
(3)
Mr. Pearson received a hiring bonus of $35,000 in 2000 and receives an annual medical allowance of $6,000.
(4)
Mr. Harris served as our Chief Executive Officer from December 1999 to May 2000.
(5)
Mr. Musk served as our Chief Executive Officer from May 2000 through September 2000.
(6)
Mr. Johnson served as our Senior Vice President of Financial Services from March 2000 to August 2000 and Chief Financial Officer from August 2000 to August 2001, and received a payment of $75,000 in connection with his termination of employment.
(7)
We issued 1,125,000 shares of restricted stock to Mr. Thiel in 2001. Mr. Thiel's shares will be released from our repurchase option in equal amounts over the 48 month period beginning January 1, 2001. We have the right to repurchase Mr. Thiel's unvested shares in the event of termination of Mr. Thiel's employment.
(8)
The total number of restricted shares, including shares held as a result of early exercise of options, held by each named executive officer and subject to our repurchase option as of the end of the 2001 fiscal year, and the aggregate value of those shares at such time less any consideration paid for them, was as follows: Mr. Thiel, 1,221,076 shares valued at $6,324,609; Mr. Levchin, 822,138 shares valued at $4,392,084; Mr. Sacks, 222,619 shares valued at $1,149,962; Mr. Hoffman, 14,733 shares valued at $84,025; Mr. Botha, 36,984 shares valued at $177,524; and Mr. Pearson, 67,189 shares valued at $322,508.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding stock options we granted during the fiscal year ended December 31, 2001 to the named executive officers. We granted options to purchase common stock equal to a total of 3,066,926 shares during 2001. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants
		Percent of Total Options Granted to Employees During the Fiscal Year Ended December 31, 2001			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Peter A. Thiel	—	—	—	—	—	—
Max R. Levchin	450,000	14.67%	$1.20	10/16/2011	$339,603	$860,621
David O. Sacks	—	—	—	—	—
Reid G. Hoffman(1)	300,000	9.78%	$1.20	2/13/2011	$226,402	$573,747
Roelof F. Botha	25,000.82%		$1.20	2/13/2011	$18,867	$47,812
Todd R. Pearson	25,000.82%		$1.20	2/13/2011	$18,867	$47,812
Bill H. Harris	—	—	—	—	—	—
Elon R. Musk	—	—	—	—	—	—
H. David Johnson	—	—	—	—	—	—

(1)
Mr. Hoffman's options granted in 2001 were cancelled in connection with his participation in the liquidity program described in "Certain Relationships and Related Party Transactions—Other Transactions."

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following table sets forth information on options exercised by the named executive officers during the fiscal year ended December 31, 2001 and on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2001.

			Number of Securities Underlying Unexercised Options at December 31, 2001		Value of Unexercised In-The-Money Options at December 31, 2001(2)
Name	Shares Acquired on Exercise	Value Realized(1)
			Vested	Unvested	Vested	Unvested
Peter A. Thiel	—	—	—	—	—	—
Max R. Levchin	450,000	$0	—	—	—	—
David O. Sacks	225,000	$0	—	—	—	—
Reid G. Hoffman	—	—	—	—	—	—
Roelof F. Botha	84,893	$0	—	40,107	—	$192,514
Todd R. Pearson	100,000	$40,000	—	—	—	—
Bill H. Harris	—	—	—	—	—	—
Elon R. Musk	—	—	—	—	—	—
H. David Johnson	—	—	—	—	—	—

(1)
Value realized is the difference between exercise price and market price at the time of exercise.

(2)
There was no public trading market for our common stock as of December 31, 2001. Accordingly, these values have been calculated based on our board of directors' determination of the fair market value of the underlying shares as of December 31, 2001 of $6.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

Employment Contracts and Change of Control Arrangements

        We routinely deliver written offer letters containing provisions on salary, bonuses, benefits and stock option grants to prospective members of management and other employees. Pursuant to the terms of an offer letter dated January 2000, we agreed to pay Todd R. Pearson an annual salary of $120,000, a one time bonus of $35,000, and up to $6,000 per year in medical expenses. In addition, we agreed to grant Mr. Pearson an option to purchase 40,000 shares under our 1999 Stock Plan, which shares are subject to standard vesting unless there is a change in control of PayPal, in which case the vesting will accelerate by one year.

        We currently have non-competition agreements with Peter A. Thiel, Max R. Levchin, Bill H. Harris and Elon R. Musk. These agreements expire on March 30, 2002.

  Restricted Stock Agreements

        For a description of the change of control provisions contained in certain restricted stock agreements with our executive officers, see "Certain Relationships and Related Party Transactions."

  Class A Stock

        For a description of the change of control provisions applicable to the Class A Stock beneficially owned by Peter A. Thiel, see "Certain Relationships and Related Party Transactions."

Stock Plans

  1999 Stock Plan

        Our board of directors adopted the 1999 Stock Plan in March 1999, and our stockholders approved the plan in May 1999. The plan allows us to issue awards of incentive or nonqualified stock options or restricted stock. Our employees and consultants are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of 4,677,733 shares of our common stock for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of PayPal exercisable upon the voluntary or involuntary termination of the employee or consultant's relationship with us for any reason.

        In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, all unvested awards will terminate. In connection with a change in control, with respect to unvested options, the plan administrator may also (1) provide that the outstanding awards must be exercised on or before a specified date, after which the awards will terminate or (2) provide for payment to the participant of cash or other property with a fair market value equal to the amount that would have been received upon the exercise or payment of the award had the award been exercised or paid immediately prior to the change in control.

        All options granted under our 1999 Stock Plan become subject to accelerated vesting if a change of control of PayPal occurs. In the event of a change of control, the lesser of (1) 25.0% of the total number of shares subject to the option or (2) the remaining unvested options will vest immediately.

  Confinity 1999 Stock Plan

        In connection with our merger with Confinity in March 2000, we assumed all of the 1,207,583 outstanding options under the Confinity 1999 Stock Plan. These options are now exercisable for shares of our common stock. This plan was adopted by Confinity's board of directors in February 1999 and Confinity's stockholders approved the plan in March 1999. No additional options have been or will be issued under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan.

        In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately.

        If an executive officer's employment is terminated as a result of an involuntary termination other than for cause within 12 months following a change of control, that executive officer's outstanding options will become 100% vested and exercisable immediately. Also in the event of a change of control, all outstanding options issued to our non-employee directors will become 100% vested and exercisable immediately.

        To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock will also lapse.

  2001 Equity Incentive Plan

        In September 2001, we adopted a 2001 Equity Incentive Plan, which was approved by our stockholders in December 2001. The plan allows us to issue awards of incentive or nonqualified stock options or restricted stock. Our employees, consultants and independent directors are eligible to receive awards under the plan, but only employees may receive incentive stock options. We have reserved a total of 9,500,000 shares of our common stock for issuance under the plan. The plan is administered by our board of directors, or a committee of our board appointed by the board to administer the plan. The board of directors or the committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Restricted stock is generally subject to a repurchase option in favor of PayPal exercisable upon the voluntary or involuntary termination of the employee or consultant's relationship with us for any reason.

        In the event of certain corporate transactions, such as a merger or sale of all or substantially all of the assets of our company, the plan provides that each outstanding award will be assumed or replaced with a comparable award by our successor company or its parent. If the successor company or its parent does not assume or replace the awards, outstanding options will become 100% vested and exercisable immediately before the corporate transaction. To the extent that options accelerate due to a corporate transaction, the restrictions on restricted stock awards will also lapse. In the event of such a corporate transaction or a change in capitalization, the board of directors or the committee administering the plan also has the discretion to provide for the repurchase, replacement or termination of options or restricted stock where appropriate in order to prevent dilution or enlargement of the benefits or potential benefits we intend to provide under the plan.

  2001 Employee Stock Purchase Plan

        In October 2001, we adopted a 2001 Employee Stock Purchase Plan, which was approved by our stockholders in December 2001. The plan will become effective concurrently with the initial public offering of our common stock. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

        We will initially reserve 625,000 shares of our common stock for issuance under the plan. The reserve will automatically increase on each anniversary date of the adoption of the plan by the board of directors during the term of the plan by an amount equal to the lesser of (1) 1,000,000 shares, (2) 1.0% of the Company's outstanding shares on such date or (3) a lesser amount determined by the board of directors.

        The plan will have a series of successive 24-month offering periods. The first offering period will commence on the effective date of this offering.

        Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

        Participants may contribute up to 20.0% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85.0% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85.0% of the fair market value per share on the semi-annual purchase date.

        If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

        In the event of a proposed sale of all or substantially all of our assets, or our merger with or into another company, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85.0% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85.0% of the fair market value per share on the date the purchase rights are exercised.

        The plan will terminate no later than the tenth anniversary of the plan's initial adoption by the board of directors.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the full extent permitted under Delaware law.

        As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Board Committees

        Our board of directors has an audit committee and a compensation committee.

        Audit committee.    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Mehta, Moritz and Musk.

        Compensation committee.    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Messrs. Dean, Hurd and Malloy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since our inception, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of our immediate family had or will have a direct or indirect material interest other than agreements which are described under the caption "Management" and the transactions described below.

Providian

        In February 2001, we entered into a strategic partnership with Providian Financial, the fifth largest bankcard issuer in the U.S. Under the terms of the partnership, we offer Providian-issued, PayPal-branded Visa cards to our account holders. In February 2001, Providian purchased 3,333,333 shares of our Series D Preferred stock at a per share price of $3.00 for an aggregate purchase price of $10,000,000. These shares will convert into 833,333 shares of our common stock upon the consummation of this offering. Shailesh J. Mehta, the former chief executive officer of Providian, is a member of our board of directors.

Common Stock

        In January 1999, Confinity sold 5,200,000 shares of its common stock at a price of $0.001 per share to the following executive officers. These shares were converted into our common stock in connection with our merger with Confinity at the merger exchange ratio. The following table summarizes the shares of common stock purchased by these executive officers as adjusted for the merger exchange ratio:

Name of Officer/Director	Number of Shares of Common Stock
Peter A. Thiel	858,778
Max R. Levchin	1,717,556
Reid G. Hoffman	50,516

        The shares of common stock issued to Mr. Levchin remain subject to a repurchase right held by us and other restrictions. Of these shares, 343,513 were released from this repurchase right on the grant date, and the repurchase right on the remaining shares lapses at a rate of 28,626 shares per month. The repurchase right on all shares will be fully lapsed on December 31, 2003. The repurchase options on the shares issued to Mr. Thiel and Mr. Hoffman have already lapsed.

        In October 2001, we granted an option under our 2001 Equity Incentive Plan to purchase 450,000 shares of our common stock at a price of $1.20 per share to Mr. Levchin. We extended a full recourse loan to Mr. Levchin in the amount of $780,000 at an interest rate of 8.0% per annum, conditioned on Mr. Levchin's use of $540,000 of the proceeds of the loan to exercise his option to purchase 450,000 shares. These shares were pledged as collateral for the repayment of the loan. The loan has a term of four years, with interest compounding annually, and is not pre-payable.

        In March 1999, we sold 1,350,000 shares of our common stock at a price of $0.0132 per share to Elon R. Musk. Mr. Musk is currently a member of our board of directors. The shares of common stock issued to Mr. Musk were subject to a repurchase option held by us and other restrictions. In connection with Mr. Musk's termination of employment as our CEO, we exercised our right to repurchase any unvested shares, as described below under "—Separation Agreements."

        In May 1999, we sold 150,000 shares of our common stock at a price of $0.132 per share to Mr. Musk. These shares of common stock were subject to a repurchase option held by us and other restrictions. In connection with Mr. Musk's termination of employment with us, we exercised our right to repurchase any unvested shares, as described below under "—Separation Agreements."

Preferred Stock

        In February 1999, Confinity issued and sold an aggregate of 2,500,000 shares of its Series A Preferred Stock at a per share price of approximately $0.20 to investors for an aggregate consideration of $0.5 million. In June and August 1999, Confinity issued and sold 12,000,000 shares of its Series B Preferred Stock to investors at a per share price of $0.375 for an aggregate consideration of $4.5 million. In January and February 2000, Confinity issued and sold an aggregate of 9,166,664 shares of its Series C Preferred Stock at a per share price of $1.20 for an aggregate consideration of $11.0 million. These shares were converted into 5,051,627, 24,247,842 and 18,522,653 shares of Series AA, Series BB and Series CC preferred stock, respectively, in connection with our merger with Confinity in March 2000. The following table summarizes the shares of preferred stock purchased by Confinity's executive officers, directors and 5% stockholders and persons associated with them, as adjusted for the merger exchange ratio.

Investor	Series AA	Series BB	Series CC
Thiel Capital International, LLC(1)	2,424,785	—	—
Nokia Ventures, L.P.(2)	—	16,165,237	1,683,880
Entities Affiliated with Clearstone Venture Partners(3)	—	—	8,402,555

(1)
Mr. Thiel, our Chief Executive Officer and President, is the Managing Member of Thiel Capital Management, LLC, which is the Managing Member of Thiel Capital International, LLC. In private transactions not involving the Company, Thiel Capital International in 2000 transferred all of these shares, and in 2001 has purchased 1,455,133 shares of our Series AA Preferred Stock. Mr. Thiel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Thiel Capital International, LLC, which was approximately 45% as of September 30, 2001. These shares will convert into 606,196 shares of our common stock upon the consummation of this offering.
(2)
Mr. Malloy, a director of PayPal, is a Partner of NVI, LLC, which is the General Partner of Nokia Ventures, L.P. Nokia Ventures, L.P. beneficially owns 8.9% of our outstanding capital stock prior to this offering. These shares will convert into 4,462,279 shares of our common stock upon the consummation of this offering.
(3)
Includes shares held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P. Entities affiliated with Clearstone Venture Partners beneficially own 6.4% of our outstanding capital stock prior to this offering. These shares will convert into 2,100,639 shares of our common stock upon the consummation of this offering.

        In May and June 1999, we issued and sold an aggregate of 38,850,000 shares of Series A Preferred Stock to investors at a per share price of approximately $0.33 for an aggregate consideration of $12.5 million and the domain name "X.com" valued at $0.5 million. In December 1999 and January 2000, we issued and sold 27,104,970 shares of Series B Preferred Stock to investors at a per share price of approximately $0.48 for an aggregate consideration of $12.9 million. In March and April 2000, we issued and sold an aggregate of 36,363,367 shares of Series C Preferred Stock to investors at a per share price of $2.75 for an aggregate consideration of $100.0 million. From August 2000 through February 2001, we issued and sold an aggregate of 28,747,828 shares of our Series D Preferred Stock to investors at a per share price of $3.00 for an aggregate consideration of

$86.2 million. The following table summarizes the shares of preferred stock purchased by our executive officers, directors and 5% stockholders and persons associated with them.

Investor	Series A	Series B	Series C	Series D
Elon R. Musk(1)	36,300,000	—	181,818	333,333
Entities Affiliated with Sequoia Capital(2)	—	6,000,000	363,636	—
Bill H. Harris(3)	—	21,000,000	—	—
Entities Affiliated with Madison Dearborn Capital Partners(4)	—	—	10,909,091	—
Nokia Ventures, L.P.(5)	—	—	363,636	—
Entities Affiliated with Clearstone Venture Partners(6)	—	—	181,818	—
Providian Bancorp Services(7)	—	—	—	3,333,333

(1)
Mr. Musk served as our Chief Executive Officer and President from March 1999 to December 1999 and from May 2000 to September 2000. Mr. Musk is currently a member of our board of directors. Includes 300,000 shares purchased by members of Mr. Musk's family. Mr. Musk beneficially owns 13.2% of our outstanding stock prior to this offering. Mr. Musk has sold some of these shares and the remaining shares will convert into 5,314,393 shares of our common stock upon the consummation of this offering. See "—Other Transactions."
(2)
These shares will convert into 1,590,909 shares of our common stock upon the consummation of this offering. Includes shares held by Sequoia Capital IX, Sequoia Capital IX Principals Fund and Sequoia Capital Entrepreneurs Fund. Mr. Moritz, a director of PayPal, is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund. Entities affiliated with Sequoia Capital beneficially own 9.9% of our outstanding stock prior to this offering.
(3)
Mr. Harris served as our President and Chief Operating Officer from November 1999 to January 2000 and our Chief Executive Officer from December 1999 to May 2000. We have repurchased some of these shares from Mr. Harris and the remaining shares will convert into 546,875 shares of our common stock upon the consummation of this offering. See "—Other Transactions."
(4)
These shares will convert into 2,727,273 shares of our common stock upon the consummation of this offering. Includes shares held by Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC. Timothy Hurd, a director of PayPal, is a Managing Director at Madison Dearborn Partners, LLC. Madison Dearborn LLC is the general partner of Madison Dearborn Partners L.P., the sole general partner of Madison Dearborn Capital Partners III, L.P., and Madison Dearborn Special Equity III, L.P. and is the managing member of Special Advisors Fund I, LLC, which is the manager of the Madison Dearborn Capital Partners III, L.P. fund, the Madison Dearborn Special Equity III, L.P. fund and the Special Advisors Fund I, LLC. Entitles affiliated with Madison Dearborn Partners beneficially own 5.1% of our outstanding stock prior to this offering.
(5)
These shares will convert into 90,909 shares of our common stock upon the consummation of this offering. Mr. Malloy, a director of PayPal, is a Partner of NVI, LLC, which is the General Partner of Nokia Ventures, L.P. Nokia Ventures, L.P. beneficially owns 8.9% of our outstanding capital stock prior to this offering.
(6)
These shares will convert into 45,455 shares of our common stock upon the consummation of this offering. Includes shares held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P. Entities affiliated with Clearstone Venture Partners beneficially own 6.4% of our outstanding capital stock prior to this offering.

(7)
Mr. Mehta, a director of PayPal, is the former chief executive officer of Providian Financial Corporation, the parent company of Providian Bancorp Services. These shares will convert into 833,333 shares of our common stock upon the consummation of this offering.

        In August 1999, various entities affiliated with Sequoia Capital purchased 15,000,000 shares of Series A Preferred Stock at a per share price of $0.33 from Elon R. Musk for a total purchase price of $5.0 million. Michael J. Moritz, a director of PayPal, is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund. These shares will convert into 3,750,000 shares of our common stock upon the consummation of this offering.

        Some holders of our preferred stock are entitled to registration rights with respect to the shares of common stock that they will hold following this offering. See "Description of Capital Stock—Registration Rights."

        In August and September 2001, we issued an aggregate of 4,500,000 shares of non-voting Class A Stock at a per share price of $0.30 for an aggregate purchase price of $1,350,000. Peter A. Thiel, our Chief Executive Officer, received a beneficial interest in these 4,500,000 shares. These shares of Class A Stock are subject to a repurchase option held by us and other restrictions. As to 1,687,500 of those shares, 1,031,250 shares have been released from the repurchase option as of November 1, 2001. We have a right to repurchase up to all 656,250 remaining shares of those 1,687,500 shares at any time, for an amount equal to the price paid for the shares. This repurchase right lapses at a rate of 93,750 shares per month, expiring completely in June 2002. In the event of a change of control, any of such 656,250 shares which are then still subject to repurchase restrictions will be released from the repurchase restrictions. With respect to the other 2,812,500 shares, commencing in June 2002 the repurchase right will lapse at a rate of 93,750 shares per month, expiring completely in January 2005. In the event Mr. Thiel's employment relationship with us is involuntarily terminated or terminated without cause within one year following a change of control, then all of the 2,812,500 shares which are then still subject to repurchase restrictions will be released from the repurchase restrictions. Upon the closing of this offering, these shares of Class A Stock will automatically convert into 1,125,000 shares of our common stock.

        In connection with his purchase of the shares of Class A Stock, we made a full recourse loan to Mr. Thiel in the amount of $1,350,000 at an interest rate of 8.0% per annum. Mr. Thiel used $843,750 of this loan to purchase 2,812,500 shares of Class A Stock, and these shares were pledged by Mr. Thiel as collateral for the repayment of the loan. The purchase price for the remaining shares was paid with cash. The loan matures on September 10, 2005 and becomes payable immediately upon the termination of Mr. Thiel's employment for any reason, including death or disability.

Warrants

        At the time of the merger with Confinity, we assumed the obligations under warrants issued to two investors during January 2000 by Confinity, in connection with its Series C Preferred Stock financing. Nokia Ventures, L.P., one of our 5% stockholders, was issued a warrant to purchase 833,333 shares of Confinity Series C Preferred Stock at an exercise price of $2.40 per share. Various entities affiliated with Clearstone Venture Partners, one of our 5% stockholders, were issued warrants to purchase 4,166,666 shares of Confinity Series C Preferred Stock at an exercise price of $2.40 per share. These warrants were fully vested and exercisable at grant. In March 2000, upon the merger of Confinity and X.com Corporation, these warrants became warrants to purchase 1,683,880 and 8,419,393 shares, respectively, of our Series CC Preferred Stock, at an exercise price of $1.19. In June 2000, upon the receipt of funding for our Series D Preferred Stock offering at a price of $3.00 per share, these warrants were exercised on a net basis by these investors for 1,017,212 and 5,086,058 shares of our Series CC preferred stock, respectively. These shares will convert into 254,303 and 1,271,515 shares of our common stock, respectively, upon the consummation of this offering.

Other Transactions

        In the nine months ended September 30, 2001, our officers, directors and affiliates engaged in a total of 479 payment transactions using PayPal, with a total payment dollar volume of $241,739, representing less than .01% of our total number of transactions and less than .02% of the total payment volume processed by PayPal in that period. When conducting PayPal transactions, officers, directors and affiliates are subject to the same terms as other customers and do not receive any discount on fees or other preferential treatment.

        In May 2001, we entered into a separation agreement with Elon R. Musk, our former President and Chief Executive Officer. Pursuant to the separation agreement, we provided for the accelerated lapsing of our repurchase right on 250,000 shares of our common stock owned by Mr. Musk. We then repurchased from Mr. Musk 450,000 shares of common stock at a per share price of $0.0132 and 50,000 shares of common stock at a per share price of $0.132, which is the price he paid for those shares, for a total purchase price of $12,666. We also repurchased 90,909 shares of our Series C Preferred Stock from Mr. Musk at a per share price of $2.75 for a total purchase price of $250,000, which is the price he paid for those shares, and 166,667 shares of our Series D Preferred Stock from Mr. Musk at a per share price of $3.00 for a total purchase price of $500,000, which is the price he paid for those shares. The separation agreement with Mr. Musk provides that, in the event we breach certain agreements with Mr. Musk relating to the identification of the Company's founders, Mr. Musk will have the right to require us to purchase from him an additional 90,909 shares of Series C Preferred Stock for a purchase price of $2.75 per share and 166,667 shares of Series D Preferred Stock for a purchase price of $3.00 per share, for a total purchase price of $750,000.

        In July 2000, in connection with the termination of employment of Bill H. Harris, our former Chief Executive Officer and President and a former member of our board of directors, we repurchased 1,343,750 shares of common stock owned by Mr. Harris from him at a per share price of $0.13 for a total purchase price of $179,000, which is the price he originally paid for those shares. In addition, pursuant to the purchase agreement under which Mr. Harris acquired 21,000,000 shares of our Series B Preferred Stock in January 2000, we had the right to repurchase 18,812,500 shares at his original purchase price of $0.48 per share as a result of the termination of his employment in May 2000. In July 2000, we repurchased 15,663,445 shares of Series B Preferred Stock owned by Mr. Harris from him at a per share price of $0.48 for a total purchase price of $7.1 million. In addition, we assigned our right to repurchase 3,149,055 shares of the Series B Preferred Stock owned by Mr. Harris to Elon R. Musk. Under Mr. Harris' purchase agreement, in order for this assignment to be effective, Mr. Musk had to pay us any excess between the fair market value of the Series B Preferred Stock per share and the $0.48 per share purchase price. The board of directors determined that the fair market value of the Series B Preferred Stock was $0.60 per share. Mr. Musk paid us this excess amount by issuing to us a promissory note in the principal amount of approximately $389,000. This note bears interest at a rate of 6.6% and matures on July 11, 2004. However, we have agreed to forgive all amounts due to us under this note upon the successful completion of this offering.

        In August 2001, in connection with the termination of employment of H. David Johnson, our former Chief Financial Officer, we paid to him a one time severance payment of $75,000. Mr. Johnson executed a separation agreement that provided for the accelerated lapsing of our repurchase right on 42,187 shares of the common stock owned by Mr. Johnson. We then repurchased 147,656 shares of common stock from Mr. Johnson at a per share price of $0.13 for a total purchase price of $19,687, which is the price he paid for those shares.

        In July 2001, we made loans to or for the benefit of certain employees. Each loan was non-recourse, at an interest rate of 5.02% per annum, secured in part by a pledge of shares of its common stock owned by each participant and had a four-year term. In connection with each loan, each participant granted to us the right to purchase a portion of the shares of its common stock owned by such participant at a price of $3 per share. We exercised our right to purchase these shares in

September 2001 and purchased 389,881 common shares and 150,000 preferred shares for an aggregate consideration of $5,242,530. The participants used the proceeds to repay promissory notes issued in July 2001, and all of these notes have been repaid. The following executive officers participated in the liquidity program, received loans in the following amounts and had shares purchased by us on the terms described above: David O. Sacks ($450,000), Reid G. Hoffman ($500,000), Roelof F. Botha ($112,500), Jack R. Selby ($240,000), James E. Templeton ($240,000), Sarah B. Imbach ($108,372), Todd R. Pearson ($120,000), and Sandeep Lal ($120,000). In addition, H. David Johnson, our former Chief Financial Officer, participated in the program with a $240,000 loan and subsequent repurchase.

        In April 2000, we assumed a loan of $70,000 at an interest rate of 9% per annum payable by Roelof F. Botha, our Chief Financial Officer, to his former employer. Mr. Botha has agreed to repay this loan as a single payment in June 2004 or at such time as he ceases to be our employee, if sooner. We forgave 25.0% of the loan in June 2001 and have agreed to forgive the remainder in 25.0% increments in June 2002, June 2003 and June 2004.

        In December 1998, Thiel Capital International, LLC issued a bridge loan to Confinity in the amount of $100,000, bearing interest at a rate of 4.3% compounded annually. Peter A. Thiel, our Chief Executive Officer and President, is the Managing Member of Thiel Capital Management, LLC, which is the Managing Member of Thiel Capital International, LLC. In 1999, the entire amount of the bridge loan was converted into 500,000 shares of Confinity Series A Preferred Stock. These shares were transferred by Thiel Capital International in 1999 and 2000 in private transactions not involving Confinity or X.com, and were converted to 1,010,327 shares of our Series AA Preferred Stock. These shares will convert into 252,582 shares of our common stock upon the consummation of this offering.

        In June 1999, we issued and sold to Kimbal Musk 300,000 shares of our Series A Preferred Stock at a per share price of $0.33 for aggregate consideration of $100,000. These shares will convert into 75,000 shares of our common stock upon the consummation of this offering. Mr. Musk is the brother of Elon R. Musk, a member of our board of directors.

        From time to time, we have granted stock options to our executive officers and directors. The "Executive Compensation" and "Principal Stockholders" tables reflect options granted as of December 31, 2001. On January 4, 2002, we granted options to purchase 75,000 shares of our common stock to Reid G. Hoffman at an exercise price of $6.00 per share, vesting monthly over one year. On January 18, 2002, we granted options to Mr. Hoffman to purchase an additional 75,000 shares of our common stock at an exercise price of $12.00 per share, vesting monthly over one year. We granted the following number of options to purchase shares of our common stock to the following executive officers, each at an exercise price of $12.00 per share: Peter A. Thiel—625,000, Max R. Levchin—625,000, David O. Sacks—200,118, Roelof F. Botha—54,159, Jack R. Selby—67,337, James E. Templeton—74,303, Todd R. Pearson—38,058, and John D. Muller—42,679. These options vest on a delayed basis, primarily in 2004 and 2005, subject to the officer's continued employment, with the exception of the options granted to Messrs. Thiel and Levchin, which vest monthly from January 1, 2003 to June 30, 2004. We also granted the following additional number of options to the following executive officers on the Company's standard vesting schedule, 1/4 after one year, and 1/48 per month thereafter: David O. Sacks—125,000, Roelof F. Botha—125,000, and John D. Muller—25,000.

        Also on January 18, 2002, we granted options to purchase shares of our common stock to the following non-employee directors at an exercise price of $12.00 per share, vesting monthly over three years: Timothy M. Hurd—50,000, John A. Malloy—50,000, Michael J. Moritz—50,000 and Elon R. Musk—50,000.

        We have entered into indemnification agreements with each of our directors and executive officers that are described under "Management—Limitations of Liability and Indemnification Matters."

PRINCIPAL STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2001 and as adjusted to reflect the sale of shares of common stock offered by this prospectus, by:

  •
  each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of the executive officers and directors as a group.

        The information set forth in the table gives effect to the conversion of all of our preferred stock.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 54,432,452 shares of common stock outstanding as of December 31, 2001 and 59,832,452 shares of common stock outstanding after the completion of this offering which, in each case, includes 3,683,562 shares of common stock outstanding that are subject to repurchase by us. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2001, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o PayPal, Inc., 1840 Embarcadero Road, Palo Alto, California 94303.

		Percentage of Shares Outstanding
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Prior to the Offering	After the Offering
Peter A. Thiel(1)	2,776,949	5.1%	4.6%
Max R. Levchin(2)	1,738,167	3.2%	2.9%
David O. Sacks(3)	376,549	*	*
Reid G. Hoffman(4)	307,403	*	*
Roelof F. Botha(5)	115,625	*	*
Todd R. Pearson(6)	90,000	*	*
Bill H. Harris	703,125	1.3%	1.2%
H. David Johnson	169,844	*	*
Entities Affiliated with Sequoia Capital(7) 3000 Sand Hill Road Building 4, Suite 280 Menlo Park, CA 94025	5,340,908	9.8%	8.9%
Nokia Ventures, L.P. 545 Middlefield Road, Suite 210 Menlo Park, CA 94025	4,807,491	8.8%	8.0%

Entities Affiliated with Clearstone Venture Partners(8) 2500 Sand Hill Road, Suite 205 Menlo Park, CA 94025	3,417,606	6.3%	5.7%
Entities Affiliated with Madison Dearborn Partners(9) Three First National Plaza, Suite 3800 Chicago, IL 60602	2,727,271	5.1%	4.6%
Elon R. Musk(10)	7,101,656	13.0%	11.9%
Michael J. Moritz(11)	5,340,908	9.8%	8.9%
John A. Malloy(12)	4,807,491	8.8%	8.0%
Timothy M. Hurd(13)	2,727,271	5.0%	4.6%
Shailesh J. Mehta(14)	883,333	1.6%	1.5%
John C. Dean	50,000	*	*
All directors, officers and key employees as a group (19 persons)	27,863,646	50.7%	46.2%

*
Less than 1%.
(1)
Includes 1,059,697 shares of restricted stock subject to repurchase as of March 1, 2002. Also includes 363,783 shares of common stock held of record by Thiel Capital International, LLC. Mr. Thiel is the managing member of Thiel Capital Management, LLC, which is the managing member of Thiel Capital International, LLC. Mr. Thiel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the fund. Mr. Thiel expects to transfer 1,468,125 of his shares to PT PPI LLC. Mr. Thiel would remain the beneficial owner of the shares transferred to this entity. On January 18, 2002, subsequent to the date of the table, we granted Mr. Thiel an option to purchase 625,000 shares of our common stock.
(2)
Includes 633,134 shares of restricted stock subject to repurchase as of March 1, 2002, in addition to a stock option grant for 450,000 shares vesting over 4 years. On January 18, 2002, subsequent to the date of the table, we granted Mr. Levchin an option to purchase 625,000 shares of our common stock.
(3)
Includes 206,928 shares of restricted stock subject to repurchase as of March 1, 2002. On January 18, 2002, subsequent to the date of the table, we granted Mr. Sacks an option to purchase 325,118 shares of our common stock. In January 2002, Mr. Sacks transferred his shares to DS PPI LLC. Mr. Sacks remains the beneficial owner of the shares transferred to this entity.
(4)
On January 14, 2002 and January 18, 2002, subsequent to the date of the table, we granted Mr. Hoffman options to purchase an aggregate of 150,000 shares of our common stock.
(5)
Includes 28,644 shares of restricted stock subject to repurchase as of March 1, 2002. Includes 40,107 outstanding options exercisable within 60 days of December 31, 2001. On January 18, 2002, subsequent to the date of the table, we granted Mr. Botha an option to purchase 179,159 shares of our common stock.
(6)
Includes 57,814 shares of restricted stock subject to repurchase as of March 1, 2002. On January 18, 2002, subsequent to the date of the table, we granted Mr. Pearson an option to purchase 38,058 shares of our common stock.
(7)
Represents 3,990,193 shares of common stock held of record by Sequoia Capital IX, 736,511 shares of common stock held of record by Sequoia Capital IX Principals Fund and 614,204 shares of common stock held of record by Sequoia Capital Entrepreneurs Fund.

(8)
Represents 3,002,368 shares of common stock held by Clearstone Venture Partners II-A, L.P., formerly idealab! Capital Partners II-A, LP, 102,527 shares of common stock held by Clearstone Venture Partners II-B, L.P., formerly idealab! Capital Partners II-B, L.P., and 312,711 shares of common stock held by Clearstone Venture Partners II-C, L.P., formerly idealab! Capital Principals Fund, L.P.
(9)
Represents 2,654,690 shares of common stock held by Madison Dearborn Capital Partners III, L.P., 58,945 shares of common stock held by Madison Dearborn Special Equity III, L.P. and 13,636 shares of common stock held by Special Advisors Fund I, LLC.
(10)
On January 18, 2002, subsequent to the date of the table, we granted Mr. Musk an option to purchase 50,000 shares of our common stock.
(11)
Consists of the shares listed in footnote 7 above. Mr. Moritz is a managing member of SC IX Management, LLC, the general partner of Sequoia Capital IX, Sequoia Capital IX Principals Fund, and the Sequoia Capital Entrepreneurs Fund. Mr. Moritz disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. On January 18, 2002, subsequent to the date of the table, we granted Mr. Moritz an option to purchase 50,000 shares of our common stock.
(12)
Represents 4,807,491 shares of common stock held of record by Nokia Ventures, L.P. Mr. Malloy is a partner of NVI, LLC, which is the general partner of Nokia Ventures, L.P., a Delaware limited partnership. Mr. Malloy disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. On January 18, 2002, subsequent to the date of the table, we granted Mr. Malloy an option to purchase 50,000 shares of our common stock.
(13)
Consists of the shares listed in footnote 9 above. Mr. Hurd is a managing director at Madison Dearborn Partners, LLC. Madison Dearborn LLC is the general partner of Madison Dearborn Partners L.P., the sole general partner of Madison Dearborn Capital Partners III, L.P. and of Madison Dearborn Special Equity III, L.P., and is the managing member of Special Advisors Fund I, LLC. Mr. Hurd disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the named funds. On January 18, 2002, subsequent to the date of the table, we granted Mr. Hurd an option to purchase 50,000 shares of our common stock.
(14)
Includes 833,333 shares of common stock held of record by Providian Bancorp Services. Mr. Mehta is the former chief executive officer of Providian Bancorp Services, which owns all of the stock and exercises voting control of these shares. Mr. Mehta disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

        Upon the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

        As of December 31, 2001, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were 54,432,452 shares of common stock outstanding held by 534 stockholders and options outstanding to purchase 2,336,478 shares of common stock under our stock option plans and other options or warrants outstanding to purchase 142,603 shares of common stock.

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

        Voting Rights.    Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

        No Preemptive or Similar Rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, each outstanding share of our preferred stock outstanding will be converted into 0.25 shares of common stock.

        Following the offering, we will be authorized, subject to the limits imposed by the Delaware General Corporation Law, to issue 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations, restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders.

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that affect adversely the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        The holders of approximately 41,545,487 shares of common stock and holders of warrants to purchase 7,500 shares of common stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

        Demand Registration Rights.    At any time six months after the closing of this offering the holders of at least 25% of the shares having registration rights have the right to demand that we file one registration statement. If we are eligible to file a registration statement on Form S-3, the holders of at least 10% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 exceeds $10 million.

        Piggyback Registration Rights.    If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 10% of the total number of shares included in the registration statement, except for this initial public offering in which the underwriters have excluded any sales by existing investors. No securities held by Elon R. Musk, Peter A. Thiel or Max R. Levchin will be included in the registration statement if any securities held by any other holder of registration rights are excluded from such registration statement.

        Expenses of Registration.    We will pay all expenses relating to any demand or piggyback registration other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

        Expiration of Registration Rights.    The registration rights described above will expire two years after this offering is completed. The registration rights will terminate earlier (i) for a particular stockholder if that holder, following this offering, holds less than one percent of our common stock and such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act and (ii) upon a change of control.

Antitakeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

  Delaware Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Certificate of Incorporation and Bylaw Provisions

        Provisions of our certificate of incorporation and bylaws which will become effective upon the closing of this offering may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these provisions would require approval by holders of at least two-thirds of the outstanding common stock.

  Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

  Nasdaq Listing

        Our common stock has been approved for quotation on the Nasdaq National Market.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock.

        Upon completion of this offering, we will have outstanding 59,832,452 shares of common stock, including the issuance of 5,400,000 shares of common stock offered by us and no exercise of options outstanding after December 31, 2001. The shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, without giving effect to lock-up agreements signed by certain purchasers of shares sold in the directed shares program.

        All of the remaining 54,432,452 shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Generally, these shares will be subject to lock-up agreements or other restrictions, described below, on the date of this prospectus. As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

Relevant Dates	Approximate Number of Shares Eligible for Future Sale	Comment
On the date of this prospectus	5,468,670	Freely tradeable shares sold in this offering and shares saleable under Rule 144(k)
180 days after the date of this prospectus	53,096,179	All shares subject to 180 day lock-up agreements or other restrictions released; shares saleable under Rules 144, 144(k) and 701
Thereafter	1,267,603	Shares saleable under Rule 144

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 598,000 shares immediately after this offering, or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, "144(k) shares" may be sold immediately upon the completion of this offering, subject to the provisions of the lock-up agreements described below. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, PayPal. These persons typically include our executive officers and directors.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

        The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

        Beginning six months after the date of this offering, the holders of 41,545,487 shares of common stock and the holders of warrants to purchase 7,500 shares of common stock will be entitled to certain rights with respect to the registration of these shares for sale in the public market. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable in the public market without restriction.

Warrants

        As of December 31, 2001, there were a total of 142,603 shares of common stock subject to outstanding warrants, all of which are subject to lock-up agreements similar to those described below. These shares will become eligible for sale on various dates upon expiration or release of the 180-day lock-up agreements.

Stock Options

        As of December 31, 2001, there were a total of 2,336,478 shares of common stock subject to outstanding options under our stock option plans, all of which are subject to lock-up agreements similar to those described below. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. After the effective dates of these registration statements, shares purchased upon exercise of options granted under our stock option plans will be available for resale in the public market.

Lock-up Agreements

        We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Additionally, some of our stockholders are otherwise contractually obligated to refrain from disposing of or hedging any shares of our common stock or any securities convertible into or exchangeable for our common stock.

UNDERWRITING

        Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., William Blair & Company, L.L.C., SunTrust Capital Markets, Inc. and Friedman Billings Ramsey & Co., Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.	2,430,000
Bear, Stearns & Co. Inc.	1,215,000
William Blair & Company, L.L.C.	607,500
SunTrust Capital Markets, Inc.	364,500
Friedman Billings Ramsey & Co., Inc.	243,000
Adams, Harkness & Hill, Inc.	180,000
E*TRADE Securities Incorporated	180,000
Putnam Lovell Securities Inc.	180,000

Total	5,400,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.546 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 810,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, and some of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        At our request, the underwriters have reserved up to 15% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, including our most active users, determined at September 25, 2001, with addresses within the United States, but also includes friends and family of our employees, our consultants and our strategic business partners, through a directed share program. Approximately one-third of these shares, or 5% of the shares in this offering, will be subject to a 90 day lock-up agreement with the underwriters. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Salomon Smith Barney will administer the directed share program.

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "PYPL".

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by PayPal, Inc.
	No Exercise	Full Exercise
Per Share	$0.91	$0.91
Total	$4,914,000	$5,651,100

        In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be $4,000,000.

        Travelers Insurance, an affiliate of Salomon Smith Barney Inc., is the issuer of an insurance policy we purchased to protect our account holders from unauthorized withdrawals. We pay $42,000 per month in premiums to Travelers Insurance to underwrite this policy. In addition, an affiliate of Bear, Stearns & Co. Inc. purchased a total of 1,090,909 shares of our Series C Preferred shares for an aggregate purchase price of $3,000,000.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins, Menlo Park, California. Various legal matters relating to the offering will be passed upon for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        The consolidated financial statements of PayPal, Inc. as of September 30, 2001, December 31, 2000 and 1999 and for the nine months ended September 30, 2001, the year ended December 31, 2000 and for the period from March 8, 1999 (inception) to December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The financial statements of Confinity, Inc. as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from December 3, 1998 (inception) to December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contain additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

        In addition, upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing audited financial statements and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

PAYPAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PayPal, Inc.
Report of PricewaterhouseCoopers LLP, independent accountants	F-3
Consolidated balance sheets at December 31, 1999 and 2000, at September 30, 2001 and pro forma at September 30, 2001 (unaudited)	F-4
Consolidated statements of operations for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the nine months ended September 30, 2000 (unaudited) and 2001	F-5
Consolidated statements of mandatorily redeemable convertible preferred stock and stockholders' deficit for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the nine months ended September 30, 2001	F-6
Consolidated statements of cash flows for March 8, 1999 (inception) to December 31, 1999, the year ended December 31, 2000, and the nine months ended September 30, 2000 (unaudited) and 2001	F-8
Notes to consolidated financial statements	F-10
Unaudited pro forma combined financial statements for the year ended December 31, 2000	F-43
Confinity, Inc. (a development stage company)
Report of PricewaterhouseCoopers LLP, independent accountants	F-45
Balance sheets at December 31, 1998 and 1999, and at March 30, 2000 (unaudited)	F-46
Statements of operations for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and for December 3, 1998 (inception) to March 30, 2000 (unaudited)	F-47
Statements of mandatorily redeemable convertible preferred stock and stockholders' equity/(deficit) for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000 (unaudited)	F-48
Statements of cash flows for December 3, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, the three months ended March 30, 2000 (unaudited) and December 3, 1998 (inception) to March 30, 2000 (unaudited)	F-49
Notes to financial statements	F-50

(This page intentionally left blank)

REPORT OF INDEPENDENT ACCOUNTANTS

         To the Board of Directors and Stockholders of
PayPal, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of PayPal, Inc. (the "Company") and its subsidiaries at September 30, 2001, December 31, 2000 and 1999, and the results of their operations and their cash flows for the nine months ended September 30, 2001, for the year ended December 31, 2000 and for the period from March 8, 1999 (inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 13, 2002

PAYPAL, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31,
			September 30, 2001	Pro Forma September 30, 2001
	1999	2000
				(unaudited) (Note 1)
ASSETS
Cash and cash equivalents	$8,442	$108,280	$138,614
Short-term investment securities	—	11,862	4,998
Restricted cash	150	3,976	6,548
Funds receivable	—	11,271	26,674
Other receivables	209	2,483	950
Prepaid expenses and other current assets	627	910	2,208

Total current assets	9,428	138,782	179,992
Long-term investment securities	—	—	37,191
Investment in common stock	2,000	—	—
Fixed assets, net	743	10,398	15,244
Goodwill and other intangibles, net	493	82,087	32,831
Other assets	178	530	643

Total assets	$12,842	$231,797	$265,901

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' (DEFICIT) EQUITY
Due to customers	$—	$82,786	$139,993
Funds payable	—	6,721	16,584
Reserve for transaction losses	—	4,900	5,332
Accounts payable and accrued liabilities	1,090	8,799	8,136
Other liabilities	—	173	1,397

Total current liabilities	1,090	103,379	171,442
Long-term capital leases	—	230	1,883

Total liabilities	1,090	103,609	173,325

Mandatorily redeemable convertible preferred stock, par value $0.001: 68,850, 193,284, 197,869 shares authorized at December 31, 1999 and 2000 and September 30, 2001, respectively; 44,955, 156,700, 173,421 shares issued and outstanding at December 31, 1999 and 2000 and September 30, 2001, respectively.	15,791	241,641	279,224	$—
Commitments and contingencies (Note 17)
Stockholders' equity (deficit):
Common stock, par value $0.001: 300,000 shares authorized; 4,396, 9,328 and 10,459 issued and outstanding at December 31, 1999 and 2000 and September 30, 2001; and 53,814 (unaudited) pro forma issued and outstanding at September 30, 2001	4	9	10	54
Additional paid in capital	3,754	69,825	101,176	380,356
Non-cash deferred stock-based compensation	(3,039)	(8,597)	(21,145)	(21,145)
Stockholder notes	(139)	(565)	(1,953)	(1,953)
Accumulated deficit	(4,619)	(174,125)	(264,736)	(264,736)

Total stockholders' (deficit) equity	(4,039)	(113,453)	(186,648)	92,576

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' (deficit) equity	$12,842	$231,797	$265,901

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

			Nine Months Ended September 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Transaction and other fees	$—	$8,476	$1,051	$61,377
Interest on funds held for others	—	2,046	967	3,018
Service agreement revenues	—	3,938	3,601	—

Total revenues	—	14,460	5,619	64,395

Transaction processing expenses	—	25,093	15,994	31,854
Provision for transaction losses	—	11,028	7,721	9,703
Customer service and operations(1)	230	15,754	10,097	21,962
Product development(1)	483	4,419	3,060	6,334
Selling, general and administrative(1)	3,691	34,950	27,357	16,782
Stock-based compensation	354	5,825	4,707	20,959
Amortization of goodwill and other intangibles	124	49,313	32,898	49,246
Service agreement costs and termination expenses	—	41,142	33,932	—

Total operating expenses	4,882	187,524	135,766	156,840

Loss from operations	(4,882)	(173,064)	(130,147)	(92,445)
Interest income	264	2,124	1,167	2,325
Other income (expense), net	(1)	1,434	1,377	859

Net loss	$(4,619)	$(169,506)	$(127,603)	$(89,261)

Basic and diluted net loss per share	$(12.09)	$(52.47)	$(46.46)	$(14.46)

Shares used in calculating basic and diluted net loss per share	382	3,230	2,747	6,265

Pro forma basic and diluted net loss per share (unaudited)	$(0.60)	$(5.38)	$(4.55)	$(1.90)

Shares used in calculating pro forma basic and diluted net loss per share (unaudited)	7,714	31,513	28,054	47,804

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$66	$213	$129	$1,486
Product development	138	915	292	6,215
Selling, general and administrative	150	4,697	4,286	13,258

Total	$354	$5,825	$4,707	$20,959

The accompanying notes are an integral part of these consolidated financial statements.

         PAYPAL, INC.
CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(IN THOUSANDS)

	Mandatorily Redeemable Convertible Preferred Stock		Stockholders' Deficit
			Common Stock			Non-Cash Deferred Stock-based Compensation
					Additional Paid-In Capital		Stockholder Notes	Accumulated Deficit	Total Stockholder's (Deficit)
	Shares	Amount	Shares	Amount
Date of Inception
Issuance of Series A mandatorily redeemable convertible preferred stock for cash and intangible assets, net of issuance costs of $51	38,850	$12,899	—	$—	$—	$—	$—	$—	$—
Issuance of Series B mandatorily redeemable convertible preferred stock, net of issuance costs of $15	6,105	2,892	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	6,006	6	3,032	(2,745)	—	—	293
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	147	—	—	147
Issuance of restricted common stock to non-employees in exchange for services	—	—	131	—	66	(63)	—	—	3
Amortization of non-cash deferred stock-based compensation associated with non-cash deferred stock-based compensation from sales of restricted common stock to non-employees	—	—	—	—	—	63	—	—	63
Repurchase of restricted common stock from an officer	—	—	(2,750)	(3)	(67)	—	—	—	(70)
Issuance of stock options to employees at below fair value	—	—	—	—	499	(499)	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	59	—	—	59
Issuance of stock options to non-employees in exchange for services	—	—	—	—	1	(1)	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	—	—	—	—
Issuance of warrants in exchange for services	—	—	—	—	85	(85)	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	85		—	85
Stockholder notes issued for restricted common stock	—	—	1,009	1	138	—	(139)	—	—
Net loss	—	—	—	—	—	—	—	(4,619)	(4,619)

Balance at December 31, 1999	44,955	15,791	4,396	4	3,754	(3,039)	(139)	(4,619)	(4,039)
Issuance of Series B mandatorily redeemable convertible preferred stock	21,000	10,003	—	—	—	—	—	—	—
Issuance of Series C mandatorily redeemable convertible preferred stock, net of issuance costs of $96	36,364	99,904	—	—	—	—	—	—	—
Issuance of Series D mandatorily redeemable convertible preferred stock, net of issuance costs of $782	16,119	47,577	—	—	—	—	—	—	—
Issuance of equity pursuant to merger:
Series AA mandatorily redeemable convertible preferred stock	5,052	7,730	—	—	—	—	—	—	—
Series BB mandatorily redeemable convertible preferred stock	24,248	37,452	—	—	—	—	—	—	—
Series CC mandatorily redeemable convertible preferred stock	18,523	30,249	—	—	—	—	—	—	—
Common stock	—	—	6,372	6	38,607	—	—	—	38,613
Warrants assumed	—	—	—	—	8,480	—	—	—	8,480
Options assumed	—	—	—	—	7,182	—	—	—	7,182
Issuance of restricted common stock to employees at below fair value	—	—	—	—	218	(218)	—	—	—
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	344	—	—	344
Issuance of stock options to employees at below fair value	—	—	—	—	11,079	(9,508)	—	—	1,571
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	1,904	—	—	1,904
Issuance of stock options to non-employees in exchange for services	—	—	—	—	207	(207)	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	207	—	—	207
Repurchase of restricted Series B mandatorily redeemable convertible preferred stock from an officer	(18,813)	(8,961)	—	—	—	—	—	—
Reassignment of rights to Series B mandatorily redeemable convertible preferred stock to an officer	3,149	1,890	—	—	3,369	(3,369)	(389)	—	(389)
Amortization of non-cash deferred stock-based compensation associated with rights to purchase Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	3,369	—	—	3,369
Repurchase of restricted common stock from an officer	—	—	(1,615)	(1)	(3,088)	1,920	—	—	(1,169)
Exercise of stock options	—	—	175	—	23	—	—	—	23
Exercise of warrants	6,103	6	—	—	(6)	—	—	—	(6)
Stockholders' notes assumed in merger	—	—	—	—	—	—	(37)	—	(37)
Net loss	—	—	—	—	—	—	—	(169,506)	(169,506)

Balance at December 31, 2000	156,700	241,641	9,328	9	69,825	(8,597)	(565)	(174,125)	(113,453)

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.
CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
(IN THOUSANDS) (Continued)

	Mandatorily Redeemable Convertible Preferred Stock		Stockholders' Deficit
			Common Stock			Non-Cash Deferred Stock-based Compensation
					Additional Paid-In Capital		Stockholder Notes	Accumulated Deficit	Total Stockholder's (Deficit)
	Shares	Amount	Shares	Amount
Issuance of Series D mandatorily redeemable convertible preferred stock, net of issuance costs of $451	12,628	37,433	—	—	—	—	—	—	—
Repurchase of restricted Series C mandatorily redeemable convertible preferred stock from an officer	(91)	(250)	—	—	—	—	—	—	—
Repurchase of restricted Series D mandatorily redeemable convertible preferred stock from an officer	(166)	(500)	—	—	—	—	—	—	—
Repurchase of restricted common stock from an officer	—	—	(500)	(1)	(12)	15	13	—	15
Repurchase of common stock	—	—	(172)	—	(46)	—	44	—	(2)
Issuance of stock options to employees at below fair market value	—	—	—	—	10,444	(10,809)	—	—	(365)
Amortization of non-cash deferred stock-based compensation associated with stock options to employees at below fair value	—	—	—	—	—	6,936	—	—	6,936
Amortization of non-cash deferred stock-based compensation from sales of restricted common stock to employees	—	—	—	—	—	72	—	—	72
Issuance of stock options to non-employees in exchange for services	—	—	—	—	214	(214)	—	—	—
Amortization of non-cash deferred stock-based compensation associated with stock options to non-employees in exchange for services	—	—	—	—	—	210	—	—	210
Issuance of shareholders notes in connection with the Liquidity Program	—	—	—	—	10,328	(10,328)	(5,362)	—	(5,362)
Exercise of call in connection with the Liquidity Program	(150)	(450)	(390)	—	(4,686)	—	5,272	—	586
Amortization of non-cash deferred stock-based compensation associated with Liquidity Program	—	—	—	—	—	9,942	—	—	9,942
Issuance of Class A stock in exchange for notes receivable from an officer	4,500	1,350	—	—	12,150	(12,150)	(1,350)	—	(1,350)
Deemed dividend on Class A stock	—	—	—	—	1,350	—	—	(1,350)	—
Amortization of non-cash deferred stock-based compensation associated with Class A stock	—	—	—	—	—	3,778	—	—	3,778
Exercise of stock options	—	—	2,193	2	1,597	—	(5)	—	1,594
Issuance of warrants in exchange for services	—	—	—	—	12	(12)	—	—	—
Amortization of warrants issued in exchange for services	—	—	—	—	—	12	—	—	12
Net loss	—	—	—	—	—	—	—	(89,261)	(89,261)

Balance at September 30, 2001	173,421	$279,224	10,459	$10	$101,176	$(21,145)	$(1,953)	$(264,736)	$(186,648)

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

			Nine Months Ended September 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Cash flows from operating activities
Net loss	$(4,619)	$(169,506)	$(127,603)	$(89,261)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	—	11,028	7,721	9,702
Depreciation and amortization of fixed assets	78	2,352	1,431	3,890
Amortization of goodwill and other intangibles	124	49,313	32,898	49,246
Non-cash stock-based compensation	354	5,825	4,707	20,959
Changes in operating assets and liabilities:
Restricted cash	(150)	(3,826)	(962)	(2,572)
Funds receivable and other current receivables	(209)	(13,546)	(11,415)	(13,869)
Prepaid expenses and other assets	(805)	(635)	(647)	(1,411)
Due to customers	—	82,786	67,523	57,207
Charge-offs and recoveries to provision for transaction losses	—	(6,128)	(749)	(9,270)
Accounts payable and accrued liabilities	1,090	7,709	6,137	(662)
Funds payable and other liabilities	—	7,124	8,936	9,739

Net cash provided by (used in) operating activities	(4,137)	(27,504)	(12,023)	33,698

Cash flows from investing activities
Investments in Community BancShares, Inc. common stock	(2,000)	2,000	(300)	—
Purchase of investment securities	—	(11,862)	(60,991)	(30,327)
Purchase of fixed assets and domain names	(938)	(11,743)	(10,195)	(8,737)

Cash used in investing activities	(2,938)	(21,605)	(71,486)	(39,064)

Cash flows from financing activities
Proceeds from capital lease	—	—	—	3,000
Proceeds from issuance of preferred stock, net	15,291	157,484	145,207	37,433
Proceeds from issuance of restricted stock to employees	293	1,571	1,270	—
Proceeds from issuance of restricted stock to non-employees	3	—	—	—
Proceeds from exercise of stock options	—	23	16	1,593
Proceeds from exercise of warrants	—	—	6	—
Payments to repurchase common stock	—	—	—	(365)
Payments to repurchase restricted common stock	(70)	(1,170)	(1,170)	15
Payments to repurchase preferred stock	—	(8,961)	(8,961)	(750)
Payments made to employees associated with Liquidity Program	—	—	—	(5,226)

Cash provided by financing activities	15,517	148,947	136,368	35,700

Net increase in cash and cash equivalents	8,442	99,838	52,859	30,334
Cash and cash equivalents at beginning of period	—	8,442	8,442	108,280

Cash and cash equivalents at end of period	$8,442	$108,280	$61,301	$138,614

The accompanying notes are an integral part of these consolidated financial statements.

Noncash investing and financing activities:
Issuance of Series A mandatorily redeemable convertible preferred stock in exchange for domain name	$500	$—	$—	$—

Issuance of stock for merger of Confinity	$—	$129,707	$129,707	$—

Non-cash deferred stock-based compensation associated with issuance of stock options to employees	$499	$9,508	$5,122	$10,809

Non-cash deferred stock-based compensation associated with issuance of stock options to non-employees	$1	$207	$155	$214

Non-cash deferred stock-based compensation associated with issuance of restricted common stock to employees	$2,745	$218	$218	$—

Non-cash deferred stock-based compensation associated with issuance of restricted common stock to non-employees in exchange for services	$63	$—	$—	$—

Stockholder notes issued for Class A stock	$—	$—	$—	$1,350

Non-cash deferred stock-based compensation associated with issuance of Class A stock	$—	$—	$—	$12,150

Non-cash deferred stock-based compensation associated with Liquidity Program	$—	$—	$—	$10,328

Stockholder notes issued in connection with Liquidity Program	$—	$—	$—	$5,362

Exercise of call and the retirement of common stock associated with the Liquidity Program	$—	$—	$—	$5,136

Repayment of stockholder notes in connection with Liquidity Program	$—	$—	$—	$5,272

Stockholder notes issued for restricted common stock	$139	$—	$—	$—

Issuance of warrants in connection in exchange for services and an equipment loan	$85	$—	$—	$12

Reduction of notes receivable in conjunction with repurchase of common stock	$—	$—	$—	$57

Reassignment of rights to Series B mandatorily redeemable convertible preferred stock	$—	$3,369	$3,369	$—

Issuance of notes receivable in exchange for Series B mandatorily redeemable convertible preferred stock	$—	$389	$389	$—

Notes receivable assumed in merger	$—	$37	$37	$—

Assets acquired under capital lease	$—	$588	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$6	$65	$37	$83

The accompanying notes are an integral part of these consolidated financial statements.

PAYPAL, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        PayPal, Inc., previously known as X.com Corporation (the "Company"), was incorporated as a Delaware corporation in March 1999 and began substantive operations in November 1999. The Company's initial focus was offering Internet banking services, which consisted of accepting deposits, payment services and limited extension of credit, provided through an agreement with First Western National Bank ("First Western"). In the second half of 2000, the Company focused on on-line payments and discontinued offering Internet banking services. The Company formally changed its name to PayPal, Inc. in February 2001. The PayPal product allows customers to transfer money to anyone with an email address. Customers create and fund their accounts through the Company's website (www.paypal.com). Accounts are funded using a credit card, a bank account, or funds received from other customers. Customers can use the PayPal product to send payments to other customers as well as non-customers (who receive an email that alerts them that funds have been set aside in their name, and provides them with instructions on opening an account in order to claim the funds).

Principles of consolidation

        The accompanying consolidated financial statements include the results of operations of the Company and its wholly owned subsidiary, PayPal Asset Management Inc. All significant intercompany transactions have been eliminated.

Stock split

        In January 2000 and November 2001, the Board of Directors approved a three-for-one stock split and a one-for-four reverse stock split. Accordingly, all common share and per common share amounts have been restated retroactively to reflect these splits. Prior to giving retroactive effect to the one-for-four reverse stock split, net loss per share—basic and diluted was $3.02, $13.12, $11.62 and $3.62 for the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2000 and 2001 respectively.

Use of estimates

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim financial information

        The interim consolidated statements of operations and cashflows for the nine-month period ended September 30, 2000, together with the financial data and other information for this period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Risk and uncertainties

        The Company's future results of operations involve a number of risk and uncertainties. Factors that could affect the Company's future operating results and cause actual results to differ materially from expectations include, but are not limited to: customer adoption of the PayPal product, continued use of PayPal for on-line auction transactions, competition, changes to credit card association rules and practices, the Company's ability to manage fraud, application of laws and regulations to the Company's business, rates at which users fund payments using credit cards and the Company's ability to manage growth.

        The Company has incurred substantial losses and negative cash flows from operations since inception. For the year ended December 31, 1999 and 2000 and for the nine months ended September 30, 2001, the Company incurred a loss from operations of $4.6 million, $169.5 million and $89.3 million and cash (outflows)/inflows from operations of $(4.1) million, $(27.5) million and $33.7 million, respectively. As of December 31, 1999 and 2000 and September 30, 2001, the Company had an accumulated deficit of $4.6 million, $174.1 million and $264.7 million, respectively. The Company raised private equity financing of $173.3 million, net of issuance costs during 1999 and 2000. The Company raised an additional $37.4 million, net of issuance costs in the first nine months of 2001. Management believes, based on current levels of operations and anticipated growth, its cash from operations, without giving effect to net proceeds from their offering, will suffice to fund their operations through at least 2002.

Concentration of business volume

        The Company processes a majority of its transactions for customers conducting business using the services of one major Internet auction company. Although the Company's relationships lie directly with PayPal customers, the Internet auction company's ability to continue attracting customers and generating volume could have a significant impact on the Company.

Concentration of credit risk

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, receivables, and investment securities. The Company invests its cash primarily in money market securities and in the PayPal Money Market Reserve Fund ("the Fund"), which are uninsured. As part of its cash management process, the Company performs periodic evaluations of the relative credit standing of these financial institutions.

Reserves for transaction losses

        The Company is exposed to transaction losses due to fraud, as well as non-performance of third parties and customers. The Company establishes reserves for estimated losses arising from processing customer transactions, such as ACH returns, debit card overdrafts, charge-backs for unauthorized credit card use and merchant related charge-backs due to non-delivery of goods or services. These reserves represent an accumulation of the estimated amounts, using an actuarial technique, necessary to provide for transaction losses incurred as of the reporting date, including those to which the Company has not yet been notified. The Company faces a rolling window of uncertainty in their loss reserving which is inherently narrow in its range. Customers typically have up to 90 days to file transaction disputes (e.g., charge-backs or Regulation E disputes). Consequently, the time between loss reserving and realization is short. This technique enables the Company to estimate the total of expected losses by loss category, for example unauthorized use vs. merchant related losses, based on the historical charge-back reporting pattern. The total of expected losses, less the total amount of charge-backs incurred to date equals the reserve for estimated losses incurred but not reported as of the reporting date.

        The reserves are based on known facts and circumstances, internal factors including the Company's experience with similar cases, historical trends involving loss payment patterns and the mix of transaction and loss types. Additions to the reserve, in the form of provisions, are reflected in current operating results, while charge-offs to the reserve are made when a loss is determined to have occurred. Recoveries are reflected as collected in the reserve for transaction losses.

        The establishment of appropriate reserves for transaction losses is an inherently uncertain process, and ultimate losses may vary from the current estimates. The Company regularly updates its reserve estimates as new facts become known and events occur that may impact the settlement or recovery of losses. The reserves are maintained at a level deemed appropriate by management to adequately provide for losses incurred at the balance sheet date.

Segment reporting

        Statement of Financial Accounting Standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The method for determining what information to report is based upon the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

        The Company's chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. For the years ended December 31, 1999 and 2000, the Company had no significant foreign operations. For the nine-month period ended September 30, 2001, revenues from customers located outside the U.S. totaled $8.7 million, or approximately 13% of total revenue. There were no long-lived assets outside the U.S. during any period presented.

Fair value of financial instruments

        The carrying amount of the Company's financial instruments, including cash and cash equivalents, investment securities and receivables, approximated fair value as of December 31, 1999 and 2000, and September 30, 2001.

Comprehensive income

        The Company classifies items of other comprehensive income, such as unrealized gains and losses on investment securities, by their nature in the financial statements and displays the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. As of December 31, 1999 and 2000 and September 30, 2001, the Company had no such items.

Cash and cash equivalents

        The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

Investment securities

        All of the Company's investment securities are classified as held to maturity and are reported at amortized cost. Those investments with maturities greater than three months and less than twelve months at the date of acquisition are considered short-term investments and those with maturities greater than twelve months at the date of acquisition are considered long-term investments.

        A decline in the fair value of any security below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security.

        Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Funds receivable and funds payable

        Funds receivable and payable arise due to the time taken to clear transactions through external payment networks. When a customer funds their account using their bank account or credit card, or withdraws money to their bank account or through a debit card transaction, there is a clearing period before the cash is received or sent by PayPal, usually two or three days. Hence, these funds are treated as a receivable or payable until the cash is settled.

Investment in common stock

        As discussed in Note 18, in November 1999, the Company entered into an agreement with Community Bancshares Inc (CBI), in which the Company purchased a minority interest in CBI for $2 million. The investment was accounted for under the cost method. In August 2000, the Company exercised its put agreement requiring the then current CEO of CBI to repurchase the shares of CBI common stock from the Company for the original purchase price of $2 million.

Fixed assets

        Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, three years for software and five years for furniture and fixtures. Maintenance and repairs are expensed as incurred.

Capitalized software

        Cost of internal use software and website development costs are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which require that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software, are capitalized. Capitalized costs are amortized over approximately three years on a straight-line basis. As of December 31, 1999 and 2000 and September 30, 2001, the Company had capitalized approximately $0.2 million, $1.3 million and $2.3 million respectively, in internally developed software costs and recognized approximately $19,700, $567,100 and $735,000, respectively, of amortization expense.

Goodwill and other intangibles

        Goodwill and other intangibles are carried at cost less accumulated amortization. The cost of goodwill and other identified intangibles are being amortized on a straight-line basis over two years. Other intangibles include purchased domain names, licenses, and identifiable intangibles acquired in business combination.

Impairment of long-lived assets, including goodwill and other intangibles

        The Company assesses the impairment of its long-lived assets and other identifiable intangibles and related goodwill periodically in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company also assesses the impairment of enterprise level goodwill periodically in accordance with the provision of Accounting Principles Board Opinion (APB) No. 17, Intangible Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could result in an impairment review include but are not limited to, significant underperformance relative to expected historical or projected future operating results, undiscounted cash flows are less than the carrying value, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period, and the Company's market capitalization relative to net book value. If the Company determines that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company will measure any impairment based on the projected discounted cash flow method using a discount rate commensurate with the risk inherent to the Company's current business model. As of September 30, 2001, the Company has not identified any such impairment.

        The Company purchased domain names and licenses related to the Internet banking operations and capitalized the related cost. Upon termination of this business in December 2000 (see Note 18), the Company wrote-off the unamortized balance of approximately $0.5 million.

Due to customers

        Customers utilize the Company's services to transfer money via the Internet. Any stored value remaining from transactions in a customer's account represents a liability of the Company to the customer. Customer balances are insured against unauthorized transactions by a third party insurance company up to $100,000. Customers can elect to sweep their account balances into the mutual fund to earn a rate of return; otherwise, no interest is paid on customer account balances.

Stock-based compensation

        The Company accounts for non-cash stock-based employee compensation in accordance with APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company adopted FASB Interpretation No. 44 ("FIN 44") Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB 25 as of July 1, 2000. FIN 44 provides guidance on the application of APB 25 for non-cash stock-based compensation to employees. For fixed grants, under APB No. 25, compensation expense is based on the excess of the fair value of the Company's stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years. For variable grants, compensation expense is based on changes in the fair value of the Company's stock and is recorded using the methodology set out in FIN 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB 15 and APB 25.

        The Company accounts for non-cash stock-based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Net loss per share and share amounts

        Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are included in the diluted net income (loss) per common share calculation to the extent these shares are dilutive.

        All outstanding and weighted average share amounts presented in this report have been restated to reflect the three-for-one stock split approved in January 2000 and the one-for-four reverse stock split approved in November 2001.

Unaudited pro forma net loss per share

        Pro forma net loss per share for the period from March 8, 1999 to December 31, 1999, the year ended December 31, 2000 and for the nine months ended September 30, 2001 is computed using the weighted average number of shares outstanding, including the conversion of the Company's mandatorily redeemable convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering (IPO), as if such conversion occurred at March 8, 1999 or at the date of issuance, if later. The calculation of pro forma diluted net loss per share excludes incremental common stock issuable upon the exercise of stock options and warrants, as the effect would be antidilutive.

Unaudited pro forma information

        Upon the closing of an IPO, each of the outstanding shares of mandatorily redeemable convertible preferred stock will automatically convert into 0.25 shares of common stock. The pro forma balance sheet presents the Company's balance sheet as if the conversion had occurred at September 30, 2001.

Revenue recognition

        The Company earns transaction fees from processing transactions for selected customers. Revenue resulting from these transactions is recognized as transactions are completed. A transaction fee is charged to customers meeting certain criteria (such as account type and volume of payments received per month) for funds they receive.

        The Company also recognizes investment management fees pursuant to a contractual agreement based upon the average net assets of the Fund. Investment management fees are recognized over the period that assets are under management. As of December 31, 2000 and September 30, 2001, customer funds invested in the Fund under management totaled approximately $17.2 million and $49.7 million, respectively. As of December 31, 2000 and September 30, 2001 the Company's cash and cash equivalents included approximately $58.2 million and $45.9 million invested in these funds, respectively, of which $35.4 million and $45.9 million, respectively, were funds being held on behalf of others.

        As part of its cash management process, the Company earns interest on funds held on behalf of others by investing the stored value remaining in the customer accounts in money market and money market equivalent securities overnight. The interest income received on these investments is accrued and recognized as income in the period in which it is earned.

        In accordance with its Internet banking service agreement (see Note 18), the Company was entitled to earn 50% of any income and reimbursed First Western all losses resulting from the operation of the program. Revenues from this service agreement consisted primarily of interest income received from investing the Company's excess cash in overnight investments.

Transaction processing expenses

        Transaction processing expenses consist primarily of third party transaction fees, such as Automatic Clearing House (ACH) and check processing, credit card processing and debit card processing expenses.

Advertising expenses

        The cost of advertising is expensed as incurred. For the years ended December 31, 1999 and 2000, advertising cost totaled $329,910 and $126,536, respectively. For the nine months ended September 30, 2001, advertising expenses totaled $43,165.

Customer acquisition costs

        At times, the Company has paid an acquisition cost ranging from $5 to $10 to each customer opening a new PayPal account and an additional $5 to $10 to those customers who refer another new account holder to the Company. The amounts paid are not dependent on whether the customer generates revenue for the Company. These amounts are deposited into the customer's account after certain requirements are met. During the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001, acquisition costs of $0.5 million, $15.4 million, and $0.6 million, respectively, have been expensed as incurred and are included in promotional and marketing expense.

Income taxes

        The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent accounting pronouncements

  Business Combinations

        In June 2001, the Financial Accounting Standard Board (FASB) issued SFAS No. 141, Business Combinations ("SFAS No. 141"). This standard concludes that all business combinations within the scope of the statement will be accounted for using the purchase method. Previously, the pooling-of-interests method was required whenever certain criteria were met. SFAS No. 141 requires separate recognition of intangible assets apart from goodwill if they meet one of two criteria: the contractual-legal criterion or the separability criterion. SFAS No. 141 also requires the disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

        The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company does not expect the adoption of this standard to have a significant impact on the cash flows or statement of operations.

  Goodwill and Other Intangibles

        In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). It addressed how intangible assets that are acquired individually or within a group of assets (but not those acquired in business combination) should be accounted for in the financial statements upon their acquisition. SFAS No. 142 adopts a more aggregate view of goodwill and bases the accounting on the units of the combined entity into which an acquired entity is aggregated. SFAS No. 142 also prescribes that goodwill and other intangibles that have indefinite useful lives will not be amortized but rather tested at least annually for impairment. Intangible assets that have definite lives will continue to be amortized over their useful lives, but no longer with the constraint of the 40-year ceiling. SFAS No. 142 provides specific guidance for the testing of goodwill for impairment, which may require remeasurement of the fair value of the reporting unit. Additional ongoing financial statement disclosures are also required.

        The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of the fiscal year and applied to all goodwill and other intangibles recognized in the financials at that date. Impairment losses are to be reported as resulting from a change in accounting principle. The impact on the Company of the adoption of this standard has not yet been determined.

        In August 2001, the FASB issued SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144. It supercedes SFAS No. 121 Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and APB Opinion No. 30 Reporting the Effects of Disposal of a Segment of a Business. It establishes a single account model based upon the framework of SFAS No. 121. It removes goodwill and intangible assets from its scope. It describes a probability-weighted cash flow estimation approach to deal with certain situations. It also establishes a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The Company has not fully assessed the impact of the adoption of SFAS 144 upon its financial position or results of operations.

2.    BUSINESS COMBINATION

        On March 30, 2000, X.com merged with Confinity, Inc., (a development stage company) which developed the PayPal product. Under the terms of the agreement, as part of the purchase price paid, X.com issued 6,372,369 shares of common stock and 5,051,627 shares of Series AA, 24,247,842 shares of Series BB, and 18,522,653 shares of Series CC, preferred stock, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, as part of this consideration, X.com assumed Confinity's options and warrants outstanding into options and warrants to purchase X.com's common and Series CC preferred stock. X.com was the surviving entity in the merger as it had the majority of the outstanding voting interest and the fully diluted interest in the Company immediately following the merger. The former stockholders of Confinity owned approximately 46.5% of the total outstanding voting interest of the Company immediately following the merger. X.com formally changed its name to PayPal, Inc. in February 2001.

        The merger has been accounted for under the purchase accounting method. In accordance with APB 16, the cost to acquire Confinity was allocated among the identifiable tangible and intangible assets acquired and liabilities assumed based on the fair market value at the date of acquisition. The fair value of the stock consideration paid, was based upon an arms-length third party equity round that closed concurrently with the acquisition. In accordance with APB 16, the Company determined the fair value of each series of securities issued in the acquisition. The fair values were determined using a valuation model which valued each series by assessing its characteristics, such as liquidation values, with reference to the most recent financing with a third party. For this purpose, the Company used as a reference its Series C preferred stock financing, which closed in March 2000 with total proceeds of $100.0 million at a price of $2.75 per share.

        The following table shows the allocation of the purchase price of $129.7 million:

Net liabilities assumed	$(1.6)
Goodwill	123.6
Purchased technology	0.6
Customer base	6.3
Assembled workforce	0.8

Total	$129.7

        The excess of the purchase price over the fair value of net assets acquired totaled $123.6 million. This amount has been included in intangible assets and is being amortized using the straight-line method over a two-year period. Amortization expense relating to these intangible assets totaled $49.3 million during the year ended December 31, 2000 and $49.2 million for the nine months ended September 30, 2001. Purchased technology that had reached technological feasibility and was principally represented by the technology underlying the PayPal product was valued using a replacement cost method. This analysis resulted in an allocation of $0.6 million to existing technology, which was capitalized and is being amortized over two years. Additionally, a replacement cost analysis of the customer base and assembled workforce resulted in $6.3 million and $0.8 million, respectively, being capitalized and amortized over two years.

        The consolidated financial statements include the results of Confinity since March 31, 2000. The following unaudited pro forma consolidated financial information presents the combined results of the Company and Confinity as if the merger had occurred at the beginning of the years presented below, after giving effect to certain adjustments, principally amortization of goodwill and other intangible assets.

	Years Ended December 31,
	1999	2000
	(In thousands, except per share amounts)
Revenue	$350	$14,545
Net loss	$(72,944)	$(201,555)
Basic and diluted net loss per share	$(10.80)	$(41.79)

3.    CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of the following (in thousands):

	December 31,
			September 30, 2001
	1999	2000
Cash—Corporate	$27	$—	$3,407
Cash—Customers' accounts	—	3,330	3,084

Total cash	27	3,330	6,491

Cash equivalents—Corporate	8,415	47,065	18,968
Cash equivalents—Customers' accounts	—	57,885	113,155

Total cash equivalents	8,415	104,950	132,123

Total cash and cash equivalents	$8,442	$108,280	$138,614

4.    RESTRICTED CASH

        In connection with processing transactions with financial institutions, the Company pledges cash in the form of certificates of deposits. The Company uses restricted cash to secure letters of credits with banks to provide collateral to other financial institutions for actual or contingent liabilities arising from potential charge-backs, adjustments, fees or other charges due to or incurred by the Company.

        The Company had pledged certificates of deposit totaling $0, $3 million and $5 million as of December 31, 1999 and 2000 and September 30, 2001, respectively, pursuant to these agreements.

        Pursuant to a marketing agreement with a software company entered into in September 2000, the Company obtained an irrevocable standby letter of credit with a financial institution for this company, for the minimum payments due in accordance with the agreement (see Note 17). As of December 31, 2000 and September 30, 2001, the Company had pledged cash, in the form of a certificate of deposit, totaling $0.5 million to secure the letter of credit. There was no such agreement outstanding as of December 31, 1999.

        Additionally, in accordance with the lease agreement, the Company has an irrevocable standby letter of credit with a financial institution and has pledged cash, in the form of a certificate of deposit, in the amount of $150,000, $1 million, and $1 million as of December 31, 1999 and 2000 and September 30, 2001, respectively, to secure the letter of credit.

5.    INVESTMENT SECURITIES

        The Company held no investment securities as of December 31, 1999. As of December 31, 2000 and September 30, 2001, the amortized cost and estimated fair value of investment securities consist of the following (in thousands):

	December 31, 2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity securities:
Short-term investments:
Asset backed securities	$6,831	$22	$(1)	$6,852
U.S. Government agencies	5,031	20	—	5,051

Total securities	$11,862	$42	$(1)	$11,903

	September 30, 2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity securities:
Short-term investments:
U.S. Government agencies	$4,998	$54	$—	$5,052

	4,998	54	—	5,052

Long-term investments:
U.S. Government agencies	21,639	290	—	21,929
Asset backed securities	3,708	—	(4)	3,704
Collateralized Mortgage Obligation	11,844	104	(2)	11,946

	37,191	394	(6)	37,579

Total securities(2)	$42,189	$448	$(6)	$42,631

        The following table shows estimated fair value of the Company's investment securities by year of maturity as of September 30, 2001.

	2001	2002 through 2005	2006 through 2010	2011 and thereafter	Total
Held to Maturity securities:
U.S. Government agencies	$19,830	$7,152	$—	$—	$26,982
Asset backed securities(1)	332	3,372	—	—	3,704
Collateralized Mortgage Obligation(1)	—	—	5,085	6,860	11,945

Total securities	$20,162	$10,524	$5,085	$6,860	$42,631

(1)
Collateralized mortgage and asset backed securities are shown at contractual maturity; however, the average life of these securities may differ due to principal prepayments.

(2)
Includes $16.4 million in funds held on behalf of customers.

6.    FIXED ASSETS, NET

        Fixed assets consist of the following (in thousands):

	December 31,
			September 30, 2001
	1999	2000
Internally developed software	$198	$1,330	$2,312
Computer equipment	462	6,117	11,362
Purchased computer software	146	2,006	3,832
Furniture and fixtures	15	3,374	4,039

	821	12,827	21,545
Less: accumulated depreciation and amortization	(78)	(2,429)	(6,301)

Fixed assets, net	$743	$10,398	$15,244

        Depreciation and amortization expenses for the years ended December 31, 1999 and 2000 totaled approximately $0.1 million and $2.4 million, respectively. For the nine months period ended September 30, 2001, depreciation and amortization expenses totaled $3.9 million.

7.    GOODWILL AND OTHER INTANGIBLES, NET

        The components of goodwill and other intangibles are as follows (in thousands):

	December 31,
			September 30, 2001
	1999	2000
Goodwill	$—	$123,623	$123,623
Existing technology	—	620	620
Customer base	—	6,290	6,290
Assembled workforce	—	790	790
Purchased domain names	607	—	—
Licenses	10	10	10
Less: accumulated amortization	(124)	(49,246)	(98,502)

Goodwill and other intangibles, net	$493	$82,087	$32,831

        Amortization expense for the years ended December 31, 1999 and 2000 totaled $124,000 and $49.3 million, respectively. For the nine-month period ended September 30, 2001, amortization expense totaled $49.2 million.

        In May 1999, the Company acquired the X.com domain name in exchange for 1,500,000 shares of the Company's Series A mandatorily redeemable convertible preferred stock at an aggregate value of $0.5 million.

8.    RESERVE FOR TRANSACTION LOSSES

        The following summarizes the activity in the reserve for transaction losses for the years ended December 31, 1999 and 2000, and for the nine-months ended September 30, 2001.

Balance at December 31, 1999	$—
Provision for transaction losses	11,028
Charge-offs	(9,773)
Recoveries	3,645

Balance at December 31, 2000	4,900
Provision for transaction losses	9,703
Charge-offs	(15,615)
Recoveries	6,344

Balance at September 30, 2001	$5,332

9.    FEDERAL AND STATE TAXES

        For the years ended December 31, 1999 and 2000, and for the nine-months ended September 30, 2001, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses. Temporary differences, which give rise to significant components of the deferred tax assets, are as follows (in thousands):

	December 31,
			September 30, 2001
	1999	2000
Deferred tax assets
Net operating loss and credit carryforwards	$1,786	$51,574	$58,305
Reserves for transaction losses	—	1,960	2,133
Capitalized start-up	—	1,032	671
Accrued vacation	—	386	345

Total deferred tax assets	$1,786	$54,952	$61,454

Deferred tax liabilities
Fixed assets and capitalized software costs	(42)	(204)	(365)
Acquired identifiable intangibles, net	—	(1,925)	(770)

Total deferred tax liabilities	(42)	(2,129)	(1,135)

Valuation allowance	(1,744)	(52,823)	(60,319)

Net deferred tax assets	$—	$—	$—

Increase in deferred tax asset valuation allowance	$1,744	$51,079	$7,496

        In accordance with the provisions of SFAS No. 109, and due to the uncertainty surrounding the realization of favorable tax attributes in future tax returns, the Company has recorded a full valuation allowance against its net deferred tax assets at September 30, 2001, December 31, 2000 and 1999. At such time as it is determined that it is more likely than not that the deferred tax assets will be realizable, the valuation allowance will be reduced.

        As of September 30, 2001, the Company had federal and state net operating loss carryforwards of approximately $133.0 million and $120.0 million, respectively. These federal and state net operating loss carryforwards will begin to expire in varying amounts beginning in 2019 and 2007, respectively. In addition to these net operating loss carryforwards, Confinity, Inc. has pre-acquisition federal and state net operating loss carryforwards of approximately $15.0 million which begin to expire in 2020 and 2008, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to a cumulative ownership change of more than 50% over a three year period, as defined in Section 382 of the Internal Revenue Code. Such limitation has not yet been determined by the Company.

        Prior to the acquisition, Confinity, Inc. provided a full valuation allowance for its net deferred tax assets related primarily to capitalized start-up costs. The Company has recorded a full valuation allowance against these deferred tax assets. When it is determined that it is more likely than not that these deferred tax assets will be realizable, the valuation allowance will be reduced, accordingly.

        The following table reconciles the statutory federal tax rate:

	Year Ended December 31,
			Nine Months Ended September 30, 2001
	1999	2000
Statutory federal tax rate	34.00%	34.00%	34.00%
California franchise tax expense, net of federeral income tax benefit	5.35	5.35	5.83
Non-cash stock-based compensation	(5.71)	(1.10)	(9.95)
Non-deductible intangible amortization	(0.00)	(9.88)	(21.97)
Valuation allowance	(34.03)	(27.05)	(8.40)
Other, net	0.39	(1.32)	0.49

Effective income tax rate	0.00%	0.00%	0.00%

10.    MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

        At December 31, 1999, mandatorily redeemable convertible preferred stock consisted of the following (in thousands):

	Shares			Value of Stock Issued, Net of Issuance Costs
			Liquidation Amount
	Authorized	Outstanding
Series A	38,850	38,850	$12,949	$12,899
Series B	30,000	6,105	2,908	2,892

	68,850	44,955	$15,857	$15,791

        At December 31, 2000, mandatorily redeemable convertible preferred stock consisted of the following (in thousands):

	Shares			Value of Stock Issued, Net of Issuance Costs
			Liquidation Amount
	Authorized	Outstanding
Series A	38,850	38,850	$12,949	$12,899
Series B	27,105	11,441	5,449	5,824
Series C	36,364	36,364	100,001	99,904
Series D	33,000	16,119	48,357	47,577
Series AA (Issued pursuant to merger)	5,052	5,052	500	7,730
Series BB (Issued pursuant to merger)	24,248	24,248	4,500	37,452
Series CC (Issued pursuant to merger)	28,666	24,626	14,625	30,255

	193,285	156,700	$186,381	$241,641

        At September 30, 2001, mandatorily redeemable convertible preferred stock consisted of the following (in thousands):

	Shares			Value of Stock Issued, Net of Issuance Costs
			Liquidation Amount
	Authorized	Outstanding
Series A	38,850	38,850	$12,949	$12,899
Series B	11,441	11,441	5,449	5,824
Series C	36,364	36,273	99,751	99,654
Series D	28,748	28,581	85,740	84,510
Series E	20,000	—	—	—
Series AA (Issued pursuant to merger)	5,052	4,902	485	7,280
Series BB (Issued pursuant to merger)	24,248	24,248	4,500	37,452
Series CC (Issued pursuant to merger)	28,666	24,626	14,625	30,255
Class A	4,500	4,500	13,500	1,350

	197,869	173,421	$236,999	$279,224

Liquidation preference

        In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of mandatorily redeemable convertible preferred stock retain liquidation preference over common stockholders. The liquidation preference amounts are $0.3333 per share of Series A, $0.0990 per share of Series AA, $0.4763 per share of Series B, $0.1856 per share of Series BB, $2.75 per share of Series C, $0.5939 per share of Series CC, $3.00 per share of Series D and $3.00 per share of Class A stock.

        The remaining assets and funds of the Company available for distribution will be distributed ratably among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Redemption

        The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the Company is deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the mandatorily redeemable convertible preferred stock outside of the equity section as these factors are outside the control of the Company. The mandatorily redeemable convertible preferred stock is not redeemable in any other circumstances.

Voting rights

        Holders of mandatorily redeemable convertible preferred stock (except Class A stock) are entitled to vote together with holders of common stock. The number of votes granted to mandatorily redeemable convertible preferred stockholders equals the number of full shares of common stock into which each share of mandatorily redeemable convertible preferred stock could be converted as described in the Company's Certificate of Incorporation.

Conversion

        Each share of mandatorily redeemable convertible preferred stock is convertible at any time into 0.25 shares of common stock (subject to certain adjustments). Each share of mandatorily redeemable convertible preferred stock shall convert at the option of the holder or automatically upon the occurrence of the earlier of a closing of a firm commitment underwritten public offering of the Company's common stock with aggregate net cash proceeds to the Company of not less than $25.0 million or the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of mandatorily redeemable convertible preferred stock.

Dividends

        The holders of mandatorily redeemable convertible preferred stock (except Class A stock) are entitled to receive when, and if, declared by the Board of Directors, dividends at the rate of $0.0167 per share of Series A, $0.0049 per share of Series AA, $0.0238 per share of Series B, $0.0093 per share of Series BB, $0.1375 per share of Series C, $0.0297 per share of Series CC and $0.15 per share of Series D, respectively, per year, payable in preference to any payment of any dividend on common stock. The dividends are non-cumulative.

        As of December 31, 1999 and 2000 and September 30, 2001, no dividends had been declared on any series of the Company's preferred or common stock.

Private Placement of Class A Stock

        In August and September 2001, the Company issued 4,500,000 non-voting shares of a new class of mandatorily redeemable convertible preferred stock ("Class A") to or for the benefit of an officer of the Company. The Class A stock has a liquidation preference of $3.00 per share and can be converted at any time, at the option of the holders, into common stock at a conversion ratio of 4:1. In addition, the Class A stock will automatically convert to common stock at the conversion ratio in the event of an IPO raising at least $25 million. The shares of Class A stock are subject to a repurchase option held by the Company and other restrictions. As to 1,687,500 of those shares, 1,031,250 have been released from the repurchase option as of November 1, 2001. The Company has a right to repurchase all 656,250 remaining shares of those 1,687,500 shares at any time, for an amount equal to the price paid for the shares. This repurchase right lapses at a rate of 93,750 shares per month commencing in

September 2001, expiring completely in June 2002. In the event of a change of control, any of the 937,500 shares, which are then still subject to repurchase, will be released from the repurchase restrictions. With respect to the other 2,812,500 shares, commencing in June 2002, the repurchase right will lapse at a rate of 93,750 shares per month expiring completely in January 2005. In the event the executive officer's employment relationship with the Company is involuntarily terminated or terminated without cause within one year following a change of control, then all of the 2,812,500 shares which are then still subject to repurchase will be released from the repurchase restrictions. The Company also retains a call over 4,500,000 shares of the Class A stock, which can be exercised at a fixed price of $3.00 per share between July 2002 and 2005. The issuance price of $0.30 was below the fair value of the common stock and resulted in non-cash deferred stock-based compensation of $12,150,000, which is equal to the difference between the fair value of the common stock at the measurement date and the consideration received for these shares. At issuance, the convertible instrument was deemed to have an embedded beneficial conversion feature which is limited to the amount of the proceeds of $1,350,000. This amount is recorded as a deemed dividend in the Statement of Operations.

        In connection with the purchase of the shares of Class A stock by the executive officer, the Company made a full recourse loan in the amount of $1,350,000, at an interest rate of 8% per annum. The loan, including accrued interest, matures on September 10, 2005 and becomes payable immediately upon termination of the executive's employment for any reason.

11.    RESTRICTED STOCK

        During the year ended December 31, 1999, the Company issued 7,015,000 shares of restricted common stock for cash proceeds of $292,626 and a note in the amount of $139,275 to certain employees, directors and officers of the Company under Restricted Stock Purchase Agreements (RSPA). The issuance prices of the restricted common stock awarded ranged from $0.012 to $0.20 per share and the repurchase rights associated with these grants lapse at a rate of 1/48 per month. In some cases, the issuance price was below the fair value of the common stock and resulted in non-cash deferred stock-based compensation for 1999 of $2,745,485, which was equal to the difference between the fair value of the common stock at the measurement date and the consideration received for these shares. The non-cash deferred stock-based compensation is being amortized over the vesting period of the shares. For the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001 the amortization of non-cash deferred stock-based compensation associated with these restricted stock awards was $147,342, $343,627 and $72,268, respectively.

        During the years ended December 31, 1999 and 2000, the Company repurchased 2,750,000 and 1,609,000 shares of restricted common stock, respectively, from certain employees, directors and officers of the Company, pursuant to the repurchase provisions of the RSPA. During the nine months ended September 30, 2001, in connection with termination of employment, the Company repurchased 647,656 shares of restricted common stock from two former officers of the Company. All repurchases were made at the issuance price paid for the shares when granted.

        During the year ended December 31, 1999, the Company granted 130,924 shares of restricted common stock for aggregate proceeds of $2,613, to non-employees of the company in connection with consulting agreements. The issuance prices of the restricted common stock awarded ranged from $0.012 to $0.132 per share. One award of 3,424 shares was fully vested at the date of grant. The issuance price was below the fair value of the common stock and resulted in a deferred compensation of $62,779, which was equal to the difference between the fair value of the common stock and the consideration received for the shares. The amortization of deferred compensation is being recognized in full during 1999 as consulting expense as the shares were fully vested upon grant. The remaining awards of 127,500 shares vest at a rate of 1/48 per month in accordance with the terms of the RSPA. There was no deferred compensation relating to these shares as the fair value was equal to the consideration received.

        During the year ended December 31, 2000 the Company issued 21,000,000 shares of Series B preferred stock at a price of $0.47633 per share to a principal stockholder and officer of the Company, under an RSPA. During August 2000, the Company exercised its right to repurchase 18,812,500 shares of the Series B preferred stock at the issuance price. Simultaneously, the Company reassigned a portion of this repurchase right to another principal stockholder and officer of the Company to purchase 3,149,055 shares of the 18,812,500 shares of Series B preferred stock at $0.60 per share. The shares were fully vested upon purchase. On the date of reassignment and purchase, the Company recorded $3,369,488 in non-cash stock-based compensation expense. The amount recorded represented the difference between the fair value of the Series B preferred stock at the date of reassignment and purchase and the price paid for the shares.

        The number of shares outstanding subject to repurchase as of December 31, 1999 and 2000 and at September 30, 2001 was 3.7 million, 5.7 million, and 4.1 million, respectively. (See Note 19 for impact on net loss per share).

12.    STOCKHOLDER NOTES RECEIVABLE

        During the year ended December 31, 1999, the Company issued 1,009,000 shares of restricted common stock in exchange for full-recourse promissory notes totaling $139,275. In addition, in conjunction with the merger with Confinity, the Company assumed a stockholder note receivable in the amount of $37,400. The principal and accrued interest are due three years from the date of issuance. These notes accrue interest in a range of 5.15%-8% per annum.

        During the year ended December 31, 2000, the Company issued 3,149,055 shares of Series B mandatorily redeemable convertible preferred stock to a principal stockholder of the Company in exchange for a full recourse note in the amount of $389,433. This note accrues interest at 6.62% per annum. Under the terms of the note, interest is compounded semiannually and added to the principal balance. The principal and accrued interest are due four years from the date of issuance.

13.    LIQUIDITY PROGRAM

        In July 2001, the Company adopted a new liquidity program which allowed for loans to or for the benefit of certain employees equal to the sum of up to 20% of their total equity investment in the Company times $6.00 per share. Each loan was non-recourse, secured in part by a pledge of shares of common stock owned by each participant and accrues interest at a fixed rate of 5.02% with principal and interest repayable in full at the end of the four-year term. In connection with each loan, each participant granted to the Company the right to purchase ("call") 10% of the shares of common stock owned by such participant at a price of $12 per share beginning one year from the date of the loan.

        In September 2001, the Company entered into amendments to all but one of the loan agreements, under which the call feature became exercisable on September 4, 2001 and which provided that prepayment of the loan in full would extinguish the call. The Company then exercised the calls on September 30, 2001 and purchased, 389,881 common shares and 150,000 of Series AA Preferred shares from the participants of the Liquidity Program for an aggregate consideration of $5,272,000. Three participants elected to repay the notes in full or partially in cash instead of allowing the Company to purchase 10% of their shares. The remaining participants used the proceeds to repay their promissory notes issued in July 2001. As of September 30, 2001, one loan associated with this program was outstanding and the remaining loans were paid in full. The Company will adjust non-cash deferred stock-based compensation associated with the one remaining participant's pledged equity awards in periods subsequent to September 30, 2001 until this $90,000 loan is paid in full.

        In accordance with EITF 95-16, the Company has remeasured ("the new measurement date") the 20% holdings of the participants' restricted stock pledged in accordance with the terms of the Liquidity Program upon granting of the non-recourse notes. As of September 30, 2001, non-cash deferred stock-based compensation of $10.3 million has been recognized, which is equal to the increase in the intrinsic value recorded at the original grant date and the new measurement date. Non-cash deferred stock-based compensation accrued during the vesting period shall be adjusted in subsequent periods, until the notes are settled for changes in the fair value of the shares but shall not be adjusted below zero. Amortization will be recognized in accordance with the vesting terms of the original equity awards using the methodology set out in FIN 28. As of September 30, 2001, amortization of $9.9 million has been recognized. The remaining non-cash deferred stock-based compensation associated with the 10% of the Liquidity Program participants' equity investment, not subject to repurchase, will be amortized over the original vesting period or period over which the Company's repurchase right expires on a straight-line basis.

14.    STOCK OPTION PLAN

        As of September 30, 2001, the Company had reserved up to 4,677,733 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company's 1999 Stock Plan (the "Plan"). Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may only be granted to Company employees (including officers and directors who are also employees). Nonqualified Stock Options ("NSO") may be granted to both Company employees and consultants. Options under the Plan may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors provided, however, that (1) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (2) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Such options are exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options granted under the Plan are exercisable according to the terms of each option; however, in the event of a change in control or merger as defined in the Plan, 12 months of options shall immediately become vested and exercisable in full. Options granted generally vest at a rate of 25% of the option shares upon the optionee's completion of one year of service measured from the vesting commencement date. The balance will vest in equal successive monthly installments of 1/48 of the total grant upon the optionee's completion of each of the next 36 months of service. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either Incentive Stock Options, as defined under Section 422 of the Internal Revenue Code, or Nonstatutory Options.

        During December 2000 and March 2001, the Company amended the Plan to permit option holders who hold more than 25,000 and 2,500 outstanding options, respectively to exercise their options in advance of vesting. All outstanding options held by former employees of Confinity assumed at the time of the merger can be exercised in advance of vesting, as was permitted under the former Confinity Stock Option Plan. All options exercised in advance of vesting are recorded as both issued and outstanding stock from the date of exercise. In the event that the employee fails to satisfy the required conditions for vesting of the option, as established in the original option award, the Company maintains the right to repurchase any non-vested shares at such time. Such options are repurchased at a price equal to the exercise price paid.

        Options granted to employees during the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001 resulted in non-cash stock-based compensation of $0.5 million, $9.5 million and $13.6 million respectively. The amounts recorded represent the difference between the exercise price and the fair value of the Company's common stock subject to the options granted. The non-cash deferred stock-based compensation is being amortized over the vesting period of the options granted. For the years ended December 31, 1999 and 2000, the amortization of non-cash deferred stock-based compensation was $58,956 and $1.9 million, respectively. For the nine months ended September 30, 2001, the amortization of non-cash deferred stock-based compensation was $6.9 million.

        The Company granted options to purchase 34,860, 32,766 and 34,203 shares of common stock to non-employees for consulting services during the years ended December 31, 1999 and 2000, and the nine months ended September 30, 2001, resulting in deferred compensation of $533, $206,782 and $214,404, respectively. The fair value of the options granted was determined at the date of grant using the Black-Scholes option pricing model. Amortization of the deferred compensation is being recorded over the vesting period of the options. For the years ended December 31, 1999 and 2000 the amortization of deferred compensation related to these options were $100 and $207,215, respectively. For the nine months ended September 30, 2001 the amortization of deferred compensation related to these options was $209,945.

        Upon termination of service for four employees of the Company during the year ended December 31, 2000, the Company accelerated the vesting on certain of their outstanding stock awards at termination. The acceleration of these awards triggered a re-measurement date for the grants and accordingly, the Company recorded $0.5 million in additional compensation. During the nine months ended September 30, 2001, the Company accelerated vesting for sixteen employees upon termination of employment and recorded $2.6 million in additional non-cash stock-based compensation expense.

        A summary of the status of the Company's stock option plan and changes during those periods is presented below (share numbers in thousands):

	Years Ended December 31,
					Nine Months Ended September 30, 2001
	1999		2000
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	$—	430	$0.14	3,203	$0.69
Granted	561	0.14	2,074	1.01	2,106	1.20
Assumed in merger	—	—	1,208	0.17	—	—
Exercised	—	—	(147)	0.16	(2,192)	0.75
Terminated/forfeited	(131)	0.14	(362)	0.37	(1,056)	1.11

Outstanding at end of year	430	$0.14	3,203	$0.69	2,061	$0.98

Options exercisable at end of year	—	—	2,754	$0.69	1,870	$0.96

        The following table summarizes information about stock options outstanding at September 30, 2001 (share numbers in thousands):

	Options Outstanding			Options Exercisable
Exercise Price Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$0.04 - $0.12	241	$0.07	8.00	241	$0.07
$0.12 - $0.20	28	0.15	8.09	26	0.14
$0.20 - $0.40	169	0.34	8.42	168	0.34
$1.20	1,623	1.20	9.31	1,435	1.20

$0.04 - $1.20	2,061	$0.98	9.07	1,870	$0.96

  Fair value disclosures

        The following information concerning the Company's stock option plan is provided in accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As permitted by SFAS 123, the Company accounted for options granted to employees in accordance with APB No. 25 and related interpretations. The fair value of each stock option granted to employees was estimated on the date of grant using the following weighted average assumptions:

	Years Ended December 31,		Nine Months Ended September 30,
	1999	2000	2000	2001
Expected stock price volatility	125%	125%	125%	125%
Risk-free interest rate	5.5%	6.2%	6.2%	3.76%
Expected life of options (years)	3	3	3	3
Dividend yield	0.0%	0.0%	0.0%	0.0%

        As a result of the above assumptions, the weighted average fair value of options granted during the years ended December 31, 1999 and 2000, and for the nine months ended September 30, 2001 was $1.32, $5.88 and $11.86, respectively.

        Had compensation expense for the Plan been determined based on the fair value at grant date for options granted during the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2001 consistent with the provisions of SFAS 123, the Company's net loss would have increased to the pro forma amounts reported below (in thousands, except per share amounts):

	Years Ended December 31,		Nine Months Ended September 30,
	1999	2000	2001
Net loss attributable to common stockholders—as reported	$(4,619)	$(169,506)	$(90,611)

Net loss attributable to common stockholders—pro forma	$(4,643)	$(169,738)	$(90,932)

Net loss per share basic and diluted
As reported	$(12.09)	$(52.47)	$(14.46)

Pro forma	$(12.15)	$(52.55)	$(14.51)

15.    WARRANTS

        During November 1999, the Company issued warrants to purchase 125,000 shares of common stock at an exercise price of $0.01332 per share issued to a third party in connection with a contract for professional recruiting services previously provided. These warrants have a seven-year term and were fully exercisable from the date of grant. In addition, the Company issued warrants to purchase 40,413 shares of preferred stock at an exercise price of $0.60 per share to a third party in connection with an equipment loan. These warrants have a ten-year term and were fully exercisable from the date of grant. The fair values of these warrants were determined at the date of grant using the Black-Scholes option pricing model. The calculated fair values of $41,335 and $43,750 were attributable to professional fees and interest expense, respectively, during 1999. As of September 30, 2001, these warrants remained outstanding and fully exercisable.

        Pursuant to the merger with Confinity, the Company assumed the obligations under warrants issued to investors during January 2000 by Confinity in connection with a preferred stock financing. These warrants were issued to purchase 4,999,999 shares of Series CC preferred stock at an exercise price of $2.40 per share and were fully exercisable from the date of grant. As of the date of the merger with Confinity, the warrants were amended to provide for the purchase 10,103,273 shares of Series CC preferred stock at an exercise price of $1.19 per share. In August 2000, these warrants were net exercised by the holder in exchange for 6,103,270 shares of the Company's Series CC preferred stock.

        During April 2001, the Company issued warrants to purchase 30,000 shares of the Company's Series D preferred stock at an exercise price of $3.00 per share to a third party in connection with an equipment loan. The warrant has a five-year term and is fully exercisable upon grant. The fair value of the warrant was determined at the date of grant using the Black-Scholes option pricing model. The calculated fair value was $12,144 and was expensed in full as interest expense. As of September 30, 2001, the warrant remains outstanding and fully exercisable.

16.    401(k) SAVINGS PLAN

        During 2000, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the year ended December 31, 2000 or during the nine months ended September 30, 2001.

17.    COMMITMENTS AND CONTINGENCIES

  Leases

        The Company has entered into capital lease agreements for certain furniture and fixtures, computer equipment and software.

        The Company leases its facilities under non-cancelable operating leases. Under the terms of the leases, the Company is responsible for its share of common area and operating expenses.

        As of September 30, 2001, minimum lease commitments required under all leases are as follows (in thousands):

	Capital Leases	Operating Leases
2001	$254	$452
2002	1,435	1,859
2003	1,214	1,813
2004	400	1,793
2005 and thereafter	—	4,212

Total minimum lease commitments	$3,303	$10,129

Less: Amount representing interest	(28)

Present value of minimum lease payments	3,275
Less: Current portion of capital lease obligation	(1,392)

Long-term portion of capital lease obligation	$1,883

        For the years ended December 31, 1999 and 2000, rent expense under the operating leases amounted to $90,944 and $1,663,579, respectively. Rent expense under operating leases for the nine months ended September 30, 2001 was $1,539,079. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

        In April 2001, the Company entered into a capital lease with a financial institution that provides for advances not to exceed $3 million. As of September 30, 2001, the outstanding balance was $3 million. These funds were used to purchase furniture and fixtures, computer equipment and software. Starting in November 2001, the principal amount of the capital lease will be amortized over 30 equal principal payments plus interest. The interest rate is based on current prime rate. In addition, the Company also granted warrants to purchase 30,000 shares of Series D preferred stock in conjunction with this agreement (see Note 15). The Company has the option to pay off the principal amount at any time without penalty.

  Legal

        See Note 21 "Subsequent Events."

  Commitments under service and marketing agreements

        The Company has entered into service and marketing agreements under which minimum payments are due as follows (in thousands):

As of September 30,
2001	$125
2002	1,500
2003	1,875
2004	3,000
2005	2,500

Total Commitments under service and marketing agreements	$9,000

  Bank Regulatory Matters

        Because we are not licensed as a bank, we are not permitted to engage in a banking business. We do not require customers to keep funds in our system in order to use our product. Although the definition of a "banking business" varies among state laws, and is not limited to entities that take deposits, we believe that our principal risk of being deemed to be engaged in unauthorized banking activities, as indicated in the concerns raised by the four states described below, arises from the possibility that we may be deemed to be keeping money on account for customers or otherwise accepting deposits. We have taken two principal steps intended to create the result that customers who carry balances available for future spending through PayPal are not "keeping money on account" with PayPal:

  •
  as of November 2000, U.S.-based customers who choose to carry balances have had the option of investing those balances through a sweep arrangement to purchase shares of the PayPal Money Market Reserve Fund, which is a registered money market mutual fund. These shares are held by the customer directly, and PayPal has no claim on the underlying funds, as it would in an account or deposit relationship.

  •
  as described above, as of August 2001, we changed our user agreement and the management of our customers' funds so that, for customers who choose to carry balances but do not enroll in the money market sweep, we act as agent for the customer in placing their money in bank accounts, and we do not have discretion to loan out those funds, or use the funds for our corporate purposes. We have established relationships with four banks under which PayPal places customer funds outside of the Money Market Reserve Fund into accounts at these banks.

        We are also seeking an advisory opinion from the FDIC to the effect that we are not taking deposits for purposes of the Federal Deposit Insurance Act, and that customer funds that we pool and place as agent in an FDIC-insured bank account will be insured by the FDIC up to $100,000 per customer as long as we maintain records in accordance with FDIC rules. We believe that, if we obtain a favorable opinion on the deposit issue, the opinion could be considered relevant by some state authorities in their review of whether we are engaged in the business of banking under their state law. However, the FDIC opinion would address federal law rather than state law issues, and even if we receive a favorable opinion from the FDIC, state authorities could nonetheless conclude that we are taking deposits or otherwise engaged in the business of banking under their state's laws.

        In response to the Company's contacts with state regulatory authorities beginning in the summer of 2000 regarding the applicability of money transmitter laws, and the Company's application in California in July 2000 for a money transmitter license, regulatory authorities in New York and Louisiana stated their view that the ability of the Company's customers to leave amounts on account with it for future transfer represented the conduct of a banking business, and authorities in California and Idaho questioned whether the Company was engaged in a banking business. The Company received written communications to this effect from these authorities commencing in the summer of 2000 and, in the case of Idaho, in January 2001. Because the Company is not licensed as a bank, the Company is not permitted to engage in a banking business. These states concerns remain unresolved.

        In an August 15, 2000 letter to the Company's counsel, the Louisiana Office of Financial Institutions stated that the Company's "keeping the money on account so that the Recipient may use the balance to send a payment to another consumer would in our opinion constitute the business of banking." The Louisiana Office further stated that this "is not an acceptable activity." On February 7, 2002 the Louisiana Office sent a letter to the Company's regulatory counsel directing it to cease performing money transmission services for Louisiana consumers and businesses at least until the Company resolves the unauthorized banking issue. In a conversation with the staff of the Louisiana Office of Financial Institutions on February 13, 2002, the staff told us that we may continue our services in Louisiana on an interim basis pending their consideration of unauthorized banking issues and money transmitter issues. If the final determination by the Louisiana Office on these issues is unfavorable, we could be required to cease allowing Louisiana customers to carry balances. We will comply with any such final determination promptly.

        In a July 18, 2000 letter to the Company's counsel, the New York State Banking Department stated that "PayPal's option under which payment money is kept on account for future use constitutes illegal banking." The New York State Banking Department further stated that "this option should not be offered to New York residents."

        We understand that the actions we took in November 2000 and August 2001 have not persuaded the New York State Banking Department to change its position that the ability of our customers to keep money on account constitutes impermissible banking. In a January 10, 2001 letter, the New York

State Banking Department reaffirmed that position, and again requested that we not offer that ability to New York customers. A further letter dated February 13, 2002 from the Department stated that its position remains unchanged from the prior two letters. That latest letter also noted that, although our most recent correspondence, which included our request to the FDIC for an advisory opinion, had not formally asked that the Department reconsider its position, the Department had reviewed our materials and its position had not changed. The letter also noted that the Department is not waiting for the FDIC to act. At the Department's request, we are scheduled to meet with representatives of the Department to discuss their position that we have acted in contravention of the three letters. We expect to request that it reconsider its current position.

        The Company has been in recent contact with the staffs of each of these regulatory authorities. Other than as described above, there have been no other actions taken or threatened by regulatory authorities against the Company for engaging in an unauthorized banking business. However, California and Louisiana have indicated that they are continuing to review the Company's analysis. The Company cannot provide any assurance that the steps it has taken will be sufficient to address these states' concerns. Even if the steps it has taken to resolve these states' concerns are deemed sufficient by the state regulatory authorities, the Company could be subject to fines and penalties. Louisiana law provides for fines and penalties of up to $1,000 per day. New York law is less clear about the applicable penalties for unauthorized banking and we cannot be sure which penalty would apply. We understand that penalties under New York law range from $1,000 for each violation up to $25,000 per day, to the lesser of $250,000 or one percent of an organization's assets per day in the most severe cases. Regulatory authorities have broad discretion in interpreting and applying penalties. We would contest and appeal any attempt to impose regulatory fines on our business. We began offering our service to residents of New York and Louisiana in October 1999. No regulatory authority has informed us of its intention to impose a monetary penalty.

        If the Company were found to be subject to and in violation of any banking laws or regulations in any state, not only the four that have expressed concern, the Company could be subject to liability, which in some states may include high fines for each day of noncompliance, or forced to cease doing business with residents of those states or to change its business practices. In the nine months ended September 30, 2001, customers who are residents of New York, which is one of the two states that first notified the Company in 2000 of their view that the Company was conducting an unauthorized banking business, sent 6.4% of the total dollar volume of payments sent through the PayPal service, and received 6.8% of the total dollar volume of payments received through the PayPal service. In the same nine-month period, residents of the other state, Louisiana, sent 0.9% of the total dollar volume of payments sent through the PayPal service, and received 0.7% of the total dollar volume of payments received through the PayPal service. Even if the Company is not forced to cease doing business with residents of certain states or to change its business practices to comply with banking laws and regulations, it could be required to obtain licenses or regulatory approvals that could impose a substantial cost on it.

        An estimate of the range of loss, if any, related to these matters, cannot be made at this time given the early stage of these matters and limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company's financial condition or results of operations.

18.    SERVICE AGREEMENT COSTS AND TERMINATION EXPENSES

        In November 1999, the Company entered into a series of agreements with CBI. Under the first agreement, the Company was to purchase CBI's wholly owned subsidiary, First Western, subject to the receipt of regulatory approvals. The second agreement provided for an Internet banking agreement under which the Company would solicit customers to apply for First Western accounts and the customers would use the Company's software programs to utilize Internet banking services from First Western. The Company was to reimburse CBI and First Western for their costs incurred in servicing the First Western accounts. At the same time, the Company and CBI entered into an agreement under which the Company purchased CBI common stock for $2 million (see Note 1). In connection with this agreement, the Company also entered into a put agreement requiring the Chief Executive Officer of CBI to repurchase the shares of CBI's common stock from the Company at the price paid upon termination of the internet banking arrangement.

        In August 2000, the Company terminated its stock purchase agreement and in December 2000 cancelled its Internet banking services agreement with CBI. In December 2000, in accordance with the original agreement, the Company paid CBI a termination fee of $1 million and reimbursed CBI an additional $1 million for the net losses resulting from the Internet banking operations. In addition, the Company exercised its put agreement requiring the Chief Executive Officer of CBI to repurchase the common shares of CBI for $2 million.

19.    NET LOSS PER SHARE

        Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are included in the diluted net income (loss) per common share calculation to the extent these shares are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and dilutive net income (loss) per share available to common stockholders is as follows (in thousands, except for per share amounts):

			Nine Months Ended September 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Numerator
Net loss	$(4,619)	$(169,506)	$(127,603)	$(89,261)
Deemed dividend on Class A stock (Note 10)	—	—	—	(1,350)

Net loss attributable to common shareholders	$(4,619)	$(169,506)	$(127,603)	$(90,611)

Denominator
Weighted average common shares	2,808	7,867	7,467	9,747
Weighted average unvested common shares subject to repurchase	(2,426)	(4,637)	(4,720)	(3,482)

Denominator for basic and diluted calculation	382	3,230	2,747	6,265

Basic and diluted net loss per share	$(12.09)	$(52.47)	$(46.46)	$(14.46)

        The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated:

			Nine Months Ended September 30,
	March 8, 1999 (inception) to December 31, 1999
		Year Ended December 31, 2000
			2000	2001
			(unaudited)
Effect of common equivalent shares:
Mandatorily redeemable convertible preferred stock upon conversion to common stock	11,239	39,172	38,152	43,355
Stock options to purchase common stock	430	3,203	2,521	2,061
Warrrants to purchase mandatorily redeemable convertible preferred stock and common stock	135	135	135	143
Unvested common shares subject to repurchase agreements	3,649	4,045	4,714	2,863

Total	15,453	46,555	45,522	48,422

20.    RELATED PARTY TRANSACTIONS

        In February 2001, the Company entered into a strategic partnership with Providian Financial (Providian). Under the terms of the partnership, the Company offers Providian-issued, PayPal-branded Visa cards to the Company's account holders. Simultaneously, Providian purchased 3,333,333 shares of the Company's Series D preferred stock financing at the same price per share as was paid by the other investors in the Series D preferred stock. The Chief Executive Officer of Providian is a member of the Company's board of directors.

        In April 2000, the Company assumed a loan payable by its Chief Financial Officer to his former employer. The loan is due in June 2004 or at such time he is no longer employed by the Company. The Company forgave 25% of this loan in June 2001 which is reflected in employee compensation expense as of September 30, 2001. The remainder of the loan will be forgiven in 25% increments per year.

21.    SUBSEQUENT EVENTS

Leases

        In October 2001, the Company entered into a lease agreement for an office building. The term of this lease, which qualifies as an operating lease, commences on January 1, 2002 for 126 months. Under the terms of the lease, the tenant is generally responsible for the payment of property taxes, insurance and maintenance costs related to the leased property. Additionally, in accordance with the lease agreement, the Company has also established an irrevocable standby letter of credit with a financial institution and has pledged cash, in the form of a certificate of deposit, in the amount of approximately $1.28 million to secure the letter of credit.

        Minimum lease commitments required under this lease are as follows (in thousands):

2002	$1,582
2003	2,350
2004	2,446
2005	2,543
2006	2,645

$11,566

        In October 2001, the Company amended the lease agreement it has with a financial institution, increasing the advances available from $3.0 million to $5.0 million. (See note 17)

Stock options

        In October 2001, the Company granted options to employees to purchase 587,000 shares of common stock at an exercise price of $1.20 per share. The Company has recorded non-cash deferred stock-based compensation of $6.5 million representing the difference between the exercise price and the fair value of the Company's common stock subject to the options granted. The non-cash deferred stock-based compensation will be amortized over the vesting period of four years.

        In connection with the exercise of the options granted, the Company made a full-recourse loan in the amount of $0.8 million, at an interest rate of 8% per annum. The principal and accrued interest are due four years from the date of issuance.

        In September 2001, the Company adopted a 2001 Equity Incentive Plan and reserved up to 9,500,000 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors and consultants.

        In December 2001, the Company granted options to purchase 370,000 shares of common stock at an exercise price of $6.00 per share. In January 2002 the Company granted options to purchase 75,000 and 4,120,597 shares of common stock at exercise prices of $6.00 and $12.00, respectively. The Company will record non-cash deferred stock-based compensation of $7.2 million, representing the difference between the exercise price and the fair value of the Company's common stock subject to the options granted. The non-cash deferred stock-based compensation will be amortized over the vesting periods of the respective grants.

Restricted Cash

        As of November 30, 2001, the Company terminated the agreement with Chase Merchant Services, the Company's credit card transaction processor. In November 2001, Chase Merchant Services notified the Company that it intends to hold an additional $12 million in reserve for an indefinite period of time, which it deems necessary to cover its liability for charge-backs. Accordingly, in December 2001, the Company's restricted cash has been increased by $12 million.

        The Company is required to keep a minimum of $10.0 million on account with Wells Fargo in order to obtain Wells Fargo's ACH processing services. Until December 2001, this requirement was met by holding sufficient customer funds as agent in a pooled account at Wells Fargo. The requirement is now met by pledging securities owned by PayPal and held in a brokerage account at Wells Fargo. These securities will be accounted for as restricted long-term securities.

Legal Matters

Tumbleweed Communications Corp.

        On January 22, 2002, the Company received a letter from Tumbleweed Communications Corp. Tumbleweed is a software company headquartered in Redwood City, California, which specializes in Internet security. The letter from Tumbleweed states that Tumbleweed is the owner of two U.S. patents: U.S. Patent Number 5,790,790 (the '790 patent), entitled "Electronic Document Delivery System in Which Notification of Said Electronic Document is Sent to a Recipient Thereof," and U.S. Patent Number 6,192,407 (the '407 patent), entitled "Private, Trackable URLs For Directed Document Delivery." The letter also states that "[Tumbleweed's] understanding of [PayPal's] online payment product leads [Tumbleweed] to believe that [we] require a license under the '790 and '407 patents."

        The '790 patent and the '407 patent relate to techniques for the delivery of electronic documents to users over the Internet. Specifically, the '790 patent relates to an electronic document delivery system and methods of its use where a document is forwarded to a remote server. The server sends a generic notification of the document, with direct reference to the document, to an intended recipient, and the recipient can download the document from the server using local protocols. The '407 patent relates to a document delivery architecture that dynamically generates a private Uniform Resource Locator (URL) to retrieve documents.

        Tumbleweed has not told the Company, in its letter or otherwise, how it claims the Company might be violating its patents, or which elements of the Company's processes it claims might be violating its patents. Nor has Tumbleweed provided any other detail to the Company regarding the nature of its claims beyond the single sentence in its letter quoted above. Tumbleweed has neither threatened nor commenced any legal action against the Company. If the Company were to conclude that some element of its processes were covered by Tumbleweed's patents, the Company might seek to negotiate and obtain a license from Tumbleweed. Tumbleweed has not indicated to the Company what sum of money it might ask of the Company in the event the Company were to seek to license its patents.

        An estimate of the range of loss, if any, related to this matter, however, cannot be made at this time given that the letter received contained no specific claim for monetary damages, the early stage of this matter and the limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company's financial condition and results of operations.

CertCo, Inc.

        On February 5, 2002, the Company learned that CertCo, Inc. filed a lawsuit on February 4, 2002 for patent infringement against us in the United States District Court for the District of Delaware. CertCo is based in New York and describes itself as a "provider of transactional security and risk management products and services."

        CertCo's lawsuit purports to be based on CertCo's U.S. Patent Number 6,029,150 (the '150 patent) that was issued February 22, 2000, entitled "Payment and Transactions in Electronic Commerce System." The '150 patent relates to a method of payment in an electronic payment system wherein a plurality of customers have accounts with an agent. A customer obtains an authenticated quote from a specific merchant, including a specification of goods and a payment amount for those goods. The customer sends the agent a single communication including a request for payment of the payment amount to the specific merchant and a unique identification of the customer. The agent issues to the customer an authenticated and verifiable payment advice based only on the single communication and secret shared between the customer and the agent and status information which the agent knows about either or both of the merchant and the customer. The customer forwards a portion of the payment advice to the specific merchant. The specific merchant provides the goods to the customer in response to receiving the portion of the payment advice.

        The complaint filed by CertCo alleges that the Company is "directly infringing, contributing to the infringement of, or inducing others to infringe" the '150 patent "by making, using, offering to sell, selling or inducing others to use [our] electronic payment and transaction system … in the United States …." The complaint additionally alleges that the Company's alleged infringement "has been and continues to be deliberate and willful, … entitling CertCo to enhanced damages and reasonable attorneys' fees." The complaint further alleges that CertCo will suffer "irreparable injury" unless the Company's "infringing conduct is preliminarily and permanently enjoined." The complaint includes a demand for a jury trial.

        The complaint requests the following relief from the Court: (a) a permanent injunction against the Company's alleged infringement; (b) an award of damages for alleged past infringement, including pre- and post-judgment interest; (c) a judgment that the Company willfully infringed the patent, warranting a trebling of any awarded damages; (d) a judgment that this is an exceptional case, warranting an award to CertCo of its reasonable attorneys' fees; and (e) an award of CertCo's costs.

        On February 11, 2002, the Company filed a response to CertCo's lawsuit, denying CertCo's claim that the Company is infringing CertCo's patent, asserting that CertCo's patent is invalid, and asserting counterclaims for a declaratory judgment of both such non-infringement and invalidity. The Company's response also requested that the court find that the lawsuit brought by CertCo be declared an exceptional case, entitling the Company to its attorneys' fees, for at least the reason that CertCo's patent was issued two years ago, the Company has been offering its service for more than two years, and on information and belief that the lawsuit was filed to disrupt the Company's initial public offering. The Company intends to vigorously pursue its defense of and counterclaim in the lawsuit.

        Prior to CertCo's filing of this lawsuit, on February 2, 2002, the Company received a letter from counsel for CertCo. The letter states that CertCo is the owner of the '150 patent. The letter further states that CertCo's counsel has analyzed PayPal's service and determined that it infringes one or more claims (including claims 18, 27, 30 and 32) of the '150 patent.

        The letter also alleges that the Company is inducing infringement by providing its service on auction sites such as eBay. CertCo's counsel demands in the letter that the Company cease and desist from alleged further infringement and account to CertCo for damages resulting from the offering of allegedly infringing services.

        CertCo has not provided the Company with any information, beyond the summary allegations described and excerpted above, regarding how it claims the Company might be infringing the '150 patent or in what manner it claims the Company's processes might be infringing that patent. However, the Company has noted that each of the claims of CertCo's '150 patent has as an element that a system send a "verifiable" "payment advice message." The Company believes its service does not send a "verifiable" "payment advice message" or an equivalent thereof.

        Based on statements recently made to the Company by a representative of CertCo., the Company expects CertCo to file a motion seeking a preliminary injunction against the Company as early as February 14, 2002.

        An estimate of the range of loss, if any, related to this matter cannot be made at this time given that the complaint contained no specific amount claimed for monetary damages, the early stage of this matter and the limited amount of information available as of this date. The ultimate resolution of this matter could have a material adverse effect on the Company's financial condition and results of operations.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma financial statements have been prepared to give effect to the merger between the Company and Confinity, Inc. as if it had occurred at the beginning of the period presented. This transaction was accounted for using the purchase method of accounting.

        The unaudited pro forma combined statement of operations for the year ended December 31, 2000 combines the historical consolidated statement of operations of the Company with the historical statement of operations of Confinity for the same period.

        On March 30, 2000, X.com merged with Confinity, Inc, a development stage company, which developed the PayPal product. Under the terms of the merger agreement, as part of the purchase price paid, X.com issued 6,372,369 shares of common stock and 5,051,627, 24,247,842 and 18,522,653 shares of Series AA, Series BB and Series CC preferred stock, respectively, in exchange for all of the outstanding common and preferred stock of Confinity. Additionally, as part of this consideration, X.com converted Confinity's 597,637 options and 5,020,001 warrants outstanding into options and warrants to purchase 1,207,583 and 10,143,689 shares of X.com's common and Series CC preferred stock, respectively. X.com was the surviving entity as it had the majority of the outstanding voting interest and the fully diluted interest immediately following the merger. The former stockholders of Confinity own 46.5% of the total outstanding voting interest of the Company following the merger. X.com formally changed its name to PayPal, Inc. in February 2001. The purchase price of $129.7 million was allocated among the identifiable tangible and intangible assets acquired and liabilities assumed based on the fair market value of those assets as the date of acquisition. The intangible assets are being amortized using the straight-line method over a two-year period.

        The following table shows the allocation of the purchase price of $129.7 million:

Net liabilities assumed	$(1.6)
Goodwill	123.6
Purchased technology	0.6
Customer base	6.3
Assembled workforce	0.8

Total	$129.7

        Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or results that actually would have been realized had the entities been a single entity during this period. The unaudited pro forma combined financials are based upon the respective historical consolidated financial statements of the Company and Confinity and notes thereto, included elsewhere in this prospectus and should be read in conjunction with those statements and the related notes.

UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31, 2000
	The Company	Confinity, Inc.	Pro Forma Adjustments(A)	Pro Forma Combined
Revenues	$14,459,954	$84,866	$—	$14,544,820
Operating expenses:
Transaction processing expenses	25,092,759	1,503,284	—	26,596,043
Provision for transaction losses	11,028,000	575,238	—	11,603,238
Customer service and operations(1)	15,754,338	406,513	—	16,160,851
Product development(1)	4,419,162	619,598	—	5,038,760
Selling, general and administrative(1)	34,949,756	12,166,986	—	47,116,742
Stock-based compensation	5,824,592	373,338	—	6,197,930
Amortization of goodwill and other intangibles	49,312,984	57,486	16,415,451	65,785,921
Service agreement costs and termination expenses	41,142,126	—	—	41,142,126

Total operating expenses	187,523,717	15,702,443	16,415,451	219,641,611

Loss from operations	(173,063,763)	(15,617,577)	(16,415,451)	(205,096,791)
Interest income	2,124,417	—	—	2,124,417
Other income and expenses, net	1,433,702	(15,870)	—	1,417,832

Net loss	$(169,505,644)	$(15,633,447)	$(16,415,451)	$(201,554,542)

Net loss per share
Basic and diluted	$(52.47)			$(41.79)

Shares used in calculating Basic and diluted loss per share	3,230,433			4,823,516	(B)

Proforma net loss per share Basic and diluted (unaudited)	$(5.38)			$(6.09)

Shares used in calculating proforma basic and diluted net loss per share (unaudited)	31,513,524			33,106,607	(B)

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$213,171	$91,594	$—	$304,765
Product development	915,030	139,606	—	1,054,636
Selling, general and administrative	4,696,799	142,138	—	4,838,937

Total	$5,825,000	$373,338	$—	$6,198,338

(A)
Reflects pro forma amortization of the $131,323,614 in intangible assets acquired in the merger for the period from January 1, 2000 through March 29, 2000.

(B)
Assumes that the shares issued as consideration for the merger were issued on January 1, 2000.

Report of Independent Accountants

         To the Board of Directors and Stockholders of
Confinity, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of mandatorily redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Confinity, Inc, (a development stage company), (the Company) at December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and for the period December 3, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
November 28, 2000

CONFINITY, INC.
(a development stage company)

BALANCE SHEETS

	December 3, 1998 (inception) to December 31, 1998	Year Ended December 31, 1999	March 30, 2000
			(unaudited)
ASSETS
Cash and cash equivalents	$100,007	$2,362,257	$—
Funds receivable	—	—	4,845,100
Receivables	—	127,378	20,000
Prepaid expenses	—	15,211	22,207

Total current assets	100,007	2,504,846	4,887,307

Furniture and equipment, net	—	837,449	1,527,374
Intangible assets, net	—	3,675	3,675
Deposits	—	116,000	7,442,352

Total assets	$100,007	$3,461,970	$13,860,708

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/(DEFICIT)
Overdraft payable	$—	$—	$1,780,535
Due to customers	—	253,933	11,444,478
Accrued liabilities and accounts payable	—	176,272	1,232,799
Reserve for transaction losses	—	—	493,908
Current portion of obligations under capital lease	—	127,374	—
Due to founder	100,000	—	—
Other liabilities	—	—	505,159

Total current liabilities	100,000	557,579	15,456,879

Obligations under capital lease	—	331,164	—

Total liabilities	100,000	888,743	15,456,879

Mandatorily redeemable convertible preferred stock, no par value: 0, 14,500,000 and 24,602,718 shares authorized at December 31, 1998 and 1999 and March 30, 2000; 0, 14,500,000 and 23,666,664 shares issued and outstanding at December 31, 1998, 1999 and March 30, 2000	—	4,978,454	15,880,941
Commitments and contingencies (Notes 11 and 12)
Stockholders' equity (deficit):
Common stock: no par value: 50,000,000 shares authorized; 0, 10,426,200, 12,605,450 issued and outstanding at December 31, 1998 and 1999 and March 30, 2000	—	88,224	256,008
Additional paid in capital	—	1,176,625	5,106,648
Non-cash deferred stock-based compensation	—	(969,348)	(4,505,593)
Due from shareholder	—	(37,400)	(37,400)
Deficit accumulated during development stage	7	(2,663,328)	(18,296,775)

Total stockholders' equity (deficit)	7	(2,405,227)	(17,477,112)

Total liabilities mandatorily redeemable convertible preferred stock and stockholders' equity (deficit)	$100,007	$3,461,970	$13,860,708

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

	Period From December 3, 1998 (inception) to December 31, 1998	Year Ended December 31, 1999	Three Months Ended March 30, 2000	Period From Inception to March 30, 2000
			(unaudited)	(unaudited)
Revenues
Interest on funds held for others	$7	$85,662	$84,866	$170,535
Operating expenses
Transaction processing expenses	—	9,673	1,503,284	1,512,957
Provision for transaction losses	—	—	575,238	575,238
Customer service and operations(1)	—	181,408	406,513	587,921
Product development(1)	—	550,700	619,598	1,170,298
Selling, general and administrative(1)	—	1,824,237	12,166,986	13,991,223
Stock-based compensation	—	174,717	373,338	548,055
Amortization of intangibles	—	1,260	57,486	58,746

Income (loss) from operations	7	(2,656,333)	(15,617,577)	(18,273,903)

Interest income (expense)	—	(7,002)	(15,870)	(22,872)

Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)

Basic and diluted net loss per share		$(0.42)	$(2.08)

Shares used in calculating basic and diluted net loss per share		6,291,280	7,533,600

(1) Amounts exclude stock-based compensation as follows:
Customer service and operations	$—	$26,964	$91,594	$118,558
Product development	—	81,856	139,606	221,462
Selling, general and administrative	—	65,897	142,138	208,035

Total	$—	$174,717	$373,338	$548,055

The accompanying notes are an integral part of these financial statements.

         CONFINITY, INC. (a development stage company)
STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY/(DEFICIT)

	Mandatorily Redeemable Convertible Preferred Stock
			Common Stock			Non-cash Deferred Stock-based Compensation
					Additional Paid-In Capital		Stockholder's Notes	Accumulated Deficit	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount
Date of inception
Net income	$—	$—	$—	$—	$—	$—	$—	$7	$7

Balance at December 31, 1998	—	—	—	—	—	—	—	7	7
Issuance of Series A mandatorily redeemable convertible preferred stock at $0.20 per share, net of issuance costs of $7,500, in February of 1999	2,500,000	492,500	—	—	—	—	—	—	—
Issuance of Series B mandatorily redeemable convertible preferred stock at $0.375 per share, net of issuance costs of $14,046 in June of 1999	12,000,000	4,485,954	—	—	—	—	—	—	—
Issuance of restricted common stock to employees at below fair value	—	—	9,804,615	82,460	554,090	(554,090)	—	—	82,460
Amortization of restricted common stock to employees	—	—	—	—	—	47,218	—	—	47,218
Issuance of stock options to employees at below fair value	—	—	—	—	372,113	(372,113)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	41,068	—	—	41,068
Issuance of stock options to non-employees in exchange for services	—	—	—	—	217,862	(217,862)	—	—	—
Amortization of stock options to non-employees in exchange for services	—	—	—	—	—	86,431	—	—	86,431
Exercise of stock options	—	—	46,200	924	—	—	—	—	924
Stockholders' notes issued for common stock	—	—	575,385	4,840	32,560	—	(37,400)	—	—
Net loss								(2,663,335)	(2,663,335)

Balance at December 31, 1999	14,500,000	4,978,454	10,426,200	88,224	1,176,625	(969,348)	(37,400)	(2,663,328)	(2,405,227)
Issuance of Series C mandatorily redeemable convertible preferred stock at $1.20 per share, net of issuance costs of $97,510 in March of 2000	9,166,664	10,902,487	—	—	—	—	—	—	—
Issuance of stock options to employees at below fair value	—	—	—	—	3,283,978	(3,283,978)	—	—	—
Amortization of stock options to employees at below fair value	—	—	—	—	—	283,363	—	—	283,363
Issuance of stock options to non-employees in exchange for services	—	—	—	—	38,955	(38,955)	—	—	—
Amortization of stock options to non-employees in exchange for services	—	—	—	—	—	10,197	—	—	10,197
Issuance of restricted common stock to employees at below fair value	—	—	—	—	—	—	—	—	—
Amortization of restricted common stock to employees at below fair value	—	—	—	—	—	79,778	—	—	79,778
Exercise of Stock Options	—	—	2,179,250	167,784	607,090	(586,650)	—	—	188,224
Net loss	—	—	—	—	—	—	—	(15,633,447)	(15,633,447)

Balance at March 30, 2000 (unaudited)	23,666,664	$15,880,941	12,605,450	$256,008	$5,106,648	$(4,505,593)	$(37,400)	$(18,296,775)	$(17,477,112)

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

	December 3, (inception) to December 31, 1998	Year Ended December 31, 1999	January 1 to March 30, 2000	For the Period Inception to March 30, 2000
			(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$7	$(2,663,335)	$(15,633,447)	$(18,296,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for transaction losses	—	—	575,238	575,238
Depreciation and amortization	—	118,911	117,112	236,023
Non-cash stock-based compensation	—	174,717	373,338	548,055
Changes in operating assets and liabilities:
Receivables	—	(127,378)	(4,737,722)	(4,865,100)
Prepaid expenses and other assets	—	(131,211)	(7,333,348)	(7,464,559)
Due to customers	—	253,933	11,190,545	11,444,478
Accrued liabilities and accounts payable	—	176,272	1,103,148	1,279,420
Overdraft payable	—	—	1,780,535	1,780,535
Recoveries and charge-offs, net	—	—	(81,330)	(81,330)

Net cash provided by (used in) operating activities	7	(2,198,091)	(12,645,931)	(14,844,015)

Cash flows from investing activities
Purchase of fixed assets	—	(956,360)	(807,037)	(1,763,396)
Puchase of intangible assets	—	(3,675)	—	(3,675)

Cash used in investing activities	—	(960,035)	(807,037)	(1,767,071)
Cash flows from financing activities
Proceeds from issuance of preferred stock, net	—	4,878,454	10,902,487	15,780,941
Proceeds from issuance of common stock, net	—	82,460	—	82,460
Proceeds from issuance of notes due to founder	100,000	—	—	100,000
Repayments of notes due to founder	—	—	—	—
Proceeds from exercise of stock options	—	924	188,224	189,147
Payments under capital leases	—	458,538	—	458,538

Cash provided by financing activities	100,000	5,420,376	11,090,711	16,611,086
Net increase in cash	100,007	2,262,250	(2,362,257)	—
Cash and cash equivalents at beginning of period	—	100,007	2,362,257	—

Cash and cash equivalents at end of period	$100,007	$2,362,257	$—	$—

Non-cash investing and financing activities:
Issuance of common stock in exchange for stockholder notes	$—	$37,400	$—	$37,400

Issuance of restricted stock to employees	$—	$554,090	$—	$554,090

Issuance of stock options to employees	$—	$372,113	$3,283,978	$3,656,091

Issuance of stock options to non-employees	$—	$217,862	$38,955	$3,912,908

Conversion of note due to founder into mandatorily redeemable convertible preferred stock	$—	$500,000	$—	$500,000

The accompanying notes are an integral part of these financial statements.

CONFINITY, INC.

(a development stage company)

NOTES TO THE FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

        Confinity, Inc. (the "Company") was incorporated in California on December 3, 1998 under the name FieldLink, Inc. On March 23, 1999, the Company's name was changed to Confinity, Inc.

        Through the Company's PayPal product users can send money to anyone with an email address. PayPal is available through devices capable of sending email including computers, Palm organizers and other wireless devices.

        As the company activities have consisted primarily of providing free of charge, a product for sending money securely through email and no significant revenue have been generated, the Company is classified as a development stage entity as of March 30, 2000.

        On March 1, 2000 the Company agreed to merge with X.com Corporation. Under the terms of the agreement Confinity shareholders received approximately 2.02 shares of X.com stock for each share of Confinity stock. Immediately following the transaction the shareholders of Confinity owned approximately 50% of the combined company. The transaction was completed on March 30, 2000.

Interim financial information

        The interim consolidated financial statements as of March 30, 2000 and for the three-month period ended March 30, 2000, together with the financial data and other information for that period disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of estimates in the preparation of financial statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

        The carrying amount of the Company's financial instruments, which include cash equivalents, investment securities and receivables, approximated fair value at December 31, 1998 and 1999.

Comprehensive income

        The Company classifies items of other comprehensive income by their nature in the financial statements and displays the accumulated other comprehensive income separately from retained earnings in the equity section of the balance sheet. As of December 31, 1999, the Company had no such items.

Cash and cash equivalents

        The Company considers all highly-liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts, commercial paper and various deposit accounts. The carrying amount of cash equivalents approximates fair value due to the short-term maturity of those investments.

Furniture and equipment

        Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed over the estimated useful life using the straight-line method. Depreciation and amortization periods are generally three years for computer equipment, two years for software and five years for furniture and fixtures. Maintenance and repairs are charged to expense as incurred.

Capitalized software

        Cost of internal use software and website development cost are accounted for in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (EITF) 00-02, Accounting for Website Development Costs, which requires that the Company expense computer software and website development costs as they are incurred during the preliminary project stage. Once the capitalization criteria of SOP 98-1 and EITF 00-02 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, including website development, and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. Capitalized costs are amortized over one to three years on a straight-line basis. As of December 31, 1998 and 1999, the Company had capitalized approximately $0 and $210,781 in internally developed software costs and recognized $0 and $38,324 of amortization expense, respectively.

Intangible assets

        Intangible assets consist of purchased internet domain names and are carried at cost less accumulated amortization. Amortization of these assets is computed on a straight-line basis over the estimated useful lives of 3 years.

Impairment of long-lived assets

        The Company reviews for the potential impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not identified any such impairment losses.

Advertising expenses

        Advertising costs are expensed as incurred. The amount expensed for the year ended December 31, 1998 and 1999, and the three months ended March 30, 2000 was $0, $217,130 and $498,105 respectively.

Customer acquisition costs

        At times, the Company paid an acquisition cost of $10 to customers opening a new account and another $10 if these customers refer another new account holder to the Company. These amounts are deposited into the customer accounts as earned. At December 31, 1999, there were no restrictions for earning these fees. During 1999, acquisition costs of $77,235 have been expensed as incurred.

Due to customers

        Customers utilize the Company's PayPal product to transfer money via the internet. Any stored value remaining from transactions in a customer's account represents a liability of the Company to the customer. The Company does not pay interest on PayPal customer accounts.

Income taxes

        The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Non-cash deferred stock-based compensation

        The Company accounts for non-cash stock-based employee compensation using the minimum-value method of APB Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and related Interpretations, and complies with the disclosure provisions of SFAS No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is based on the excess of the deemed fair value of the Company's stock over the exercise price, if any, on the date of the grant and is recorded on a straight-line basis over the vesting period of the options, which is generally four years.

        The Company accounts for non-cash stock based compensation issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

2.    STOCKHOLDER NOTES RECEIVABLE

        In 1999 the Company accepted a full recourse note from an officer in connection with the issuance of common stock. Under the terms of the note, interest of 8.0% is compounded semiannually and added to the principal balance. The notes and accrued interest are due 3 years from the issuance of the note. At December 31, 1999 the principal and unpaid interest on notes accepted from the sale of stock was $37,400.

3.    DUE TO FOUNDER

        In December 1998, a limited liability company (LLC) controlled by a founder issued a bridge loan to the Company in the amount of $100,000 bearing interest at a rate of 4.33% compounded annually. In 1999 the LLC converted the entire amount of the bridge loan into 500,000 shares of Series A preferred stock. A total of $700 in interest was paid in cash and expensed by the Company at the time the loan was converted into Series A shares.

4.    FURNITURE AND EQUIPMENT

        Furniture and equipment consist of the following:

	December 31, 1999	March 30, 2000
		(unaudited)
Internally developed software	$210,781	$210,781
Computer equipment	484,138	1,152,822
Computer software purchased from third parties	245,476	289,615
Office equipment	—	102,896
Telecommunications equipment	—	7,283
Furniture and fixtures	15,965	—

	956,360	1,763,397
Accumulated depreciation and amortization	(118,911)	(236,023)

	$837,449	$1,527,374

        Depreciation and amortization expense for the period ended December 31, 1999 and the three months ended March 30, 2000 was $118,911 and $117,112, respectively.

5.    INTANGIBLE ASSETS

        The components of intangible assets are as follows:

	December 31, 1999	March 30, 2000
		(unaudited)
Purchased domain names	$3,780	$3,780
Less: accumulated amortization	(105)	(105)

	$3,675	$3,675

        Amortization expense for the year ended December 31, 1999 and the three months ended March 30, 2000 was $105, and $0, respectively.

6.    FEDERAL AND STATE TAXES

        For the years ended December 31, 1998 and 1999, no provision for federal or state income taxes has been recorded as the Company incurred net operating losses.

        As of December 31, 1999, the Company had a net deferred tax asset of $975,063 relating primarily to the capitalized startup costs. Due to the uncertainty surrounding the realization of the deferred tax assets, the Company has recorded a valuation allowance at December 31, 1999. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

        The following table reconciles the statutory federal tax rate to the effective income tax rate for the year ended December 31, 1999:

Statutory federal tax rate	34.00%
State taxes	5.58
Non-cash stock-based compensation	(2.12)
Valuation allowance	(37.22)
Other	(0.24)

Effective tax rate	0.00%

7.    MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      December 31, 1999, mandatorily redeemable convertible preferred stock consists of the following:

	Shares
			Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	4,500,000	4,485,954

	14,500,000	14,500,000	$5,000,000	$4,978,454

        Balance at March 30, 2000, mandatorily redeemable convertible preferred stock consists of the following:

	Shares
			Liquidation Amount	Proceeds Net of Issuance Costs
	Authorized	Outstanding
Series A	2,500,000	2,500,000	$500,000	$492,500
Series B	12,000,000	12,000,000	4,500,000	4,485,954
Series C	9,166,664	9,166,664	3,788,519	10,902,487

	23,666,664	23,666,664	$8,788,519	$15,880,941

Redemption

        The merger or consolidation of the Company into another entity or any transactions in which more than 50% of the voting power of the Company is disposed of or the sale, transfer or disposition of substantially all of the property or business of the company shall be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the mandatorily redeemable convertible preferred stock outside of the equity section. There are no other redemption features.

Liquidation preference

        In the event of any liquidation or dissolution of the Company, either voluntary or involuntary, the holders of mandatorily redeemable convertible preferred stock retain liquidation preference over common stockholders. The liquidation preference amounts are $0.20 per share of Series A and $0.375 per share of Series B and $0.375 per share of Series C.

        The remaining assets and funds of the Company available for distribution will be distributed among all holders of common stock pro rata based on the number of shares of common stock held by each holder.

Voting rights

        Holders of mandatorily redeemable convertible preferred stock are entitled to vote together with holders of common stock. The number of votes granted to mandatorily redeemable convertible preferred shareholders equals the number of full shares of common stock into which each share of mandatorily redeemable convertible preferred stock could be converted as described in the Company's Articles of Incorporation.

Conversion

        At the option of the holder, each share of mandatorily redeemable convertible preferred stock is convertible at any time into one share of common stock (subject to certain adjustments). Each share of preferred stock shall automatically be converted into common stock upon majority consent of the outstanding shares of preferred stock or closing of a firm commitment underwritten public offering of common stock with aggregate gross proceeds to the Company of not less than $15.0 million.

Dividends

        The holders of Series A, B and C mandatorily redeemable convertible preferred stock are entitled to receive non-cumulative dividends as, when and if declared by the Board of Directors.

        For all periods presented, no dividends were declared on any series of the Company's mandatorily redeemable convertible preferred stock.

Warrants

        In 1999, the Company issued warrants to purchase up to 20,000 shares of common stock at an exercise price of $1.20 per share to a third party as additional consideration on the capital lease (see Note 11). The third party has the right to exercise the warrants for ten years from the date of issue. The Company has not allocated a portion of the proceeds from the capital lease to the warrants, based upon their relative fair values, as the amount is deemed immaterial.

        In January 2000, in connection with the preferred stock financing, pursuant to the merger with X.com Corporation, the Company issued two warrants to investors to purchase up to 4,166,666 and 833,333 shares of Series C preferred stock at a exercise price of $2.40 per share. These warrants were fully vested and exercisable at grant. The warrants expire at the earlier of three years from the date of grant, an initial public offering of the Company's common stock or a merger/consolidation. The fair value of the warrants was determined to be $2,709,333 and was recorded as a cost of raising preferred stock financing. As of March 30, 2000, the warrants were amended to exercise at the earlier of the above terms and a preferred stock financing by the Company to close at no less than $3.00 per share. In conjunction with the merger with X.com Corporation (see Note 1), all warrants were outstanding and were assumed in the merger.

8.    RESTRICTED STOCK

        During the year ended December 31, 1999, the Company issued 10,380,000 shares of common stock for aggregate cash of $82,460 and a note of $37,400 to certain employees of the Company in connection with their employment. In some cases, the issuance price was below the fair value of the common stock and resulted in non-cash stock-based compensation of $554,090 which was equal to the difference between the fair value of the common stock and the consideration paid for these shares. The non-cash deferred stock-based compensation is being amortized over the vesting period of the shares. For the year ended December 31, 1999 and for the three months ended March 31, 2000, the amortization of non-cash deferred stock-based compensation was $47,218 and $79,778, respectively.

        A portion of the shares granted to employees is subject to repurchase by the Company, at the Company's option at the original price issued. The Company's right of repurchase lapses over a period of time determined by the Board of Directors on a case by case basis.

9.    STOCK OPTIONS

        As of December 31, 1999, the Company had reserved up to 6,000,000 shares of common stock issuable upon exercise of options issued to certain employees, directors, advisors, and consultants pursuant to the Company's 1999 Stock Plan. Such options were exercisable at prices established at the date of grant, and have a term not to exceed ten years. Options that are granted to other than officers, directors or consultants vest and become exercisable at a rate of not less than 20% per year over the five years following the date of grant. If an option holder ceases to be employed by the Company, exercisable and vested options held at the date of termination may be exercised within the earlier of three months and termination of the option. Options under the plan may be either incentive stock options, as defined under Section 422 of the Internal Revenue Code, or nonstatutory options. During the year ended December 31, 1999, 1,791,000 options had been granted and 4,209,000 options were still available for grant under the Company's stock option plan as of December 31, 1999.

        Options granted to employees with exercise prices below the deemed fair value of the stock during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in non-cash deferred stock-based compensation of $372,113 and $3,283,978, respectively. Amortization of the non-cash deferred stock-based compensation is being charged to operations as the respective options vest. For the period ended December 31, 1999 and the three months ended March 30, 2000 the amortization of non-cash deferred stock-based compensation related to these stock options was $47,218 and $283,363, respectively.

        A summary of the status of the Company's stock option plan and changes during those periods is presented below:

	Period Ended December 31, 1999
	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	—	$—
Granted	1,891,000	0.033
Exercised	(46,200)	0.02
Terminated/forfeited	(100,000)	0.02

Outstanding, at end of year	1,744,800	$0.034

Options exercisable at end of year	164,106	$0.028

        The following table summarizes information about stock options outstanding at December 31, 1999:

	Options Outstanding
				Options Exercisable
			Weighted Average Remaining Contractual Life
Exercise Price	Number Outstanding	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
$0.02 - $0.04	1,744,800	$0.034	9.52	164,106	$0.028

        Had compensation expense for the Plan been determined based on the fair value at the grant date for options granted in 1999 consistent with the provisions of SFAS 123, the pro forma net loss would be reported as follows:

December 31, 1999
Net loss:
As reported	$(2,663,335)

Pro forma	$(2,706,701)

Options to non-employees

        Options granted to non-employees for consulting services during the year ended December 31, 1999 and the three months ended March 30, 2000 resulted in non-cash deferred stock-based compensation of $217,862 and $38,955, respectively. The fair value of these options was determined at the date of the grant using the Black-Scholes option pricing model. For the year ended December 31, 1999 the amortization of non-cash deferred stock-based compensation related to these options was

$86,431. For the three months ended March 30, 2000 the amortization of non-cash deferred stock-based compensation related to these options was $10,197.

10.    401(k) SAVINGS PLAN

        In 1999, the Company adopted a 401(k) tax deferred savings plan under which eligible employees may elect to defer a portion of their salary (up to 15%) as a contribution to the plan. The Company did not match employee contributions during the year ended December 31, 1999 or during the three months ended March 30, 2000.

11.    OPERATING AND CAPITAL LEASES

        During the year ended December 31, 1999, the Company entered into two operating lease agreements for office space. In September 1999, one of the leases was terminated after 9 months of the 34-month lease agreement. The Company did not pay a penalty as a result of terminating the lease agreement. For the period ended December 31, 1998 the Company was not obligated under any operating lease agreements.

        On August 23, 1999 the Company entered into a capital lease agreement with a financial institution. Under the terms of the lease the Company purchases equipment and submits invoices to the financial institution for reimbursement. Computer equipment, software, furniture and other equipment is eligible for reimbursement up to a maximum lease amount of $600,000. Once the Company has been reimbursed, the lease begins for a term of 36 months at an interest rate matching term treasuries plus 3%. At the end of the lease term the Company will purchase the equipment for 10% of the purchase price of the equipment. For the period ended December 31, 1998, the Company was not obligated under any capital lease agreements.

        Following is an analysis of the assets under capital lease by major class at December 31, 1999:

	December 31, 1999	March 30, 2000
		(unaudited)
Computer equipment	$379,463	$482,579
Software	89,258	89,258
Office equipment	15,966	15,966

	484,687	587,803
Less accumulated amortization	(28,362)	(74,481)

	$456,325	$513,322

        Depreciation of assets under capital lease was $28,362 and $46,119 for the period ended December 31, 1998, the year ended December 31, 1999 and the three months ended March 30, 2000, respectively.

        As of December 31, 1999, future minimum lease payments under capital leases, including the 10% buy out mentioned above and future minimum rental payments required under operating leases are as follows:

Year Ending Leases	Capital	Operating
2000	$182,921	$304,000
2001	182,921	316,160
2002	199,280	328,806
2003	—	341,959
2004 and thereafter	—	233,972

	565,122	$1,524,897

Less amount representing interest	(106,584)

Present value of net minimum lease payments	458,538
Less current maturities	(127,374)

Long-term portion	$331,164

        For the period ended December 31, 1998, the year ended December 31, 1999, and the three months ended March 30, 2000, rent expense was $0, $133,225 and $116,925, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

12.    LEGAL PROCEEDINGS

        In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material effect on the financial position or results of operation of the Company.

13.    NET LOSS PER SHARE

        Basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares oustanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants, are included in the diluted net income (loss) per common share calculation to the extent these shares are dilutive. A reconciliation of the numerator and denominator used in the calculation of basic and dilutive net income (loss) per share available to common stockholders is as follows:

	December 3, 1998 (inception) to December 31, 1998	Year ended December 31, 1999	Three months ended March 30, 2000
Numerator
Net loss	$7	$(2,663,335)	$(15,633,447)

Denominator
Weighted average common shares	—	17,129,092	19,885,244
Weighted average unvested common shares subject to repurchase	—	(10,837,812)	(12,351,644)

Denominator for basic and diluted calculation	—	6,291,280	7,533,600

Basic and diluted net loss per share	—	$(0.42)	$(2.08)

        The following table summarizes common equivalent shares that are not included in the denominator used in the diluted net loss per share available to common stockholders calculation above because to do so would be antidilutive for the periods indicated:

	December 3, 1998 (inception) to December 31, 1998	Year ended December 31, 1999	Three months ended March 30, 2000
Effect of common equivalent shares:
Mandatorily redeemable convertible preferred stock upon conversion to common stock	—	14,500,000	23,666,664
Stock options to purchase common stock	—
Warrants to purchase mandatorily redeemable convertible preferred stock and common stock		20,000	5,019,999
Unvested common shares subject to repurchase agreements	—	12,690,184	15,402,407

Total	—	27,210,184	44,089,070

5,400,000 Shares

PayPal, Inc.

Common Stock

P R O S P E C T U S

February 14, 2002

Salomon Smith Barney

Bear, Stearns & Co. Inc.

William Blair & Company

SunTrust Robinson Humphrey

Friedman Billings Ramsey

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
PayPal, Inc.
Summary Risks
Company Information
The Offering
Summary Consolidated Financial Information
Recent Developments
RISK FACTORS
Risks Related To Our Business
Risks Related to This Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PAYPAL, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
PAYPAL, INC. CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PAYPAL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
PAYPAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
PAYPAL, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
UNAUDITED PROFORMA COMBINED STATEMENTS OF OPERATIONS
Report of Independent Accountants
CONFINITY, INC. (a development stage company) BALANCE SHEETS
CONFINITY, INC. (a development stage company) STATEMENTS OF OPERATIONS
STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY/DEFICIT
CONFINITY, INC. (a development stage company) STATEMENTS OF CASH FLOWS
CONFINITY, INC. (a development stage company) NOTES TO THE FINANCIAL STATEMENTS